File # 82-4708

To the General Meeting of Shareholders

Preliminarily ratified by the Board of Directors of OJSC Samaraenergo (Minutes № _13/241_ of _18.05.2009)

ARIS 12-31-08

AO Samaraenergo

ANNUAL REPORT

for year end 2008

Of the Energy and Electrification Open Joint Stock Company Samaraenergo

Samara

Section 1. Message to Shareholders from the Chairman of the Board of Directors and the CEO

Dear Shareholders,

In 2008 radical changes took place in Russia's electrical power industry. In the first half of 2008 RAO UES of Russia continued the withdrawal of assets from the equity of power supply companies. On 24 April 2008 shares in OJSC Samaraenergo totaling 1,974,212,100 (one billion nine hundred and seventy four million, two hundred and twelve thousand one hundred) items owned by OJSC RAO UES of Russia were sold at public auction. This equity stake constituted 48.61% of the registered capital of the Energy and Electrification Open Joint Stock Company Samaraenergo. OJSC Samaraenergo accordingly ceased to be a subsidiary of RAO UES of Russia.

On 1 July 2008 in the conditions of developing competitive relations between the newly independent participants of the electrical power industry market, OJSC RAO UES of Russia concluded corporate procedures concerning its reorganization and was closed down as a legal entity. With this one of the most important stages of the state reform of the electrical power industry which has been underway in Russia since 2003 was completed.

Among the most significant events of 2008 was the close of business of OJSC Middle Volga Inter-Regional Management Power Company, established for the management of power supply companies including OJSC Samaraenergo. On 1 September 2008 the legal entity CEO (OJSC MVIMPC) was replaced by an individual. Maxim Victorovich Soyfer was appointed CEO of OJSC Samaraenergo.

Pursuant to Regulation No. 476 of 28 June 2008 of the Government of the Russian Federation, from 1 July 2008 a new capacity market was launched with a new payment mechanism for customers to make settlements for electrical energy according to double-rate tariffs at both regulated and flexible (free) prices.

In the context of the implementation of the final stage of the Russian electrical energy market reform, the liberalization of the electrical energy/capacity market, and increasing competition, in 2008 OJSC Samaraenergo established itself as a market leader in sales of Samara Region electrical energy. At the same time, by fulfilling its contractual obligations and by guaranteeing uninterrupted electrical energy supplies OJSC Samaraenergo confirmed its status as a guaranteed supply company which meets all the target indicators of financial standing for a guaranteed supply company. In our analysis of the company's operations over the reporting period, we must note that, despite the current financial and economic difficulties in the country and worldwide, OJSC Samaraenergo has achieved high performance results and has upheld the brand's longstanding prestige.

In 2008 OAO Samaraenergo accomplished the following tasks:

- Net generation amounted to 19,379.9 million kWh, which is 0.8% higher than the target figure. Productive supply amounted to 17,921.2 million kWh, which is 0.5% higher than the target;
- The Company has managed to maintain its financial security;
- Accounting net profit amounted to RUB 71,065 thousand, cash flow-backed net profit amounted to RUB 555,111 thousand. Decline in the net profit amount to RUB 438,368 thousand took place for reasons unrelated to the Company's business activity. The main reason is a fall in the stock value of companies on the balance sheet of OAO Samaraenergo, to a total amount of RUB 716,999 thousand;
- Cash flow-backed return of equity amounted to 17.25%, which is 11.21 percentage points higher than the target figure;
- The Company successfully provided electrical energy both to retail and large-scale electrical energy consumers;
- The Company guaranteed a reliable energy supply throughout the entire territory of Samara Region.

During the past year, in order to improve the quality of services provided to customers and taking into account numerous requests from customer-users of electrical energy, two additional branches were established in the Samara Division. These facilitated the optimization of working with the population with regard to payment for customers, payment for electrical energy, and installation and repair of electricity meters. In 2008 the Company also undertook work on the sale, adjustment and installation of double-rate meters for electrical energy, in order to develop the services it provides.

In summarizing performance for 2008, we must mention the positive results of the Company's investment activity. In the reporting period OJSC Samaraenergo allocated RUB 31,001 thousand for investment activities, including RUB 14,215 thousand for the building of a private corporate network. This made it possible to increase the efficiency of the retail operations of OJSC Samaraenergo in the retail electrical energy market.

In the field of information technology the Company implemented projects to develop the company's integrated telecommunications systems: a private corporate network, and fiber-optical communication channels were built, and modern server-based and communication hardware was put into operation.

The realization of these projects will make it possible further to process large volumes of information in the shortest possible time, to ensure communication between branches of the company, and to organize the operational control of the financial, social and economic accounting and resource management processes in order to decrease costs by timely management decision-making.

There is no doubt that an important contribution to the Company's operations in 2008 was made by the OJSC Samaraenergo Board of Directors which, by protecting shareholder interests, influences management efficiency and the final results of the Company's work. In the accounting period the Board of Directors held 19 meetings concerning the entire spectrum of Company business. In the course of its operations in 2008 the Board of Directors approved several internal documents regulating the different fields of business of OJSC Samaraenergo:

- in the corporate field: a Regulation on dividend policy;
- in financial field: a new version of the Regulation on credit policy;
- in the field of purchases: a new version of the Regulation on the procedure for the conduct of regulated purchases of goods, works, and services for the needs of OJSC Samaraenergo;
- in the social field: a Program of non-state pension benefits for employees of OJSC Samaraenergo for 2008, and a Regulation on charity and sponsorship activities.

These documents allow shareholders to exercise control over the production and commercial operations of the Company through the elected Board of Directors, which contributes to the further improvement of the Company's corporate management.

In accordance with the recommendation of the Board of Directors, on 28 April 2008 the Annual General Meeting of Shareholders carried a resolution concerning the payment of dividends from the results of 2007 on preferred shares. The amount of funds allocated for the payment of dividends came to RUB 49,465,631.

We must also mention the efficient work of the Company's management in ensuring the timely and high-quality implementation of the decisions of the Board of Directors and General Meeting of Shareholders.

In evaluating the performance results of OJSC Samaraenergo in 2008, we may confidently say that the presence of a well-coordinated policy between the Board of Directors and Company management has made it possible to close the year in profit and to accomplish fundamental tasks. We must mention the stable and successful work of the Company in the accounting period, which once again demonstrates that the interests of consumers and shareholders of OJSC Samaraenergo have been observed.

In 2009 the Company's activity will be directed towards a maximum increase of efficiency in the management of the sale of electrical energy and the maintenance of the Company's reputation as reliable and stable. The Company therefore plans to accomplish a number of key tasks, such as:

- the preservation and expansion of the existing subscriber base by developing a more flexible policy of relations with consumers of electrical energy;
- the optimization of the structure for purchasing electrical energy in the wholesale electricity market for the purpose of minimizing sale tariffs for end users;
- the optimization of contingent and fixed costs and other expenses for the purpose of the continuous development of the material and technical base and preservation of the Company's workforce capacity;
- the improvement of the system of company management for the purpose of dynamic response to changes in the electrical energy wholesale and retail market;
- the development of an efficient system of corporate management for the purpose of protecting the rights and lawful interests of shareholders and investors.

In the context of further market liberalization, the strategic purpose of OJSC Samaraenergo shall be to increase competitiveness in the regional electrical energy market, to preserve its stable financial standing, and to increase the power supply company's operational efficiency. This will manifest itself in the maximization of the amount of net profit, and in a guarantee of company liquidity sufficient for the allocation of received net profit for payment of dividends without the creation of an additional loan debt burden for the company.

The successful resolution of these tasks, when selecting a long-term strategy, will ensure the further development of OJSC Samaraenergo for the benefit of consumers, shareholders, investors, and will increase competitiveness in the wholesale and retail electrical energy markets.

V.E. Avetisyan,
Chairman of the Board of Directors of OJSC Samaraenergo

M.V. Soyfer,
CEO of OJSC Samaraenergo

Section 2. General Information, the Company's Position in the Industry

2.1 Geographical situation.

Samara Region is situated in the south-east of the Eastern European (Russian) Plain in the middle reach of the Volga (the largest river in Europe), occupying an area of 53.6 thousand square kilometers (0.31% of the territory of Russia). It is a part of the Volga Federal District and is situated in its southern part.

Administratively, Samara Region comprises 11 cities, including 10 cities of regional importance and 1 city which comes under regional administration; 22 urban communities, 27 rural areas, 324 rural administrations, and 1,333 rural settlements. The regional center is the city of Samara, with 36% of the regional population of 3,305.3 thousand people. Over 67% of the regional population lives in the four large cities of the region: Samara, Togliatti, Syzran and Novokuybyshevsk, among which Samara is the most populated (1,189.5 thousand people).

Industrially, Samara is one of the most developed administrative units in the Volga economic region and in Russia as a whole. In terms of absolute volume of industrial production Samara Region occupies the 3rd or 4th place among the subjects of the Federation.

The most developed industries are the mechanical-engineering, metalworking, electrical energy, chemical, petro-chemical and fuel industries. Mechanical engineering is represented in almost all key industries, among which the automobile industry plays a leading role. 80% of Russian automobiles are manufactured in Samara Region. 9.2% of regional output is provided by the chemical industry, which is represented by the largest producers of ammonium (26.4% of the total production of Russia), mineral fertilizers (4.9%), and crop protection chemicals. Petrochemical enterprises are major suppliers of synthetic rubber (14.5%) and plastic products. The fuel industry ranks 4th in the total output of industrial products and is represented by oil-extraction and processing enterprises. These enterprises extract 2.8% of Russian oil, and produce 12.3% of petroleum, 13.1% of diesel fuel, and 12.1% of industrial fuel oil. Pipeline transport is an important element of transport infrastructure of Samara Region. About 40 kilometers of gas and oil pipelines pass through the territory of Samara Region, as well as part of the major Togliatti-Horlivka-Odessa ammonia pipeline.

The developed industrial complex of Samara Region comprises approximately 400 large and medium-sized enterprises (with more than 390,000 employees in total), and over 4,000 small enterprises, mostly consumers of OJSC Samaraenergo.

OAO Samaraenergo is the largest electricity-supplying company of Middle Volga region, providing about 89.86% of the region's total electricity demand.

The biggest consumers of OAO Samaraenergo are chemical, petroleum, refining, metal, and machine-building industry plants, railroad and pipeline transport companies, building materials and oil production companies.

2.2 A Brief History of the Company.

The Open Joint Stock Energy and Electrification company Samaraenergo was created in 1993 as assignee of the Industrial Association of Energy and Electrification Samaraenergo and without limitation on its term of activity, in compliance with the privatization plan of IAEE Samaraenergo. The aim of the creation of the joint-stock company, as was the case with many privatized enterprises, was to improve the efficiency of the state economic system, which was in transition from a planned economy to market relations. OJSC Samaraenergo provided a stable power supply to 99% of consumers in Samara Region, and the heating and hot water supply to industrial and residential enterprises in the largest cities of Samara Region. The Company comprised 8 power plants, 5 electric network enterprises, and 2 thermal network enterprises. The length of the thermal networks of OJSC Samaraenergo was 474 kilometers.

OJSC Samaraenergo became one of the first power systems in Russia to substantially improve its management system. On 16 February 2001 the functions of the Company CEO were transferred to the open joint-stock company Middle Volga Inter-Regional Management Power Company. This experience, which positively affected the growth of the production-economic indicators of OJSC Samaraenergo was actively cascaded to other power systems.

Based on the decision of the Board of Directors of the OJSC Russian Joint Stock Company Unified Power System of Russia of 3 September 2004, action was taken to reform the OJSC of Energy and Electrification Samaraenergo. In 2005 OJSC Samaraenergo together with OJSC Saratovenergo and OJSC Ulyanovskenergo served as the founders of inter-regional manufacturing companies, namely:

- the Open Joint Stock Company Volga Territorial Generating Company with a contribution to the authorized capital of the electrogeneration and heat supply network assets of OJSC Samaraenergo;
- the Open Joint Stock Company Volga Interregional Distribution Company with a contribution to the authorized capital of the electrical power distribution assets of OJSC Samaraenergo not relating to the Unified National (All-Russian) Power Grid (UNPG).

On 30 September 2005 an extraordinary General Meeting of Shareholders of OJSC Samaraenergo was held, at which the resolution was passed to reorganize the Company by separating out:

- OJSC Samara Territorial Generating Company with the transfer of the shares of OJSC Volga Generating Company to its balance sheet;
- OJSC Samara Distribution Company with transfer of the shares of OJSC Volga Interregional Distribution Company to its balance sheet;
- OJSC Samara Main Line Company with the transfer of the property of the bulk power networks of OJSC Samaraenergo to its balance sheet.

On 1 April 2006 the state registration of the separated companies took place. After the separation the balance sheet of OJSC Samaraenergo comprised power supply assets, and as of 01 April 2006, the sale of electrical energy became the major activity of OJSC Samaraenergo.

At the present time OJSC Samaraenergo is the largest electricity sales company in the Middle Volga Region. In accordance with the orders of the Division for State Regulation and Control of Electrical Energy of Samara Region No. 3 of 09.02.2007 and No. 9 of 02.04.2007, the boundaries of the business area of OJSC Samaraenergo as a guaranteed supply company were approved in the territory of Samara Region.

On 01 September 2008 OJSC Middle Volga Inter-Regional Management Power Company ceased to exercise its function as sole executive body of OJSC Samaraenergo in view of the expiration of the agreement's period of validity.

OAO Samaraenergo's mission is to ansure a reliable electrical power supply for Samara Region to allow the region's successful social and economic development.

2.3 Organizational Structure of the Company.

The management of the current activities of OJSC Samaraenergo is undertaken by a unified executive body, the CEO. The CEO is accountable to the General Meeting of Shareholders and the Board of Directors of the Company.

Before 01 September 2008 the management company of OJSC Middle Volga Inter-Regional Management Power Company (OJSC MVIMPC) functioned as the sole executive body of OJSC Samaraenergo.

In view of the expiration of the period of validity of agreement No. 1/01012004 of 01.01.2004 establishing the procedure for the execution of powers of the executive body of OJSC Samaraenergo, on 01 September 2008 Maxim Viktorovich Soyfer was elected CEO of the company.


General Meeting
of Shareholders
Board of Directors
CEO

The executive body of the Company has two tiers: the upper tier is represented by the CEO and the Deputy CEOs for functional directions, each of which has subordinate to it the services, departments and branches of OJSC Samaraenergo.

OAO Samaraenergo includes 18 branch offices situated in different cities and towns of Samara Region. These branches are not separate legal bodies and act according to the approved Regulation. To improve service conditions for specific districts' customers, production sectors were set up as parts of the following branches: the Otradnensky branch has the Sergievsky production zone; the Bolsheglushitsky branch has the Bolshechernigovsky production zone; Chelno-Vershinsky branch – the Shentalinsky production zone; the Krasnoyarsky branch – the Koshkinsky production zone.

As a guaranteed supply company, OAO Samaraenergo provides electrical power to all Samara Region's cities and administrative districts (10 cities, 27 administrative districts).

The consumer signs an energy supply agreement in which the parties' basic rights and responsibilities are defined according the applicable electrical energy industry law. Accounts for energy consumed by legal entities are made on dates defined according to contract agreements, by sending billing documents to banks. For the sake of individual customers' convenience payments can be made not only in Sberbank's local branches and communication centers, but also in the cash payment offices of OAO Samaraenergo's local branches. Moreover, inhabitants of remote communities can make their payments using a portable cash register when an OAO Samaraenergo's officer visits their location.

2.4 Priority areas of the Company's activity. Main indicators including number of employees in the course of a three-year period.

Generation of profit is the key target of the operations of OJSC Samaraenergo. In view of this the Company undertakes its operations according to the following priority areas:

- the purchase of electrical energy in the wholesale and retail electrical energy (power) markets;
- the realization (sale) of electrical energy in wholesale and retail electrical energy (power) markets to consumers (including citizens);
- the fulfillment of the functions of a guaranteed supply company;
- the provision of services to legal entities and individuals with regard to the preparation of documents necessary for the execution of electrical energy supply agreements and agreements on the purchase and sale of electrical energy.

.

Volume of proceeds from sale of products (thousand rubles, without VAT)

Indicators	2008
Proceeds (net) total from sale of goods, products, works, services (exclusive of value-added excise tax and similar compulsory payments), including:	28,115,369
Proceeds from sale of electrical energy.	28,108,655
Proceeds from sale of other goods, products, works, services of an industrial character.	4,696
Proceeds from sale of other goods, products, works, services of a non-industrial character.	2,018

The volume of consumption of the Company's main product (electrical energy) depends on the season. As a result the indicators of the "winter" quarters of the year are traditionally higher than the similar indicators of "summer" quarters by 15–17%.

Average number of employees of OJSC Samaraenergo by categories in 2006–2008

Category	Name of index	Units	Years		
			2006	2007	2008
Managers	Average number	people	116	131	132
Specialists and technical personnel	Average number	people	424	414	408
Workers	Average number	people	410	407	404

Change in the number of employees by categories in 2006–2008


450
400
350
300
250
200
150
100
50
0
424
410
414
407
408
404
116
131
132
2006
2007
2008
Managers
Specialists and technical personnel
Workers

2.5 Company's competitors and risk factors.

OAO Samaraenergo is the largest electricity-supplying company in Samara region with guaranteed supply company status. This is reflected in the OAO's competitive advantage.

Competitors in the territory of Samara Region where OAO Samaraenergo operates may conditionally be divided into two groups:

1. Energy-supplying organizations such as OOO TogliattiEnergoSbyt, MUP Proizvodstvennoye objedineniye kommunalnogo khozyaistva, Togliatti, OAO Togliattinskaya energosbytovaya kompaniya, ZAO Kinelenergo. As large-scale consumers and resellers, these buy their entire electrical energy from OAO Samaraenergo. It should be noted that these organizations also possess the status of guaranteed supply companies.
2. Energy-supplying organizations and retail suppliers such as ZAO Samarskiye gorodskiye elektricheskiye seti (has guaranteed supply company status), ZAO Baltika-Samara and OOO Dizazh M, which buy energy from NOREM (New Large-Scale Electrical Energy Power Market).

The following may be regarded as the most important risk factors influencing an effective power supply company's performance indicators:

- work in the non-regulated sectors of NOREM, specifically, the unplanned growth of purchases of electrical energy in the Balancing Market and power at competitive prices (higher than the standard values calculated during transmission);
- change in the volume and structure of supply to the grid (increase of ratio of consumption by subscribers with low tariffs);
- change in the share of purchases in the Wholesale Market for Electricity and Power and the sale share in the retail market of electrical energy (power) at regulated prices;
- change in prices for the purchase of electrical energy/power in non-regulated sectors;
- worsening of payment discipline on the part of consumers of the company and the emergence of insolvent consumers;
- presence of competing power supply companies;
- worsening of bank credit conditions;
- decrease of the value of shares of the energy companies accounted on the balance sheet of OJSC Samaraenergo;
- insufficient level of technical equipment and software;
- the company's personnel resources.

2.6 Report by the Company's Board of Directors about the results of the Company's development in line with its areas of priority activity.

The presence of a well-coordinated policy between the Board of Directors and the management of OJSC Samaraenergo made it possible to close 2008 in profit and to accomplish the main tasks according to the Company's priority areas of activity:

- supply to the grid equaled 19,379.9 million kWh, which exceeds the planned value by 0.8%; productive supply equaled 17,921.2 million kWh, which exceeds the planned figures by 0.5%;
- book-keeping net profit amounting to RUB 71,065 thousand was received, and net profit guaranteed by cash flow was RUB 554,111 thousand;
- return on equity guaranteed by the cash flow equaled 17.25%, which exceeds the planned amount by 11.21 percentage points;
- the Company's work both in the retail and wholesale electrical energy markets was efficient;
- the Company organized uninterrupted supplies of electrical energy throughout the territory of Samara Region.

In 2008 the Board of Directors of OJSC Samaraenergo held 19 meetings covering a broad spectrum of issues. In the accounting period the Board of Directors approved 25 related party transactions for total amount of RUB 494.9 thousand. In the course of its operations in 2008 the Board of Directors also approved a number of internal documents determining the fundamental principles of the Company's business not only in the corporate but also in the industrial and social spheres.

Section 3. Corporate Management

3.1 Principles. Documents.

OJSC Samaraenergo pays great attention to the development of an efficient system of corporate management in order to protect the rights and lawful interests of shareholders, to increase the economic efficiency of production activities and, consequently, to improve the Company's competitive abilities. The Company's activities are based on implementing the requirements of Russian legislation and other norms, in particular, documents of the Federal Service for the Financial Markets of Russia. OJSC Samaraenergo is a dynamically developing company, which is trying to be socially responsible, open to society and transparent to business. The Company observes the principles of transparency and openness of information by means of regular coverage in the mass media and in specialist publications of the main issues and problems in energy systems, as well as by publishing information about the most important facts in the central news agencies' press releases, and by publishing significant documents and information materials on the Company's web site.

OJSC Samaraenergo has no internal documents setting out the rules of corporate conduct for the issuer. Nevertheless the Company complies with the general principles of corporate conduct established in the Code for Corporate Conduct recommended by the Federal Commission for the Equity Market of Russia.

All the Company's shareholders, regardless of their share, are provided with an opportunity to govern the Company by participating in the General Meetings. Shareholders receive profit shares and have access to full and accurate information about the Company.

The Board of Directors is elected by shareholders on an alternative basis by cumulative vote. It implements the strategic management of the Company's activities. The Board of Directors constantly expands its sphere of competence in issues of Company management.

The sole executive body (CEO) ensures management of the Company's current activities. The CEO is accountable to the General Meeting of Shareholders and to the Board of Directors of the Company.

The Company Auditor is elected by the General Meeting of Shareholders from candidates proposed by the Company shareholders. The internal audit service and the external auditor ensure control of the Company's economic and financial activities.

During the accounting period no amendments and addenda to foundational document of the Company (its Charter) were made. Along with the Charter OJSC Samaraenergo also operates in accordance with the following internal documents, approved by shareholder General Meetings and by the Company Board of Directors:

- Statute on the preparation and holding of the General Meeting of OJSC Samaraenergo shareholders;
- Statute on the OJSC Samaraenergo Revision Commission;
- Statute on the calling and holding of the sessions of the Board of Directors;
- Statute on the remuneration of and compensations payable to members of OJSC Samaraenergo Board of Directors;
- Statute on the remuneration of and compensations payable to members of OJSC Samaraenergo Revision Commission;
- Statute on OJSC Samaraenergo information policy.

In 2008 the Statute on the dividend policy of OJSC Samaraenergo were approved for the purpose of ensuring transparency in the mechanism for determining the amount of dividends and their payment, as well as for informing shareholders and other stakeholders about the Company's dividend policy.

The main principle of the Company is its aspiration to maintain a balance of interests between shareholders and the Company, to be attractive for investments, and to be a highly professional and modern company.

3.2 Information about the members of Company control and administrative bodies

3.2.1. Board of Directors

In compliance with the Company Charter the Board of Directors consists of 10 members.

The serving members of the Board of Directors were elected on 28 April 2008 by a General Meeting of Shareholders following the results of 2007.

Avetisyan, Vladimir Evgenievich. Chairman of the Board of Directors. 1999-2004: member of the Board of Directors of OJSC Samaraenergo. Born 1958; 51 years; Russian citizen; Education: higher economic education, Ph.D in economics. From 2001 to 2004 was CEO of OJSC MVIMPC. Is currently a member of the executive bodies and Board of Directors of the following companies: Chairman of the Board of OJSC Unified Automobile Technologies, member of the Board of Directors of CJSC Joint stock Commercial Bank Gasbank, OJSC Volga Territorial Generating Company. Share in the Company stock capital: 0.003%.

Boyko, Natalia Grigorievna. Member of the Board since 2005. Born 1965; 42 years; Russian citizen. Has higher degree in technology and economy; is Adviser Director General of OJSC All-Russian Research Institute for the Operation of Atomic Power Stations. Member of the executive bodies and Board of Directors of the following companies: member of the Board of Directors of OJSC Khibiny Heating Company. Does not hold a share in the Company stock capital.

Gromov, Maxim Evgenievich. Member of the Board of Directors of the Company since 2008. Born 1975; 34 years; Russian citizen; Education: higher technical. CEO of LLC Energy of Development, Audit. Does not hold a share in the Company stock capital.

Kirillov, Yury Alexandrovich. Member of the Board of Directors since 2008. Born 1978; 31 years; Russian citizen; Education: higher economic. Director of economics and finance of CJSC Middle Volga Grid Company. Member of the executive bodies and Board of Directors of the following companies: member of the Board of Directors of OJSC Saratovenergo, OJSC Ulyanovskenergo. Does not hold a share in the Company stock capital.

Kulikov, Dmitry Germanovich. Member of the Board of Directors since 2008. Born 1969; 40 years; Russian citizen; Education: higher. Head of Division of operative management of sales operations of LLC KES-Trading. Member of the executive bodies and Board of Directors of the following companies: member of the Board of Directors of OJSC Vladimir Power Supply Company, OJSC Ivanov Power Supply Company, OJSC Kirovenergosbit, OJSC Komi Power Supply Company, OJSC Udmurtia Power Supply Company, OJSC Energosbit Rostovenergo, OJSC Perm Power Supply Company, OJSC Sverdlovenergo, OJSC Ulyanovskenergo. Does not hold a share in the Company stock capital.

Leonov, Oleg Nikolaevich. Member of the Board of Directors since 2008. Born 1972; 37 years; Russian citizen. Has higher economic education. Director of CJSC Middle Volga Power Supply Company. Member of the executive bodies and Board of Directors of the following companies: member of the Board of Directors of OJSC Ulyanovskenergo. Does not hold a share in the Company stock capital.

Muromtseva, Tatiana Anatolyevna. Member of the Board of Directors since 2008. Born 1979; 30 years; Russian citizen. Education: higher. Deputy CEO for economics and finance of LLC Energostream. Does not hold a share in the Company stock capital.

Nikonov, Vasily Vladislavovich. Member of the Board of Directors since 2004. Born 1972; 37 years; Russian citizen. Education: higher technical and economic. CEO of OJSC MVIMPC, First deputy Chairman of the Board, Director of operational management of OJSC Unified Automobile Technologies. Member of the executive bodies and Board of Directors of the following companies: Chairman of the Board of Directors of OJSC Orenburg Heat Producing Company, member of the Board of Directors of OJSC IZE of Volga Region, OJSC Orenburgenergosbit, OJSC Volga Territorial Generating Company. Share in the Company stock capital: 0.0006%.

Pestov, Andrei Adolfovich. Member of the Board of Directors since 2008. Born 1970; 39 years; Education: higher technical. CEO of LLC Gasex-Management, LLC Gasraspredset. Member of executive bodies and Board of Directors of the following companies: member of the Board of Directors of CJSC GASEX, OJSC Chelyabinskgorgas, OJCS Sibirgasservice, OJSC Irkutskoblgas, OJSC Kurganoblgas. Does not hold a share in the Company stock capital.

Rosenzveig, Alexander Shoilovich. Member of the Board of Directors since 2008. Born 1962; 47 years; Russian citizen. Education: higher. Deputy Chairman of the Board, Sales and Marketing Director of OJSC Unified Automobile Technologies. Member of the executive bodies and Board of Directors of the following companies: member of the Board of Directors of OJSC Tumen Power Supply Company, OJSC Ulyanovskenergo. Does not hold a share in the Company stock capital.

Previous to the annual General meeting on the results of 2007, the Board of Directors did not include the following currently serving members: V.E. Avetisyan, M.E. Gromov, Y.A. Kirillov, D.G. Kulikov, O.N. Leonov, T.A. Muromtseva, A.A. Pestov, and A.Sh. Rosenzveig. It did include: B.F. Remezentsev, E.N. Ulanovskaya, L.R. Matyunina, Y.M. Rimer, I.V. Sviridov, V.V. Sotnikov, A.V. Shashkov, and M.G. Scheglov.

In compliance with the Statutes currently in effect concerning the remuneration of and compensations payable to members of OJSC Samaraenergo Board of Directors, remuneration is based on a monthly salary tariff of top-class employees based on the industry tariff agreement in the Russian Federation electrical energy complex. The amount of remuneration depends on the participation of the board member in extra- and intramural meetings. Additional remuneration for net profit values and in the event of an increase in the Company's market capitalization is also provided.

In 2008 a total of RUB 14,173,000 was paid out to the members of the Board.

No deals were made between the Board and the Company in 2008; no suits were filed against the Board members.

3.2.2. Revision Commission

In accordance with the Company Charter the Revision commission consists of 5 members. The current Commission was elected on 28 April 2008 by the annual General Meeting of Shareholders on the basis of results of 2007.

Belov, Alexei Vasilievich. Senior project manager of the group for the organization of activities of infrastructure organizations of the wholesale market of electrical energy and power of Project center for the completion of the reorganization of OJSC RAO UES of Russia OJSC Holding MRSK (Inter-regional Grid Company). Born 1972; 38 years; has higher education. Does not hold a share in the Company stock capital.

Dolgopol, Olga Semenovna. Leading expert in the Department for the Methodological Support of Audits of the Internal Audit Department of the Corporate Center of OJSC RAO UES of Russia. Born 1953; 56 years; has higher technical and economic education. Does not hold a share in the Company stock capital.

Zhirnov, Grigory Vladislavovich. Head of the Financial and Economic Division of LLC Development Energy, Audit. Born 1973; 36 years; has higher education. Does not hold a share in the Company stock capital.

Nikitin, Vitaly Alexandrovich. Leading expert in the Corporate Information Service Division of the Department for Corporate Management and Interaction with the Shareholders of the Corporate Center of OJSC RAO UES of Russia. Born 1981; 28 years; has higher education. Does not hold a share in the Company stock capital.

Smirnova, Elena Evgenievna. Head of the Department of Economic Planning and Financial Control of Business Unit No. 2 of the OJSC Russian Joint Stock Company Unified Energy System of Russia. Born 1976; 33 years. Has higher degree in economics. Does not hold a share in the Company stock capital.

Previous to the annual General meeting on the results of 2007, the Revision Commission did not include the following currently acting members: A.V. Belov, O.S. Dolgopol, and V.A. Nikitin. It did include A.P. Bashkankov, N.V. Shabanova, and O.V. Rokhlina.

In compliance with the Statutes currently in effect concerning the remuneration of and compensations payable to the members of OJSC Samaraenergo Revision Commission, remuneration is based on the monthly salary tariff of top-class employees based on the industry tariff agreement in the Russian Federation electrical energy complex. In 2008 a total of RUB 266,837 was paid out to the members of the Revision Commission.

No deals were made between the Revision Commission and the Company in 2008; no suits were filed against Revision Commission members.

3.2.3. CEO

Before 01 September 2008 the functions of the sole executive body of OJSC Samaraenergo were delegated to the managing company, OJSC Middle Volga Inter-regional Energy Management Company (OJSC MVIMPC).

As a result of the expiration of the period of validity of agreement No. 1/01012004 of 01.01.2004, which established the procedure for the fulfillment of the functions of the executive body of OJSC Samaraenergo, on 01 September 2008 Maxim Viktorovich Soyfer was elected CEO of the Company.

Soyfer, Maxim Victorovich. Born 1969; 39 years; has higher technical education, MBA (Bradley University, USA). Between September 2005 and 31.08.2008 he held the position of Manager of OJSC Samaraenergo. On 01.09.2008 Soyfer was appointed CEO of the Company. Does not hold a share in the Company stock capital.

In compliance with current Agreement No. 1/01012004-CMP dated 01 January 2004 on the procedure for the execution of duties by the executive body of Open Joint Stock Company of Energy and Electrification Samaraenergo, within the year 2008 a total of RUB 19,970,250.74 was paid as remuneration to OJSC MVIMPC for efficiency of management and as compensation for the costs of fulfilling the functions of a sole executive body in 2008.

In accordance with its Charter OJSC Samaraenergo does not have a collegial executive body.

3.3 Affiliated and dependent companies.

OJSC Samaraenergo has no affiliated companies.

OJSC Samaraenergo has two dependent companies.

Name of dependent company	Major activities	Investment, in thousand rubles	% of stock capital as of 31 December 2008
Limited Liability Company, Private Security Company Energozaschita	Security services	50	50
Open Joint Stock Company Turboenergoservis	Development and sales of gas-turbine heating power plants	40	40

The Company holds OJSC Turboenergoservis common shares, and a share of the stock capital of the LLC Private Security Company Energozaschita. The shares in the capital stock of dependent companies have not changed.

3.4 Information about material facts (in compliance with the classification of the Federal Commission for Financial Markets)

NOTIFICATION OF MATERIAL FACT
"INFORMATION OF DATES OF CLOSURE OF ISSUER'S REGISTER"

1. General Information	
1.1. Full corporate name of Issuer, form of incorporation.	Open Joint Stock Company of Energy and Electrification Samaraenergo
1.2. Contracted corporate name of Issuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985
1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru
2. Content of Notification	
2.1 Type, category, series, and other indentifying features of inscribed securities: ***common inscribed uncertified securities.***	
2.2. Aim of compiling the register of holders of inscribed securities: ***participation of holders of inscribed securities in the Annual General Meeting of Shareholders.***	
2.3. Date on which the register of holders of inscribed securities is made: ***14 March 2008.***	
2.4. Date of compilation of the minutes of the meeting of the Issuer's authorized administrative body, upon which a resolution was made to compile a register of holders of inscribed securities of the Issuer or date of another resolution which was the basis for determining the date of drawing such a register: ***minutes of the Board of Directors meeting No. 14/223 dated 17 March 2008.***	

Notification of material fact
"Information about the Resolutions of General Meetings"

1. General Information	
1.1. Full corporate name of Issuer (name, for nonprofit organizations).	Open Joint Stock Company of Energy and Electrification Samaraenergo

1.2. Contracted corporate name of Issuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985
1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru

2. Content of Notification

2.1. Type of General meeting (annual, extraordinary): annual.
2.2. Form of conduct of General meeting: combined attendance.
2.3. Date and place of General meeting: 28 April 2008, Samara, Leningradskaya St., 27.
2.3. General meeting quorum: Number of votes held by individuals (holders of allocated shares) listed as having the right to vote at the meeting: 3,538,928,532 (100%). Number of votes held by individuals (holders of allocated shares) listed as having the right to participate in the meeting: 3,089,136,849 (87.2902%). The General meeting is legally competent to make resolutions.
2.4. Items put to vote, and voting returns:

Agenda item 1: **Approval of: annual report, annual accountant report (inclusive of the Company profit-and-loss report), distribution of profit (inclusive of payment of profit share), and Company losses in accordance with the results of the 2007 financial year.**

Number of votes on this agenda item by individuals listed as having the right to participate in the meeting	*3,538,928,532*
Number of votes on this agenda item by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,928,532*
Number of votes on this agenda item by individuals attending the General Meeting	*3,089,136,849*
Quorum for this agenda item	*87.2902%*

Voting results:	*Number of votes*	*% of participants in the vote*
"FOR"	*3,085,024,860*	*99.8669*
"AGAINST"	*570,753*	*0.0185*
"ABSTAINING"	*3,186,672*	*0.1032*
"Did not vote"	*119,140*	*0.0039*
Number of votes in the ballot which were deemed void.		*235,424*

Agenda item 2: **Election of members to the Board of Directors.**

	Number of votes in the cumulative vote
Number of votes in the cumulative vote on this agenda item by individuals listed as having the right to participate in the meeting	*35,389,285,320*
Number of votes in the cumulative vote on this agenda item by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*35,389,285,320*
Number of votes in the cumulative vote on this agenda item by individuals attending the general meeting	*30,891,368,490*
Quorum for this agenda item	*87.2902%*

No.	**CANDIDATE'S NAME, SURNAME, PATRONYMIC**	**Number of votes in the cumulative vote**	**% of participants in the vote**
1	**Nikonov, Vasily Vladislavovich**	**3,319,277,458**	**10.7450**
2	**Avetisyan, Vladimir Evgenievich**	**3,318,447,593**	**10.7423**
3	**Kirillov, Yuri Alexandrovich**	**3,301,108,946**	**10.6862**
4	**Boyko, Natalia Grigorievna**	**3,291,139,859**	**10.6539**
5	**Muromtseva, Tatiana Anatolievna**	**3,290,433,388**	**10.6516**
6	**Rozenzveig, Alexander Shoilovich**	**3,290,390,039**	**10.6515**
7	**Leonov, Oleg Nikolaevich**	**2,764,832,568**	**8.9502**
8	**Gromov, Maxim Evgenievich**	**2,764,656,635**	**8.9496**
9	**Kulikov, Dmitry Germanovich**	**2,763,814,527**	**8.9469**
10	**Pestov, Andrei Adolfovich**	**2,763,803,676**	**8.9468**
11	Bazhenova, Ekaterina Alexandrovna	824,245	0.0027
12	Gnezdilov, Mikhail Vladimirovich	748,793	0.0024
13	Azovtsev, Mikhail Vladimirovich	603,420	0.0020
14	Kruglov, Mikhail Gennadievich	546,861	0.0018
15	Seliverstova, Tatiana Alexandrovna	524,628	0.0017
16	Bokarev, Boris Alexandrovich	509,520	0.0016
17	Kirichuk, Vladimir Vasilievich	465,419	0.0015

18	Kovalenko. Andrei Igorevich	453.565	0.0015
19	Gurelov. Dmitry Gennadievich	357.451	0.0012
20	Zakrevsky. Alexei Valerievich	199.847	0.0006
21	Prosyankin. Denis Sergeevich	160.153	0.0005
22	Krasnikov. Maxim Yurievich	114.762	0.0004
23	Belsky. Alexei Veniaminovich	46.696	0.0002
24	Malkov. Andrei Vladimirovich	5.213	0.0000
AGAINST all candidates		0	0.0000
ABSTAINING for all candidates		0	0.0000
Did not vote for all candidates		9.470.398	0.0307
Number of votes in the ballot which were deemed void			8.433.010

Agenda item 3: **Election of members to the Revision Commission.**

Number of votes on this agenda item by individuals listed as having the right to participate in the meeting	*3,538,928,532*
Number of votes on this agenda item by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,905,222*
Number of votes on this agenda item by individuals attending the general meeting	*3,089,136,849*
Quorum for this agenda item	*87.2907%*

No.	Candidate's surname, first name, patronymic	FOR		AGAINST	ABSTAINING	VOID	Did not vote
		votes	%	votes	votes	votes	
1	**Zhirnov, Grigory Vladislavovich**	**1,981,235,045**	**64.1356**	**1,105,768,961**	**53,095**	**1,960,608**	**119,140**
2	**Dolgopol, Olga Semenovna**	**1,978,054,969**	**64.0326**	**1,105,758,671**	**52,661**	**5,151,408**	**119,140**
3	**Belov, Alexei Vasilievich**	**1,977,887,649**	**64.0272**	**1,105,634,488**	**223,265**	**5,272,307**	**119,140**
4	**Smirnova, Elena Evgenievna**	**1,997,741,467**	**64.0225**	**1,105,939,432**	**79,821**	**5,256,989**	**119,140**
5	**Nikitin, Vitaly Alexandrovich**	**1,977,686,250**	**64.0207**	**1,106,171,307**	**79,562**	**5,080,590**	**119,140**
6	Kuzmina. Olga Borisovna	1.109.618.200	35.9200	1.977.320.324	70.525	2.008.660	119.140
7	Tunyaev. Anatoly Yurievich	1.108.878.653	35.8961	1.977.695.310	115.962	2.327.784	119.140
8	Kashpitar. Irina Ivanovna	3.969.139	0.1285	3.082.787.673	95.032	2.165.865	119.140
9	Nedometz. Sergei Nikolaevich	3.675.456	0.1190	3.082.870.536	109.718	2.361.999	119.140

Number of votes in the ballot which were deemed void	3.983

Agenda item 4: **Appointment of the Company Auditor.**

Number of votes on this agenda item by individuals listed as having the right to participate in the meeting	*3,538,928,532*
Number of votes on this agenda item by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,928,532*
Number of votes on this agenda item by individuals attending the General Meeting	*3,089,136,846*
Quorum for this agenda item	*87.2902%*

No.	Name of candidate	FOR		AGAINST	ABSTAINING	VOID	Did not vote
		votes	%	votes	votes	votes	
1	**Approve CJSC ENPI Consult as auditor of the company**	**1,977,594,278**	**64.0177**	**1,105,577,914**	**1,463,232**	**4,382,285**	**119,140**
2	Approve Closed Joint Stock Company "Center of Business-consulting and Audit" as auditor of the company	1.108.323.961	35.8781	1.974.416.063	1.440.042	4.837.643	119.140

2.5. Resolutions made at the General Meeting.

Agenda item 1:

1. To approve the annual report. annual accounting report. inclusive of profit-and-loss report by results of the 2007 financial year.
2. To approve the consequent distribution of profit (losses) of the Company in accordance with the results of the 2007 financial year:

	(thousand rubles)
Undistributed profit (loss) of the report period:	1.123.895
Distribute to: Reserve capital	0
Profit shares	49.466

Investment (savings)	906,428
Payment of losses for previous years	168,001

3. In view of the fact that in accordance with the results of the first quarter of 2007 profit share a rate of RUB 0.026568 per one common share was accrued on common shares (Minutes of the General Meeting of shareholders of 29 June 2007 No. 2007-1g), to pay no profit share on common shares of the Company on the basis of the results of the year 2007.
4. In view of the fact that in accordance with the results of the first quarter of 2007 profit share a rate of RUB 0.026568 per one preferred share was accrued on preferred shares (Minutes of the General Meeting of shareholders of 29 June 2007, No. 2007-1g), to pay profit share on preferred shares of the Company following the results of 2007 at a rate of RUB 0.094763 per one preferred share of the Company in monetary form within 60 days from the date of making a decision about its payment.

Agenda item 2:
To elect the members of the Board of Directors: Vladimir Evgenievich Avetisyan, Natalia Grigorievna Boyko, Maxim Evgenievich Gromov, Yury Alexandrovich Kirillov, Dmitry Germanovich Kulikov, Oleg Nikolaevich Leonov, Tatiana Anatolievna Muromtseva, Vasily Vladislavovich Nikonov, Andrei Adolfovich Pestov, Alexander Shoilovich Rosenzveig.

Agenda item 3:
To elect the members of the Revision Commission: Alexei Vasilievich Belov, Olga Semenovna Dolgopol, Grigory Vladislavovich Zhirnov, Vitaly Alexandrovich Nikitin, Elena Evgenievna Smirnova.

Agenda item 4:
To approve as auditor of the Company: Closed Joint Stock Company ENPI Consult (CJSC ENPI Consult).

2.6. Date of preparation of the minutes of the General Meeting: 30.04.2008.

Notification of material fact
"Information on payable and/or paid-out profit shares on Issuer's securities"

1. General Information	
1.1. Full corporate name of Issuer (name, for nonprofit organizations).	Open Joint Stock Company of Energy and Electrification Samaraenergo
1.2. Contracted corporate name of Issuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985
1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru

2. Content of Notification
2.1. Type, category, series, other identifying features of securities: inscribed preferred shares of type-A uncertified. 2.2. State register No. of issue (additional issue) of securities: 2-02-00127-A of 2 November 2006. 2.3. Name of the registrar performing state registration of the issue (additional issue) of securities: Federal Commission for Financial Markets. 2.4. Issuer's authority deciding on the payment (announcement) of profit shares on Issuer's shares: General Meeting of shareholders. 2.5. Date of decision to pay (announce) profit shares on Issuer's securities: 28 April 2008. 2.6. Date of minutes of the meeting of Issuer's authorized administrative body at which the decision was made to pay (announce) the profit shares on Issuer's securities: 30 April 2008. 2.7. Total of profit shares on Issuer's shares of a certain category (type), profit share per one Issuer's share of a certain category (type): RUB 49,466,000; RUB 0.094763 per one preferred share. 2.8. Method of payment of profit on Issuer's securities (monetary assets, other property): monetary assets. 2.9. Date upon which the obligation to pay profits on Issuer's securities (profit share on shares, profit (interest, nominal value) on bonds) shall be executed; or in the event that the obligation to pay profits on securities shall be executed by the Issuer within a certain period of time, the date of expiry of such a period: within 60 days from the date of making a decision about payment of profit share.

Notification of material fact
"Information about inclusion in the register of Issuer's shareholders of a shareholder owning not less than 5 percent of common stock of the Issuer, and about any change, as a result of which the share of such stock owned by this shareholder becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percent of placed common stock"

1. General Information	
1.1. Full corporate name of Issuer (name, for nonprofit organizations).	Open Joint Stock Company of Energy and Electrification Samaraenergo
1.2. Contracted corporate name of Iissuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985

1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru

2. Content of Notification
2.1. Full corporate name (for legal entities – commercial organizations), name (for legal entities – nonprofit organizations), surname, name, patronymic (for individuals) of shareholder of the issuer: Russian Open Joint Stock Company of Energy and Electrification UES of Russia.
2.2. Share of Issuer's common stock owned by said person before the change: 55.7855%.
2.3. Share of Issuer's common stock owned by said person after the change: 0%.
2.4. Date when the Issuer became aware of the change of share of Issuer's common stock owned by the said person: 24 June 2008.
2.5. Basis for change of share of common stock of the Issuer owned by said person (purchase or transfer by the person of common stock of the Issuer: placement by the issuer of additional shares; decrease of charter capital by the Issuer by means of payment of part of placed common stock): transfer by the person of common stock of the Issuer.
2.6. If share of Issuer's common stock owned by the said person has changed as a result of purchase or transfer by such person of common stock of the Issuer (except purchase of additional common stock of the issuer in the course of its placement), – date of making of relevant entry on the personal account (securities account) of said person: 19 June 2008.

Notification of material fact
"Information about periods of fulfillment of obligations of the Issuer to holders of Issuer's securities"

1. General Information	
1.1. Full corporate name of Issuer(name, for nonprofit organizations).	Open Joint Stock Company of Energy and Electrification Samaraenergo
1.2. Contracted corporate name of Issuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985
1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru

2. Content of Notification
2.1. Type, category, series, other identifying features of securities: **preferred shares of type-A inscribed uncertified.**
2.2. State register No. of issue of securities and date of state registration: **2-02-00127-A of 2 November 2006.**
2.3. Content of Issuer's obligation, and for financial obligation or other obligation, which may be shown in monetary terms; also amount of such obligation in monetary terms: **payment of dividends on Issuer's shares to the amount of RUB 49,466,000.**
2.4. Date when obligation of the Issuer is to be discharged, and if obligation is to be discharged by the Issuer within the specified period of time, the date of expiration of such period: **28 June 2008.**
2.5. Fact of fulfillment of obligations or failure to fulfill obligations (default) of the Issuer: **obligation has been discharged.**
2.6. If the Issuer fails to fulfill its obligation, reason for such failure, and for monetary obligation or other obligation which may be shown in monetary terms; also the amount of such obligation in monetary terms in which it has not been discharged: **obligation has been discharged.**

Notification of material fact
"Information on profit shares due or payable on Issuer's securities"

1. General Information	
1.1. Full corporate name of Issuer, form of incorporation (name, for non-profit organizations).	Open Joint-Stock Company of Energy and Electrification Samaraenergo
1.2. Contracted corporate name of Issuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985
1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru

2. Content of Notification
2.1. Type, category, series, other identifying features of inscribed securities: **preferred shares type-A and common nominal shares.**
2.2. State register No. of issue (additional issue) of securities: **2-02-00127-A, 1-02-00127-A, dated 2 November 2006.**
2.3. Name of the registrar performing state registration of the issue (additional issue) of securities: **Federal Commission for Financial Markets.**
2.4. Issuer's authority deciding on the payment (announcement) of profit shares on Issuer's shares: **General Meeting of Shareholders.**
2.5. Date of decision to pay (announce) profit shares on Issuer's securities: **28 April 2008.**
2.6. Date of minutes of the meeting of Issuer's authorized administrative body, at which the decision was made to pay (announce) the profit shares on the Issuer's securities: **30 April 2008.**
2.7. Total of profit shares on Issuer's shares of a certain category (type), profit share per one Issuer's share of a certain category (type): **RUB 49,466,000; RUB 0.094763 per one preferred share.**
2.8. Method of payment of profit on Issuer's securities (monetary assets, other property): **monetary assets.**

2.9. Date upon which the obligation to pay profits on Issuer's securities (profit share on shares) shall be executed, and date of expiry of such period in the event that the obligation to pay profits on securities shall be executed by the Issuer within a certain period of time: **28 June 2008.** 2.10. Total profits paid on Issuer's securities of a certain category (type): **RUB 49,466,000.**

Notification of material fact
"Information about facts resulting in exceptional increase or decrease of the cost of Issuer's assets by more than 10 percent"

1. General Information	
1.1. Full corporate name of Issuer, form of incorporation (name, for non-profit organizations).	Open Joint-Stock Company of Energy and Electrification Samaraenergo
1.2. Contracted corporate name of Issuer.	OAO Samaraenergo
1.3. Location of Issuer.	27 Leningradskaya street, 443099 Samara, Russia
1.4. Issuer's Primary State Registration No. (OGRN).	1026300956131
1.5. Issuer's taxpayer identity No., allocated by the tax authorities.	6315222985
1.6. Issuer's unique code, allocated by the registrar.	00127-A
1.7. Web page used by Issuer to publish material facts.	www.samaraenergo.ru

2.Content of Notification
2.1. Fact or facts resulting in non-recurrant increase or decrease of the cost of Issuer's assets by more than 10 percent: **increase of amounts receivable (from purchasers and customers), increase of VAT on acquired assets and increase of the remainder of moneys on OJSC Samaraenergo bank account as of the end of the reporting period.** 2.2. Date of the onset of the fact (facts) resulting in non-recurrant increase or decrease of the cost of Issuer's assets by more than 10 percent: **August-September 2008.** 2.3. Cost of Issuer's assets as of the end of reporting period (quarter or year) preceding the reporting period during which the onset of relevant fact or facts was identified: **RUB 4,714,949,000.** 2.4. Cost of Issuer's assets as of the end of the reporting period (quarter or year) during which the onset of relevant fact or facts was identified: RUB 5,263,356,000. 2.5. Change in the cost of Issuer's assets in absolute and percentage values: **RUB 548,407,000, 11.63%.**

3.5 Other

The Company allocated the following types of inscribed uncertified shares:

- 521,993,080 (five hundred and twenty-one million nine hundred and ninety-three thousand and eighty) type A preferred shares each with a nominal value of RUB 0.01 (zero point one hundred), with a total value of RUB 5,219,930.80 (five million two hundred and nineteen thousand nine hundred and thirty rubles 80 kopecks);
- 3,538,928,532 (three billion five hundred and thirty-eight million nine hundred and twenty-eight thousand five hundred and thirty-two) of common nominal value of RUB 0.25 (zero point twenty-five hundred) each, totalling by nominal value RUB 884,732,133 (eight hundred and eighty-four million seven hundred and thirty-two thousand one hundred and thirty three).

The stock capital is RUB 889,952,063.80 (eight hundred and eighty-nine million nine hundred and fifty-two thousand sixty-three rubles 80 kopecks).

The state registration numbers given by the Federal Service for Financial Markets to the issue of shares by OJSC Samaraenergo 1-02-00127-A and 2-02-00127-A dated November 2, 2006.

Total number of registered issues of shares of OJSC Samaraenergo:

	Event	Date	State Registration No.	Shares in Issue		Security nominal value, rubles	Date of registration of Central Bank prospect (privatization plan/issue prospect)
				Common	Preferred		
1.	Initial issue	22.04.1993	42-1P-315	1,926,833	288,000	1,000	22 April 1993
2.	Second issue	07.10.1994	42-1-810	499,053,208	74,304,000	1,000	07 October 1994
3.	Third issue	12.04.1999	1-03-00127-A 2-03-00127-A	3.005.880, 246	447.552,000	1	12 April 1999
4.	Merger of issues	04.07.2003	1-01-00127-A 2-01-00127-A	3.506.860.287	522 144 000	1	-
5.	Fourth issue	06.02.2004	1-01-00127-A-003D	59.725,245	-	1	-
6.	Conversion	02.11.2006	1-02-00127-A 2-02-00127-A	3.538.928.532	 521,993.080	0.25 0.01	14 December 2006

Total shares in circulation			3.538.928.532	521.993.080	0.25 0.01	

In the course of the reorganization of OJSC Samaraenergo, the decision for which was accepted at an emergency meeting of shareholders on 30 September 2005, a buyout of shares was executed to the amount of 27,657,000 common and 150,920 preferred type-A shares. The report of the results of the buyout was approved by the Board of Directors at the meeting of 29 December 2005 (minutes No. 16/176 dated 10 January 2006). 3,538,928,532 common and 521,993,080 preferred type-A shares remained in circulation.

Since February 1998, OJSC Samaraenergo has participated in The Bank of New York program for the issue of American depositary receipts (ADR) of the first level for OJSC Samaraenergo common and preferred shares. By the end of 2008 the ADR share in the Company stock capital from the total number of shares of this category was 0.275% common and 0.56% preferred shares.

Until 19 June 2008, the main shareholder of OJSC Samaraenergo was OJSC Russian Joint-Stock Company Unified Energy System of Russia, with 48.614% of the stock capital. As a result of the bid to sell the stock of OJSC Samaraenergo shares, which took place on 24 April 2008, OJSC Russian Joint-Stock Company Unified Energy System of Russia sold its shares and ceased to be the shareholder of the Company.

OJSC Samaraenergo stock capital is distributed among groups of shareholders in the following way (information is provided without disclosing the clients of nominal holders):

Security Holder	**Share in the stock capital, as of:**	
	31.12.2007	**31.12.2008**
OJSC Russian Joint-Stock Company Unified Energy System of Russia	48.614%	-
nominal holders	43.931%	93.373%
legal entities	0.756%	0.199%
natural persons	6.691%	6.42%
beneficial owners	0.007%	0.007%
federal property	-	-
Russian Federation administrative unit property	-	-
TOTAL	100%	100%

Structure of OJSC Samaraenergo stock capital as of 31 December 2008


Legal entities, natural persons: 6.63%
Nominal holders: 93.37%

Registered holders with share in the Company stock capital over 5%:

Security holder	**Share in the stock capital, as of:**	
	31.12.2007	**31.12.2008**
OJSC Russian Joint-Stock Company Unified Energy System of Russia	48.614%	-
CJSC Depository Clearing Company (nominal holder)	39.951%	89.553%
Natural Persons	6.691%	6.42%

Common and preferred inscribed uncertified shares of OJSC Samaraenergo with the nominal value of RUB 0.25 and RUB 0.1 respectively are permitted for trade in the OJSC Russian Trade System, in the section "Permitted securities not included in cost lists".

Share codes of OJSC Samaraenergo assigned by OJSC Stock Exchange Russian Trade System:

	Common shares	Preferred shares
Classic market	SAGO	SAGOP
Stock market	SAGOG	SAGOPG

Change in the rate of preferred shares*


0,35
0,3
0,25
0,2
0,15
0,1
0,05
0
Market price
09.01.2...
09.02.2...
09.03.2...
09.04.2...
09.05.2...
09.06.2...
09.07.2...
09.08.2...
09.09.2...
09.10.2...
09.11.2...
09.12.2...

* Source: www.rts.ru

This chart shows the change in the market price of OJSC Samaraenergo preferred shares. Throughout the whole of the year 2008 the changes in the market price of preferred shares were not significant. It was not until the end of the year (November-December) that there occurred a substantial decrease of share costs due to the world financial crisis.

The market price of a single OJSC Samaraenergo preferred share, as of 31 December 2008, was RUB 0.108.

Trade volume, preferred shares



3 500 000,00
3 000 000,00
2 500 000,00
2 000 000,00
1 500 000,00
1 000 000,00
500 000,00
0,00
January
February
March
April
May
June
July
August
September
October
November
December
Volume

Change in the rates of common shares*



1,2
1
0,8
0,6
0,4
0,2
0
09.01.2008
09.03.2008
09.05.2008
09.07.2008
09.09.2008
09.11.2008
Market price

* Source: www.rts.ru

An analysis of the change in the market price of OJSC Samaraenergo common shares reveals the following trend: the greatest increase in the share price occurred in mid-April of 2008 with the price as high as RUB 1.0 per one common share; the period from May to October 2008 showed a gradual decrease in the price. November and December showed a drop in the market price in connection with the overall decline of the securities market due to the world financial crisis.

The market price of a common share of OJSC Samaraenergo as of 31 December 2008 was RUB 0.216.

Volume of sales, common shares



60 000 000,00
50 000 000,00
40 000 000,00
30 000 000,00
20 000 000,00
10 000 000,00
0,00
January
February
March
April
May
June
July
August
September
October
November
December
Volume

As of 31 December 2008, the Company capitalization by market price for preferred shares was RUB 56,563,170.15 and for common shares, RUB 765,930,302.18.

Company capitalization for the year 2008 in accordance with market price data of the OJSC Stock Exchange Russian Trade System:

Period	Common shares, rubles	Preferred shares, RUB	Total capitalization, rubles
2008	765,930,302.18	56,563,170.15	822,493,472.33

In 2008 the Company performed no transactions deemed substantial under the Federal Law "On Joint-Stock Companies".

Section 4. Energy Sales

4.1 Change in marketed energy output and realization over the past three years, inclusive of changes in the amounts in arrears

Productive supply of energy to traditional customers in 2008 amounted to 17,921 million kWh, which is 1341 million kWh (7%) less than the amount of the year 2007, is connected the entrance of OJSC Samara City Power Networks in the wholesale market. At the same time productive supply for the year 2008 is greater than the amount proposed in the business plan by 85 million kWh (0.5%). The increase is due to the growth of electricity consumption by "industrial customers".

Traditional Customers

Indicator	Year 2006, actual	Year 2007, actual	Year 2008, actual
Productive energy supply (mln kWh)	18,776	19,262	17,921
Revenue from energy sales (mln rubles excluding VAT)	18,723	21,558	24,551



Years 2006-2008 energy sales (mln kWh)
19500
19000
18500
18000
17500
17000
19262
18776
17921
2006
2007
2008

Customers' arrears for the years 2006–2008

Traditional customers' arrears

RUB thousand

01.01.2006	01.01.2007	01.01.2008	01.01.2009
470,205	361,063	454,974	995,969

Amounts in arrears from organizations purchasing electricity to compensate network losses.

RUB thousand

01.01.2006	01.01.2007	01.01.2008	01.01.2009
-	19,813	10,182	69, 686

Total, RUB thousand

01.01.2006	01.01.2007	01.01.2008	01.01.2009
470,205	388,426	476,868	1,465,655


1 500 000
1 400 000
1 300 000
1 200 000
1 100 000
1 000 000
900 000
800 000
700 000
600 000
500 000
400 000
300 000
470 205
388 426
476 868
1 465 655
01.01.2006
01.01.2007
01.01.2008
01.01.2009

The main objectives in energy sales activities were:

1. To increase the influence and improve the status of OJSC Samaraenergo as a guaranteeing supplier, as a customer of services to transfer electric energy on the retail market, and as a purchaser on the wholesale market.
2. To achieve the planned level of sales.
3. To retain customers in the electricity retail market.
4. To accept electricity customers for direct sales from other resellers.
5. To interact and develop relations with territorial network organizations.

Energy sales activities were aimed at minimizing the following possible risks:

1. The exit of major OJSC Samaraenergo customers in the wholesale market.
2. The emergence of energy supply companies competing in the electrical energy retail market.
3. An increase in customer arrears which might be considered dubious and not collected.
4. A cash flow gap between the purchase of electrical energy acquired in the wholesale market and the availability of funds.

4.2 Changes in the Energy Sales Structures (mutual settlements, letters of credit, cash) in the past three years.

Volume of sales and supply of electricity in 2006–2008

Traditional customers, RUB thousand (including VAT)

Indicators	2006	2007	2008
Volume of sales	22,177,965	25,438,242	28,970,547
Volume of supply	22,183,723	25,327,013	28,411,278
Including Letters of credit	987,011	82,735	65,350
Level of supply	100.0%	99.6%	98.1%


100,0%
99,6%
98,1%
22 177 965
22 183 723
25 438 242
25 327 013
28 970 547
28 411 278
35 000 000
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
Volume of sales
Volume of supplies

4.3 Changes in the tariffs broken down by dates of tariff introduction in the past 3 years

In 2008 the electricity prices for customers of OJSC Samaraenergo were set by orders No. 48 of 30 October 2007 (amended in No. 22 of 16 June 2008), No. 49 of 30 October 2007 (amended in No. 22 of 16 June 2008), No. 50 of 30 October 2007, issued by the Directorate for Government Regulation and Control in Electrical Energy Production in the Samara Region.

Electricity prices were calculated in accordance with:

1. The pricing policy for the electricity and thermal energy market in the Russian Federation, established by Act No. 109 of the Russian Government, dated 26.02.04.
2. Instructions for the calculation of regulated prices for electric (thermal) energy in the retail (consumer) market, approved by Order No. 20-e/2 of 06.08.2004 of the Federal Agency for Tariffs.

Survey of Electric Energy Prices Broken Down by Consumer Groups

RUB/MWh

Consumer groups	**Voltage Level**	**2006**	**2007**	**2008**	**Growth of tariffs 2008/2007**	
		Orders of Directorate for Government Regulation and Control in Electrical Energy Production No. 56. 57. 58 of 05 December 2005. No. 60 of 08 December 05.	Orders of Directorate for Government Regulation and Control in Electrical Energy Production No. 47.51 of 24 November 2007. No. 42.43 of 10 October 2006.	Orders of Directorate for Government Regulation and Control in Electrical Energy Production No. 48 of30 October 2007. No. 49 (amended in No. 22 of 16 June 2008). No. 50 of 30 October 2007.	RUB/MWh	%
Basic consumers	High	1013	1104	1236	132	12
	Medium 1	1518	1655	1854	199	12
	Medium 2	1690	1842	2063	221	12
	Low	1848	2014	2256	242	12
Other consumers	High	1025	1117	1251	134	12
	Medium 1	1532	1670	1870	200	12
	Medium 2	1734	1890	2117	227	12
	Low	1996	2176	2437	261	12

Agricultural producers	High	932	1016	1138	122	12
	Medium 1	1391	1516	1698	182	12
	Medium 2	1574	1716	1922	206	12
	Low	1811	1974	2211	237	12
Budget consumers	High	1404	1530	1230	-300	-20
	Medium 1	1404	1530	1840	310	20
	Medium 2	1404	1530	2080	550	36
	Low	1404	1530	2390	860	56
Urban population*		1310	1480	1690	210	14
Rural population*		920	1040	1180	140	14
Average price for customers of OJSC Samaraenergo		1008	1102	1236	134	12

* Inclusive of VAT

Pursuant to orders of the Directorate for Government Regulation and Control in Electrical Energy Production in Samara Region, prices for the general public and other consumers similarly charged increased by 14% in 2008, and for other consumers the increase was an average 12% as against 2007. As compared with the previous periods the range of prices for OJSC Samaraenergo changed in 2008 with the consumer group "social security agencies" being now equal to budget consumers. In addition prices for them are now different according to voltage levels.

According to the results of the tariff campaign, the average price for Samaraenergo consumers in 2008 was RUB 1,236 per MW*h, a 12% increase on 2007.


3000
2500
2000
1500
1000
500
0
Basic consumers – High
Basic consumers – Medium 1
Basic consumers – Medium 2
Basic consumers – Low
Other consumers – High
Other consumers – Medium 1
Other consumers – Medium 2
Other consumers – Low
Agricultural producers – High
Agricultural producers – Medium 1
Agricultural producers – Medium 2
Agricultural producers – Low
Budget consumers – High
Budget consumers – Medium 1
Budget consumers – Medium 2
Budget consumers – Low
Urban population
Rural population
Average price
2006
2007
2008

4.4 NOREM Regulated/non-regulated purchase/sales survey graph (chart and text representation).

The regulated price for the purchase of electricity was RUB 883.56 per MW*h. The unregulated purchase price fluctuated between RUB 940.3 per MW*h in March and RUB 1458.2 per MW*h in December, which is connected with the liberalization share by 10% starting from the second half-year, with a corresponding increase of purchases in unregulated sectors, and with an increase in consumption, which also influenced the increase of prices in the said sectors of the market.

Regulated price, RUB/MW*h											
January	February	March	April	May	June	July	August	September	October	November	December
883.56	883.56	883.56	883.56	883.56	883.56	883.56	883.56	883.56	883.56	883.56	883.56

Unregulated flat-rate price of electricity (power) with regard to translation (RUB/MW*h)											
January	February	March	April	May	June	July	August	September	October	November	December
1216.6	1151.12	940.34	1046.07	1088.82	1082.99	1211.01	1226.21	1334.15	1304.95	1335.79	1458.2



1600
1400
1200
1000
800
600
400
200
0
Prices
1
2
3
4
5
6
7
8
9
10
11
12
Months
Regulated prices
Unregulated prices

4.5 NOREM purchase survey graph (chart and text representation) taking into account the liberalization share (broken down by regulated/non-regulated amounts).

Changes in purchasing volumes were also affected by market liberalization. Thus, starting from the second half-year, the amount of purchases in the regulated sector decreased due to an increase in liberalization under Act of the Government of the Russian Federation No. 205 of 7 April 2007. The increase of purchases at non-regulated prices in the 1st to 3rd quarters is connected, inter alia, with the increase in consumption of energy by OJSC Samaraenergo in 2008 as compared with the previous year. However, in November and December, due to the existing economic situation, energy consumption began decreasing, which caused a decline in purchases at non-regulated prices.

NOREM energy purchases with regard to liberalization share (regulated amount), mln kWh			
Quarter 1	Quarter 2	Quarter 3	Quarter 4
4349.6	3671.7	3276.8	3931.7

NOREM energy purchases with regard to liberalization share (non-regulated amount), mln kWh			
Quarter 1	Quarter 2	Quarter 3	Quarter 4
742.52	629.5796	1154.788	844.8146


6000
5000
4000
3000
2000
1000
0
Purchase amounts
15
15
26 %
18 %
1
2
3
4
Quarter of the year
Non-regulated amount
Regulated amount

4.6 Changes in energy consumption, sales, and arrears distribution for the past 3 years broken down by regulated and non-regulated amounts (text and graphic representation).

Basic consumers

Indicators		**2006 actual**	**2007 actual**	**2008 actual**
Effective supply of electricity (mln kWh)	*Total*	18,776	19,262	17,921
	Regulated	18,735	17,670	14,004
	Non-regulated	41	1,592	3,917
Electricity sales (million rubles) excl. VAT	*Total*	18,723	21,558	24,551
	Regulated	1,676	19,524	18,321
	Non-regulated	47	2,034	6,230

By 01.01.2009 the following changes had taken place in the customer's debt liability distribution with regard to liquidity as compared to the beginning of the year:
- Current debt had increased by 8.7%;
- Operational debt had decreased by 1.5%;
- Deferrable debt had decreased by 5.8%;
- Non-recoverable (dead) debt had decreased by 1.4%.

As a result, by 01.01.2009 the following structure of debt liability for electric energy had emerged:
- Current: 91.0%;
- Operational: 7.0%;
- Deferrable: 1.0%;
- Non-recoverable (dead): 1.0%.

Debt liability for energy as of 01.01.2008:
- Current: 82.3%;
- Operational: 8.5%;
- Deferrable: 6.8%;
- Non-recoverable (dead): 2.4%.

Debt liability for energy as of 01.01.2007:
- Current: 79.5%;
- Operational: 6.7%;
- Deferrable: 12.6%;
- Non-recoverable (dead): 1.2%.

Distribution of customers' debt liability according to level of liquidity in 2006–2008

As of 01.01.2009:


Deferrable:
1.0%
Non-recoverable (dead):
1.0%
Operational:
7.0%
Current: 91.0%

As of 01.01.2008


Deferrable:
6.8%
Non-recoverable (dead):
2.4%
Operational:
8.5%
Current: 82.3%

As of 01.01.2007


Deferrable:
12.6%
Non-recoverable (dead):
1.2%
Operational:
6.7%
Current: 79.5%

Section 5. Key Performance Indicators for the Company's Accounting and Financial Reports

5.1 Principal Provisions of the Company's Accounting Policy.

The accounting policy of OJSC Samaraenergo for the year 2008 is ratified by Order No. 398 dated 28 December 2007.

Changes were introduced in the accounting policy by Order No. 248 dated 30 October 2008 as a result of the coming into effect of the Order of the Ministry of Finance of the Russian Federation No. 23n, dated 11 February 2008, on the introduction of changes in the Provisions for Accounting "Accounting of income tax calculations for the organizations", Statute on Accounting 18/02, in the fourth quarter of 2008.

1. Guiding principles

OJSC Samaraenergo adheres to an accounting policy compliant with: the Federal Law of 21 November 1996 (129-F3) "On accounting", the statute on conducting financial accounting in the Russian Federation approved by the Russian Ministry of Finance Order No. 34n dated 29.07.98 (amended on 26.03.2007), the Statute on Accounting "PBU 1-PBU 20", and with other regulations concerning accounting.

2. Filing of financial (accounting) report

The annual accounting report of OJSC Samaraenergo is approved by the General Meeting of Shareholders in accordance with the provisions of Article 48 of the law "On shareholdings" No. 208-F3, dated 26 December 1995 (amended on 01 December 2007). The period of filing the accounting report of OJSC Samaraenergo is 01 February 2009.

3. Assets and liabilities inventory procedure

The assets and liabilities inventory is carried out in accordance with Item 1, Article 12 of the Federal Law "On accounting" (No. 129-F3) of 21.11.1996, and the Guidelines for assets and financial liabilities inventory approved by the Russian Ministry of Finance Order No. 49 of 13.06.1995.

An inventory is mandatory whenever required by the applicable law.

4. Accounting of capital investment and equipment under installation

The accounting of capital investment is undertaken in accordance with the Statute on Accounting 2/94 "Calculating agreements (contracts) on capital construction", and "Provisions for calculating long-term investment" (approved by Letter No. 160 of the Ministry of Finance dated 30.12.1993).

Capital investment includes expenditures intended for the construction, acquisition, reconstruction and modernization of fixed assets, and also for the construction and acquisition of intangible assets and R&D costs.

Capital investment is assessed as a sum in the Company's actual expenses.

5. Accounting of fixed assets

The accounting of fixed assets in OJSC Samaraenergo is undertaken in accordance with the Statute on Accounting 6/01 approved by the Russian Ministry of Finance Order No. 26n of 30 March 2001 (amended on 27 November 2006) and the "Guidelines for fixed assets accounting" approved by the Russian Ministry of Finance Order of 13 October 2003 (amended on 27 November 2003 in No. 91n).

Fixed assets include assets which meet the criteria listed in Item 4 of Statute on Accounting 6/01.

The revaluation of fixed asset units is conducted in accordance with Item 15 of Statute on Accounting 6/01 by order of the chief executive. The revaluation of fixed assets is undertaken a maximum of once a year. The method of assessment of current (NPV) value (via indexation or direct revaluation) is chosen at each revaluation and is approved by order of the chief executive.

6. Accounting of intangible assets

The accounting of intangible assets, with the exception of R&D yield, is undertaken in accordance with the Statute on Accounting 14/2007 approved by the Russian Ministry of Finance Order No. 153n of 27 December 2007.

Intangible assets include assets which meet the criteria listed in Item 3 of the Statute on Accounting 14/2007.

Intangible assets bear the trade mark of OJSC Samaraenergo in compliance with the Statute on Accounting 14/2007 "Accounting of Intangible Assets" approved by the Russian Ministry of Finance Order No. 153n of 27 December 2007.

7. Accounting of R&D costs

The accounting of R&D costs is undertaken in accordance with the Statute on Accounting 17/02, approved by the Russian Ministry of Finance Order No. 115n of 19 November 2002 (amended in the Russian Ministry of Finance Order No. 116n of 18 September 2006).

R&D costs are considered to be R&D, experimental design and technological works undertaken both on their own and by outsourcers, having yielded either products subject to copyright protection though being not registered under the applicable law, or products not subject to copyright protection under the applicable law. Such costs are accepted in compliance with Item 7of the Statute on Accounting 17/02.

8. Accounting of procurement reserves

The accounting of procurement reserves is undertaken in accordance with the Statute on Accounting 5/01, approved by the Russian Ministry of Finance Order No. 44n of 09 June 2001 (amended by the Russian Ministry of Finance Orders No. 156n of 27 November 2006 and No. 26n of 26 March 2007), and in accordance with the accounting guidelines for procurement reserves accounting approved by the Russian Ministry of Finance Order No. 119n of 18 December 2001.

In accordance with Item 2 of the Statute on Accounting 5/01, assets are considered to be procurement reserves. Procurement reserves include materials, produce, and merchandise intended for re-sale and for compensation-free distribution.

They are grouped in accordance with each accounting item profile, and are presented in the Working scheme of accounts in the sub-accounts sections.

In 2008 no provision was made for the decrease of costs of procurement reserves.

9. Accounting of funds

The Company's cash, moneys in bank accounts, and monetary documents are subject to accounting. In the financial (accounting) report (balance), the remaining balance in the cashier's counter and in bank accounts is recorded as "Funds" in an amount equal to an equivalent in rubles. Information about fund transfers is recorded in Form 8 "Report on the transfer of funds".

10. Accounting of monetary investments

The accounting of monetary investments is subject to the Statute on Accounting 19/02 "Assets Accounting" ratified by the Russian Ministry of Finance Order No. 126n of 27 November 2006 (amended in the Russian Ministry of Finance Orders No. 116n of 18 September 2006 and No. 156n of 27 November 2006).

Monetary investments are subject to accounting against actual expenditure of their acquisition.

The Company's monetary investments comprise assets which meet the criteria set forth in Item 3 of the Statute on Accounting 19/02.

Monetary investments are divided into two groups for evaluation in reporting:

- monetary investments with an assessable current market value;
- monetary investments with a non-assessable current market value.

Monetary investments with a market value which is assessable via a regular procedure are evaluated on a quarterly basis by adjustment against their value in the previous reporting cycle. A spread between the monetary investments value in the current reporting cycle and that of the previous cycle is reported in the financial statement of OJSC Samaraenergo (in Account 91 "Other revenues and expenditures").

Monetary investments with a non-assessable market value are subject to reporting in the spreadsheets by their initial value on the reporting value. In the financial (accounting) report funds are broken down into short-term and long-term assets.

There was no provision made for the depreciation of securities in 2008.

11. Accounting of future expenditures

Accounting of future expenditures is conducted in compliance with the Statute on Accounting 10/99 "Organizational expenditures" ratified by the Russian Ministry of Finance Order No. 33n of 06 May 1999 (amended in the Russian Ministry of Finance Orders No. 107n of 30 December 1999, No. 116n of 18 September 2006, No. 156 n of 27 November 2006).

For the purpose of maintaining a balance of revenues and expenditures, the expenditures sustained in the current reporting period but related to future reporting periods are accounted as part of future expenditures, including:

- licenses, authorizations, certificates, excluding costs for their processing (state duty);
- non-recurring licenses, authorizations, certificates, payment for Internet access;
- costs related to the procurement of rights for the use of software programs and databases under agreements with rights holders (non-exclusive rights), including costs for the expansion and renovation of programs and databases;
- costs for insuring property and employees;
- costs of the payment of employees' vacation pay, transferred to the month following;
- other costs related to future periods.

Costs for license processing are given in current costs. The remaining expenditure for future periods is shown in the financial (accounting) statement as the sum of the actual costs of working assets.

12. Accounting of settlements and liabilities

Property rights are recognized as accounts receivable from a debtor, on receipt of a specified cash sum, goods, or services, etc. Accounts receivable are shown in total, to be paid in full or periodically by the product buyers, or by the consumers of works or services, on the basis of the conditions of contract. In 2008 the Company made no provisions as to doubtful liabilities for products, goods, work and services.

13. Capital accounting

The Company's capital consists of corporate assets, surplus assets, reserve assets and undistributed income.

Corporate assets consist of founders' shares and the equity of shares distributed among shareholders in accordance with the Company Statute.

Surplus assets consist of the sum of the revaluation of fixed assets and of issue revenues, calculated as the difference between the nominal value and the market value of shares raised in the course of capital accumulation due to sales of shares at a price exceeding nominal value. Surplus capital use is regulated by the Company's General Meeting of Shareholders.

Reserve assets are established according to a procedure and in an amount stipulated by the Statute; i.e. as no more than 5% of the authorized capital stock. The use of reserve is regulated by the decision of the Company's shareholders' meeting. Synthetic accounting is performed on Account No. 82. Financial (accounting) reporting (balance) reflects reserve assets in the Article "Reserve assets" in the section concerning non-used assets.

14. Accounting of revenues and expenditures

Accounting of revenues from the sales of merchandise, works, and services is conducted in accordance with the Statute on Accounting 9/99 "Revenues of an organization" (approved by the Russian Ministry of Finance Order No. 32n of 06 May 1999 (amended by the Russian Ministry of Finance edited Orders No. 107n of 30 December 1999, No. 27n of 30 March 2001, No. 116n of 18 September 2006 and No. 156n of 27 November 2006).

The Company's revenues include income from the resale of electrical energy and power in accordance with approved tariffs and from other kinds of activities (revenues from regular activities). Revenues other than from regular activities are counted as other gains (in accordance with Items 7 and 9 of the Statute on Accounting 9/99 "Revenues of an organization"). The accounting of income from the sales of merchandise and service provision is conducted in Account 90 "Sales", Sub-account 90/1 "Revenue" according to type of activity, and analyzed according to the scheme of accounts. Revenues are recorded in the accounts in accordance with Item 12 of the Statute on Accounting 9/99.

Accounting of expenditures is conducted in accordance with the Statute on Accounting 10/99 "Expenditures of an organization" (approved by the Russian Ministry of Finance Order No. 33n of 06 May 1999 (amended by the Russian Ministry of Finance edited Orders No. 107n of 30 December 1999, No. 27n of 30 March 2001, No. 116n of 18 September 2006 and No. 156n of 27 November 2006).

Expenditures incurred in regular kinds of activities include all expenses connected with the sales of merchandise, service provision, and the performance of works in accordance with Items 5-10 of the Statute on Accounting 10/99 "Expenditures of an organization". Expenditures are recorded in the accounts under Items 16 and 18 of the Statute on Accounting 10/99.

15. Accounting of current income tax

Current income tax is calculated in the accounts in accordance with the requirements of the Statute on Accounting 18/02 "Accounting of Income tax calculation" ratified by the Russian Ministry of Finance Order No. 114n of 19 November 2002 (amended by the Russian Ministry of Finance Order No. 23n of 11 February 2008).

The following revenues and expenditures shall be recognized as permanent disparities:

- those forming the accounting revenue (expenditure) for the reporting year but not included in the calculation of taxable amounts for income tax for the report and following report periods;
- those included in the calculation of the taxable amounts but not recognized as revenues or expenditures for the accounting of the report and following report periods.

A permanent tax liability (asset) is an amount of tax which results in the increase (decrease) of income tax sums. Current income tax is the tax deducted from taxable income and determined by the amount of provisional expenditure (provisional income) adjusted against the amounts of permanent tax liability (asset), by the increase or decrease of deferred tax asset, and by the deferred tax liability for the report period. Current income tax is determined based on the data formulated in the accounting process and is equal to the amount of taxes calculated for the income, as reflected in the income tax statement.

Liability or overpayment of current income tax for every report period shall be reflected in the accounting balance as a short-term liability in the amount of tax payable, or as amount receivable in the amount of the sum overpaid and/or amount unduly taxed, respectively.

16. Accounting of assets and liabilities nominated in a foreign currency

Accounting of assets and liabilities nominated in a foreign currency is recorded in the Company's accounts in accordance with the Statute on Accounting 3/2006 "Accounting of assets and liabilities nominated in a foreign currency", ratified by the Russian Ministry of Finance Order No. 154n of 27 November 2006 (amended in the Russian Ministry of Finance Order No. 147n of 25 December 2007). The value of assets and liabilities nominated in a foreign currency is subject to revaluation in Russian rubles at the rate of the Central Bank of the Russian Federation.

17. Accounting of extra-balance assets and liabilities

Information on the availability and movement of valuables temporarily used by or at the disposal of the Company, and on conditional rights and liabilities, is recorded in the extra-balance accounts. The calculation of the said items is performed by a simple scheme (without the dual recording method).

18. Records in the accounts of events after the date of reporting, conditional facts of commercial activity, information on terminated activity, information on affiliated entities.

The recording of events after the date of reporting is undertaken in accordance with the Statute on Accounting 7/98 "Events after reporting date" approved by the Russian Ministry of Finance Order No. 56n of 25.11.1998 (amended by the Russian Ministry of Finance Order No. 143n of 20 December 2007). If any events which take place in the period between the date of reporting and the date on which a reporting period accounting statement is signed-off are recognized in the accounting statements to be presented to the shareholders, and/or any events which may or will influence the financial condition, cash flow, or the Company's operational outcome, have taken place or are identified, OJSC Samaraenergo shall notify thereof the persons receiving such accounting statements.

Conditional facts concerning economic activities shall be accounted in accordance with the Statute on Accounting 8/01 "Conditional facts of economic activities" approved by the Russian Ministry of Finance Order No. 96n of 28.11.2001 (as amended by the Russian Ministry of Finance Order No. 116n of 18 September 2006 and No. 144n of 20 December 2007). Information on affiliated entities shall be accounted in the Company's accounting statements in accordance with the Statute on Accounting 11/2008 "Information on affiliated entities", approved by the Russian Ministry of Finance Order No. 48n of 29 April 2008.

The Company's accounting statements for the year 2008 have no information on terminated activities subject to disclosure under the Statute on Accounting 16/02 "Information on terminated activities" approved by the Russian Ministry of Finance Order No. 66n of 02 July 2002 (amended by the Russian Ministry of Finance Order No. 116n of 18 September 2006).

19. Accounting of Taxes

OJSC Samaraenergo calculates and pays taxes and duties in accordance with the legislation of the Russian Federation on taxes and duties, and in accordance with Russian regional legislation on taxes and fees, and local government regulations on taxes and duties.

The central accounting office of OJSC Samaraenergo makes a tax-base statement and files a tax return on the basis of data furnished by the tax accounting section and by separate divisions of OJSC Samaraenergo.

The procedures for the processing of documents related to taxation, for the terms of preparation and submission of documents (registers and certificates) necessary for the calculation of the taxation base and calculation of taxes and duties, and for responsibility for the accuracy of the calculation of taxes and duties and the timely and accurate preparation of the said documents are regulated by specific and duly approved internal regulations of OJSC Samaraenergo.

The responsibility for the accuracy of the calculation of taxes and duties, calculated and paid by OJSC Samaraenergo, lies with the Company's Chief Executive Officer.

5.2 Survey of the Company's operational outcome and financial condition (including composition and performance analysis of net assets) over the past 3 years.

		2006	2007	2008
Sales	Thousand rubles	21,684,415	25,060,352	28,115,369
Net cost	Thousand rubles	(21,419,098)	(24,814,573)	(27,155,389)
Gross income	Thousand rubles	265,317	245,779	959,980
Income before tax	Thousand rubles	556,432	707,613	(76,076)
Net income	Thousand rubles	-264,317	1,231,785	71,065

Financial indicators	**Indicator value**			
Liquidity indicators	**2006**	**2007**	**2008**	**Recommended value**
Absolute liquidity coefficient	1.21	0.93	1.14	0.2–0.5
Urgent liquidity coefficient	1.83	1.91	2.75	0.8–1.0
Current liquidity coefficient	2.07	2.29	3.02	>1.0
Financial viability coefficient				
Financial self-sufficiency coefficient	0.63	0.70	0.70	0.5–0.6
Profitability indicators				
Profitability of sales	1.22%	-0.99	3.41	-
Profitability of own capital	-12.66%	24.50	17.25%	-
Profitability of assets	-7.9%	28.40	0.46	-
Business activity indicators				
Receivables	21.8%	71.2%	67.85%	-
Payables	56.2%	-9.82	26.67%	-
Receivables/payables coefficient	0.65	1.24	1.64	-

The values of relative financial indices are equal to or above the recommended figures. An analysis of liquidity indices and financial viability for a period since early 2006 assumes that the Company's financial condition is relatively stable.

Over the period observed, an express-analysis shows that the Company has maintained a stable financial position over recent years.

	As of 01.01.2008 (RUB	As of 31.12.2008 (RUB	Deviation

	thousand)	thousand)		
			Absolute	%
Assets	**4,580,743**	**4,642,615**	**61,872**	**1.35**
Intangible assets	531	23	-508	-95.67
Fixed assets	62,330	66,904	4,574	7.34
Unfinished construction	4,860	1,499	-3,361	-69.16
Long-term financial investment	1,382,101	338,579	-1,043,522	-75.50
Other non-operating assets (incl. tax credits deferred)	15,570	7,194	-8,376	- 53.79
Reserves	36,501	32,646	- 3,855	-10.57
VAT on acquired values	461,474	325,649	-135,825	-29.43
Receivables	1,353,768	2,272,293	918,525	67.85
Short-term financial investment	972,022	700,418	-271,604	-27.94
Moneys	291,586	897,410	605,824	207.77
Other operating assets	0	0	0	0,00
Liabilities	**1,367,503**	**1,407,952**	**40,449**	**2.95**
Long-term loan and credit liabilities	0	0	0	0.00
Other long-term liabilities (incl. reserve in dubious debts)	7,880	7,913	33	0.42
Short-term loan and credit liabilities	254,600	0	-254,600	-100.00
Payables	1,094,978	1,387,029	292,051	26.67
Liabilities to shareholders (founders) for income payment	10,045	9,600	-445	-4.43
Reserves for future expenditures and payments	0	3,410	-3,140	0.00
Net Assets	**3,213,240**	**3,234,663**	**21,423**	**0.66**
Authorized capital stock	**889,952**	**889,952**	**0**	**0.00**
Net assets less authorized capital stock	**2,323,288**	**2,344,711**	**21,423**	**0.92**

The value of net assets exceeds the authorized capital stock and serves as the principal index of the Company's financial stability.

5.3 Balance of the Company for the reporting period.

BALANCE SHEET
as of 31 December 2008

		CODES
Organization: SAMARAENERGO OJSC	Form No. 1 as per Russian Classification of Management Documentation (OKUD)	0710001
Taxpayer Identification Number	Date (year/month/day)	2008\12\31
Activity	As per Russian Classifier of Enterprises and Organizations (OKPO)	102504
Legal form/type of incorporation	Taxpayer Identification Number	6315222985
Measurement units: Russian rubles in thousands	As per Russian Nomenclature of Types of External Economic Activity (OKVED)	51.56.4
27 Leningradskaya street, 443099 Samara	As per Russian Classification of Organizational	47\34

and Legal Forms/Russian Classification of Property Categories (OKOPF/OKFS)	
As per Russian Classification of Measurement Units (OKEI)	384

ASSETS	Note	Code	At accounting year start	At accounting year end
1	A	2	3	4
I. NON-CURRENT ASSETS				
Intangible assets		110	531	23
Including:				
Rights to patents, programs, trademarks (service marks), any other similar rights and assets		111	34	23
Organizational expenses		112	-	-
Goodwill		113	-	-
Other intangible assets		114	-	-
R&D results		115	497	-
Fixed assets		120	62,330	66,904
Including:				
Land and natural resources		121	50	50
Buildings, machinery and equipment, structures		122	57,582	61,871
Other fixed assets		123	4,698	4,983
Construction in progress		130	4,860	1,499
Including				
Equipment accepted for installation		*13,001*	1,854	-
Investments in non-current assets		*13,002*	3, 006	1,499
Income-bearing investments in tangible assets		135	-	-
Including:				
Property for leasing		136	-	-
Property leased out under rental agreement		137	-	-
Long-term financial investments _ including:		140	1,382,101	338,579
Investments in subsidiaries		141	-	-
Investments in affiliates		142	90	90
Investments in other entities		143	6	6
Loans extended to entities for over 12 months		144	-	-
Other long-term financial investments		145	1,382,005	338,483
FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiaries		146	-	-
Parent company's participation in subsidiary		147	-	-
Deferred tax assets		148	15,570	7,194
Other non-current assets		150	-	-
Section I TOTAL		190	1,465,392	414,199

ASSETS	Note	Code	At accounting year start	At accounting year end
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	36,501	32,646
Including:				
raw materials, consumables and other similar assets		211	11,662	10,859
Including:				
fuel oil		*21,101*	-	-
coal		*21,102*	-	-
diesel oil		*21,103*	-	-
other process oil		*21,104*	-	-
spare parts		*21,105*	5,508	5,869
other raw materials and consumables		*21,107*	6,154	4,990
livestock		212	-	-
work-in-progress costs		213	-	-
finished products and goods for resale		214	2,006	141
goods dispatched		215	-	-
deferred expenses		216	22,833	21,646
other inventories and costs		217	-	-
Value added tax on assets purchased		220	461,474	325,649

ASSETS	Note	Code	At accounting year start	At accounting year end
1	A	2	3	4
Including				
VAT on energy purchases		*22.001*	185.236	128.315
Accounts receivable (amounts falling due after more than 12 months from balance sheet date)		230	16.020	13.327
Including:				
buyers and customers		231	-	-
Including:				
funded by federal budget		*23.101*	-	-
funded by RF constituent entity budgets		*23.102*	-	-
funded by local budgets		*23.103*	-	-
other buyers and customers		*23.104*	-	-
notes receivable		232	-	-
receivables from subsidiaries and affiliates		233	-	-
advance payments made		234	-	-
other debtors		235	16.020	13.327
Including:				
receivables per partnership agreements		23.501	-	-
Notes		23.502	-	-
other debtors		23.503	16.020	13.327
Accounts receivable (amounts falling due within 12 months from balance sheet date)		240	1.337.748	2.258.966
Including:				
buyers and customers		241	528.698	1.490.261
Including:				
electricity sales within Group		*24.101*	-	-
intermediaries in electricity and heat sales		*24.102*	-	-
entities funded by federal budget		*24.103*	19.549	35.526
entities funded by RF constituent entity budgets		*24.104*	-	-
entities funded by local budgets		*24.105*	19.774	40.538
other electricity and heat consumers		*24.106*	437.634	1.389.679
transmission fee		*24.107*	-	-
other buyers and customers		*24.108*	51.741	24.518
notes receivable		242	-	-
receivables from subsidiaries and affiliates		243	-	-
receivables from participants (founders) for equity		244	-	-
advance payments made		245	52.918	28.487
Including:				
electricity and heat suppliers		*24.501*	1.927	5.336
fuel suppliers		*24.502*	657	1.253
consumable suppliers		*24.503*	342	393
construction organizations		*24.504*	58	2.169
repair and maintenance service suppliers		*24.505*	7	-
service entities		*24.506*	48.685	13.791
other advance payments made		*24.507*	1.242	5.545
other debtors		246	756.132	740.218
Including:				
fines, penalties and liquidated damages per agreements		*24.601*	12.598	9.229
tax excess payments to federal budget		*24.602*	178.346	90.662
tax excess payments to RF constituent entity budgets		*24.603*	366.333	326.821
tax excess payments to local budgets		*24.604*	36.807	36.849
excess payments to extra-budgetary public funds		*24.605*	-	332
debts to RAO UES of Russia for engineering services		*24.607*	-	-
debts of RAO UES of Russia for engineering services		*24.608*	-	-
debts to RAO UES of Russia for design and exploration work		*24.609*	-	-
debts of RAO UES of Russia for design and exploration work		*24.610*	-	-
share purchase settlements		*24.612*	-	-
notes		*24.613*	-	-
other debtors		*24.611*	162.048	276.325
Short-term financial investments		250	972.022	700.418
Including:				
loans extended to entities for less than 12 months		251	-	-
other short-term financial investments		253	972.022	700.418
Cash		260	291.586	897.410
Including:				

cash in hand		261	-	3
settlement accounts		262	102,729	607,344
foreign currency accounts		263	-	218,511
other cash		264	188,857	71,552
Including:				
special bank accounts		*26,401*	188,853	71,549
money documents		*26,402*	4	3
transfers in transit		*26,403*	-	-
Other current assets		270	-	-
Including:				
internal settlements for current transactions		*27,002*	-	-
internal settlements for construction		*27,003*	-	-
internal settlements for design and exploration work		*27,004*	-	-
internal settlements for asset protection cost breakdown		*27,006*	-	-
internal settlements for VAT		*27,007*	-	-
other current assets		*27,005*	-	-
Section II TOTAL		290	3,115,351	4,228,416
Balance		300	4,580,743	4,642,615

LIABILITIES	Note	Code	At accounting year start	At accounting year end
1	A	2	3	4
III. CAPITAL AND RESERVES				
Authorized capital		410	889,952	889,952
Including:				
preference shares		*41,001*	5,220	5,220
ordinary shares		*41,002*	884,732	884,732
Treasury stock		415	-	-
Incremental capital		420	1,161,585	1,161,236
Settlements with regard to segregated property		423	-	-
Reserve funds		430	204,437	204,437
Including:				
statutory reserves		431	204,437	204,437
reserves formed in accordance with constitutive documents		432	-	-
Special-purpose financing		450	-	-
Undistributed profit (uncovered loss)				
Undistributed profit in previous years		460	955,894	906,777
Uncovered loss in previous years		465	-	-
Undistributed profit in accounting year		470	-	71,065
Uncovered loss in accounting year		475	-	-
Section III TOTAL		490	3,211,868	3,233,467
FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiaries		495	-	-
Minority interest		500	-	-
IV. LONG-TERM LIABILITIES				
Loans and credits		510	-	-
Including:				
bank credits repayable after				
more than 12 months from balance sheet date		511	-	-
loans repayable after				
more than 12 months from balance sheet date		512	-	-
Deferred tax liabilities		515	7,880	7,913
Accounts payable		520	-	-
Including:				
suppliers and contractors		52,001	-	-
social funds		52,002	-	-
Including:				
Russian Pension Fund		*52,003*	-	-
Compulsory Health Insurance Fund		*52,004*	-	-
Employment Fund		*52,005*	-	-
Social Insurance Fund		*52,006*	-	-
fines and penalties payable to extra-budgetary public funds		*52,007*	-	-
accounts payable to budget (restructured taxes)		*52,008*	-	-
Including:				
federal budget		*52,009*	-	-
RF constituent entity budgets		*52,010*	-	-
local budgets		*52,011*	-	-
Income tax payable per transition period tax base *including*:		52,020	-	-

federal budget		*52,021*	-	-
RF constituent entity budgets		*52,022*	-	-
local budgets		*52,023*	-	-
other long-term liabilities		52,012	-	-
Section IV TOTAL		590	7,880	7,913
V. SHORT-TERM LIABILITIES				
Loans and credits		610	254,600	-
Including:				
bank credits repayable within				
12 months from balance sheet date		611	254,600	-
loans repayable within				
12 months from balance sheet date		612	-	-

LIABILITIES	Note	Code	At accounting year start	At accounting year end
1	A	2	3	4
Accounts payable		620	1,094,978	1,387,029
Including:				
suppliers and contractors		621	422 934	738,956
Including:				
to power suppliers		*62,101*	96,714	176,401
to other suppliers of power and heat		*62,102*	-	-
to gas suppliers		*62,103*	-	-
to fuel oil suppliers		*62,104*	-	-
to coal suppliers		*62,105*	-	-
to suppliers of other fuels		*62,112*	86	50
to construction organizations		*62,106*	1,653	1,169
to repair organizations		*62,107*	199	307
subscription fee to RAO EES of Russia		*62,108*	-	-
debt to Concern Rosenergoatom		*62,110*	-	-
debt to nuclear power plant		*62,111*	-	-
other suppliers and contractors		*62,109*	324,282	561,029
subscription fee to OAO SO CDU EES		*62,113*	-	-
subscription fee to OAO FSK		*62,114*	-	-
payable bills of exchange		622	-	-
debt to affiliated and dependent companies		623	-	-
debt in wages fund to personnel		624	39,532	25,024
Including:				
current		*62,401*	39,532	25,024
overdue		*62,402*	-	-
debt to state and non-budget funds		625	10,312	10,561
Including:				
Pension fund of RF		*62,501*	7,694	8,495
Compulsory health insurance fund		*62,502*	1,168	1,053
Employment fund		*62,503*	-	-
Social security fund		*62,504*	458	87
fines and penalties in non-budget state funds		62,505	992	926
debt on taxes and fees		626	370,501	31,300
debt to budget, current		62,610	370,501	31,300
Including:				
federal budget		*62,601*	38,318	1,617
RF region budget		*62,602*	307,084	24,263
local budgets		*62,603*	25,099	5,420
debt to budget on value added tax as per transient period base		62,620	-	-
Including:				
federal budget		*62,621*	-	-
RF region budget		*62,622*	-	-
local budgets		*62,623*	-	-
advances received		627	208,324	551,402
Including:				
from power consumers		*62,701*	205,914	549,586
from other power and heat consumers		*62,702*	-	-
other advances received		*62,703*	2,410	1,816
other creditors		628	43,375	29,786
Including:				
VAT in non-paid products		*62,801*	13,135	1,469
debt to non-budget R&D fund		*62,802*	-	-
debt to RAO EES of Russia on engineering				
Services		*62,804*	-	-

debt to RAO EES of Russia for engineering services		*62,805*	-	-
debt to RAO EES of Russia for design works		*62,806*	-	-
debt to RAO EES of Russia for design works		*62,807*	-	-
other creditors		*62,808*	30,240	28,317

LIABILITIES	Note	Code	At accounting year start	At accounting year end
1	A	2	3	4
Debt to members (establishers) on revenue payment		630	10,045	9,600
Deferred revenue		640	1,372	1,196
Reserves for deferred expenses and payments		650	-	3,410
Other short-term liabilities		660	-	-
Including:				
internal economic settlements for current operations		*66,002*	-	-
internal economic settlements for construction		*66,003*	-	-
internal economic settlements for design works		*66,004*	-	-
internal economic settlements for facilities security estimate		*66,006*	-	-
internal economic settlements for VAT		*66,007*	-	-
other short-term liabilities		*66,005*	-	-
TOTAL on section V		690	1,360,995	1,401,235
BALANCE		700	4,580,743	4,642,615

Statement of valuables in off-balance sheet accounts

ASSETS	Note	Code	At accounting year start	At accounting year end
Rented fixed assets		910	126,712	147,257
Including under lease		911	-	-
Commodities in safety deposit		920	-	-
Materials accepted for processing		925	-	-
Goods accepted for commission		930	-	-
Equipment accepted for installation		935	-	-
B debts written-off		940	621,190	648,187
Security of liabilities and payments obtained		950	-	-
Security of liabilities and payments issued		960	-	-
Fixed assets depreciation		970	-	-
Depreciation of outdoor development objects and other such objects		980	-	-
Registered high-security forms		990	-	3
Fixed assets leased out		992	-	-
Assets held in federal property		993	-	-
Intangible assets, accepted for use		995	-	-
Assets transferred to charter capital as payment for shares bought		997	-	-

5.4 Statement of the Company's profit and loss over statement period.

Statement of profit and loss
over 12 months of 2008

		CODES
	Form #2 as per OKUD	0710002
Organization OJSC SAMARAENERGO	Date [yyyy, mm, dd]	2008\12\31
Identification taxpayer's number	as per OKPO	102504
Area of operations	INN	6315222985
Form of ownership/type of incorporation	as per OKDP	51.56.4
Measurement unit: Russian rubles, thousands	as per OKOPF/OKFS	47\34
27 Leningradskaya street., 443099 Samara	as per OKEI	384

Name of indicator	**Notes**	**Code page**	**Over reporting period**	**Over similar period of previous year**
1	**A**	**2**	**3**	**4**
Income and expense in ordinary operations				
Sales revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and similar mandatory payments)		010	28,115,369	25,060,352
power and capacity to internal consumers		011	-	-
power and capacity exported		012	-	-
Heat		013	-	-
subscription fee (for RAO EES of Russia)		018	-	-
sales revenue from transportation of power and heat		019	28,108,655	25,056,976
power for retail sales companies		015	4,696	3,355
other goods, products, works, services of industrial purpose		016	2,018	21

other goods, products, works, services of non-industrial purpose		017	-	-
revenue from membership in other organizations		032	-	-
Production cost of goods, production, works, services including sold:		020	(27,155,389)	(24,814,573)
power and capacity to internal consumers		021	-	-
power and capacity exported		022	-	-
Heat		023	-	-
subscription fee (for RAO EES of Russia)		024	(322,177)	(561,799)
transportation of power and heat		028	(8,204,492)	(7,157,529)
power to retail sales companies		031	(18,622,935)	(17,093,002)
other goods, products, works, services of industrial purpose		025	(3,806)	(2,243)
other goods, products, works, services of non-industrial purpose		026	(1,979)	-
goods, products, works, services in ordinary operations (for institutions)		027	-	-
expenses for membership of other organizations		033	-	-
Gross profit		029	959,980	245,779
Selling expenses		030	(550,438)	(494,724)
G&A expenses		040	-	-
Profit (loss) from sales		050	409,542	(248,945)
Other revenue and expense				
Interest receivable		060	51,169	2,938
Interest payable		070	(5,291)	(11,116)
Revenue from membership in other organizations		080	-	11,130
Other revenue		090	1,920,339	2,934,758
Other expenses		100	(2,451,835)	(1,981,152)
Profit (loss) before tax		140	(76,076)	707,613
Deferred tax assets		143	(7,949)	9,456
Deferred tax liabilities		144	197	809
Current profit tax		145	(140,210)	7,687
Other similar mandatory payments		146	295,103	506,220
Profit tax and other similar mandatory payments		150	147,141	524,172
Profit (loss) from ordinary operations		160	71,065	1,231,785
FOR CONSOLIDATED STATEMENT				
Capitalized income (loss)		184	-	-
Minority share		185	-	-
Net profit (undistributed profit (loss) of statement period		19,010	**71,065**	**1,231,785**

Name of indicator	Note	Code Line	Over reporting period	Over similar period of the previous year
1	A	2	3	4
V. Internal economic settlements				
line 140 Profit (loss) before tax		19011	-	-
line 150 Profit tax and other similar mandatory payments...		19012	-	-
Net profit (undistributed profit (loss)) of statement period with account of that obtained from branches and Representative offices		**19020**	-	-
line 140 Profit (loss) before tax		19031	-	-
line 150 Profit tax and other similar mandatory payments...		19032	-	-
Net profit (undistributed profit (loss)) of statement Period		**19,040**	-	-
Net profit (undistributed profit (loss)) of statement period (19010+19020-19040)		**190**	**71,065**	**1,231,785**

(rubles)

Name of indicator	Note	Code page	Over reporting period	Over similar period of the previous year
1	A	2	3	4
REFERENCE ONLY				
Fixed tax liabilities (assets)		200	166,220	(187,779)
Base profit (loss) per share		201	0.0200	0.3480
Overcapitalized profit (loss) per share		202	0.0200	0.3480

DESCRIPTION OF SPECIFIC PROFITS AND LOSSES

Name of indicator	Comm.	Code	Over statement period	Over similar period of previous year
1	A	2	3	4
Fines, penalties and overdue payments recognized, or those whose payment is adjudicated by court (arbitration court) profit		210	3,306	1,848
loss		211	166	18
Profit (loss) of preceding years				
profit		220	372,901	24,134
loss		221	33,488	5,375

Reimbursement of losses caused by failure or default in discharge of obligations profit	230	406	9,718
loss	231	466	2,729
Currency exchange differential on currency operations profit	240	67,929	15
loss	241	23,105	19
Payments into valuation reserves loss	250	3,410	-
Writing-off of accounts receivable and payable, whose limitation period has expired profit	260	2,996	7,306
loss	261	26,997	47,745

5.5 The Company's Audit Report

Audit report No. 1-023-03-09

Financial Statements
of the Energy and Electrification Open Joint Stock Company Samaraenergo
for the Period from 01 January 2008 to 31 December 2008 Inclusive

Moscow
25 March 2009

We have conducted an audit of the financial statements of the Energy and Electrification Open Joint Stock Company Samaraenergo (hereinafter: the Company) for the period from 01 January 2008 to 31 December 2008 inclusive. The Company's financial statements consist of the following:

- Balance Sheet (Form No.1);
- Profit and Loss Statement (Form No. 2);
- Statement of Changes in Equity (Form No. 3);
- Cash Flow Statement (Form No. 4);
- Appendices to Balance Sheet (Form No. 5);
- Executive Summary.

The Company's management is responsible for the Company's business accounting and submission of such financial statements. Our responsibility is to offer our opinion as to the truthfulness in all substantial aspects of these financial statements and compliance of the accounting with the legislation of the Russian Federation based on the audit that we conducted.

We have conducted this audit in accordance with:

- the Federal Law "On auditing activities";
- the Federal regulations (standards) for auditing activities;
- the Company standards for auditing activities.

The Audit was planned and conducted so as to acquire reasonable confidence that the Company's financial statements do not contain any material distortions.

The Audit was conducted on a sample basis and included a study of the evidence supporting the numerical indicators of the Company's financial statements and the disclosure in such statements of information about its financial and economic activities, as well as an evaluation of compliance with the principles and regulations of business accounting applied in the preparation of the financial statements, scrutiny of the key estimated figures received by the Auditee's management, and an evaluation of the submission of the financial statements.

We believe that our Audit provides sufficient grounds in order for us express our opinion as to the truthfulness in all substantial aspects of the financial statements and the compliance of the Company's business accounting with the legislation of the Russian Federation.

It is our opinion that the Company's financial statements truthfully reflect in all substantial aspects the Company's financial standing as of 31 December 2008, and the results of the Company's financial and economic activities for the period from 01 January 2008 to 31 December 2008 inclusive in accordance with the requirements of Russian Federation legislation pertaining to the preparation of financial statements.

Without prejudice to our opinion as to the truthfulness of the Company's financial statements, we point out that in the Russian Federation currently there is significant uncertainty relating to the implications of the worldwide financial crisis on the domestic economic situation. We are unable to foresee the changes that may take place in the future due to current circumstances, nor can we foresee their impact on the Company's financial statements.

Deputy General Director
Closed Joint Stock Company
NP Consult

V.Yu. Skobarev

Head of Audit (Qualification Certificate for General Auditing No. K002828 with unlimited validity)

O.M. Sorokina

Section 6. Allocation of Profit and the Dividend Policy

In accordance with the resolutions made at the General Meetings of Shareholders, the Company's profits were allocated as follows:

Allocation of the Company's profits (thousand rubles)	GOSA based on 2005	GOSA based on 2006	GOSA based on 2007
Retained earnings	540,727	(264,317)	1,123,895
Reserve capital	-	-	-
Accumulation fund	-	-	906,428
Dividends	11,027	-	49,466
Other purposes	529,700 (Investments)	-	168,001 (Repayment of past debts)

Decisions on the payment of dividends including resolutions on the size of dividend and the form of its payment by shares of each category (class) are normally made at the annual General Meeting of Shareholders based on the results of activities in the previous fiscal year. The procedure for making decisions on the dividend payment and the procedure of dividend payment are regulated by the Federal Law on "Joint Stock Companies," the Charter of Open Joint Stock Company Samaraenergo and the Regulation on the Dividend Policy of OJSC Samaraenergo.

The Company's dividend policy is based upon stringent observation of the rights of shareholders as provided for by the current legislation, and is aimed at increasing the Company's investment attractiveness, its capitalization, and the maximum satisfaction of the rights and interests of its shareholders through the growth of the market value of its stock and increased dividend payout.

The size of dividend by shares of any category (class) may not exceed that recommended by the Company's Board of Directors. The source of dividend payment is the Company's profits after taxation. The Company's net profit is determined on the basis of the business accounting information of OJSC Samaraenergo, and its size is determined at the session of the Board of Directors. The Board of Directors of OJSC Samaraenergo within its competency examines the allocation of net profits gained based on the results of the first quarter, half year, and nine months of the fiscal year and/or based on the results of the fiscal year. The Board of Directors passes a resolution on the suitability of such a dividend payout, and makes a recommendation to the General Meeting of Shareholders to approve the suggested allocation of net profit and to resolve to pay the dividends to the amount specified.

The term for dividend payment is determined by the General Meeting of Shareholders but may not be later than 60 (Sixty) days after the decision concerning dividend payout is made.

OJSC Samaraenergo regularly pays dividends. The history of such dividend payout is shown in the below table.

The Company's dividend history in the past 3 years.

	2006 (for 2005)	2007 (for Q1 2007)	2008 (for 2007)
Dividend per 1 common share, RUB	-	0.026568	-
Dividend per 1 preferred share, RUB	0.21125	0.026568	0.094763
Total accrued dividends including tax, RUB thousand	11,027	107,890	49,466
Total paid dividends as of 31.12.2008, RUB thousand	8,866.7	93,782.7	40,117.8

Dividend yield per 1 common share, %	-	3.9	-
Dividend yield per 1 preferred share, %	-	6.6	35.6

Dividend yield is the relationship of the annual dividend to the market value of the company's stock. This indicator is normally shown as a percentage.

Partial dividend payout took place for the following reasons:

- Invalid, incomplete or obsolete data concerning the shareholder's bank account as indicated by the shareholder in the questionnaire for the person registered for receipt of the dividend;
- Invalid, incomplete or obsolete data concerning the shareholder's postal address as indicated by the shareholder in the questionnaire for the person registered for receipt of the dividend by postal money order.

Based on the fiscal year 2006 the Company incurred a loss in the amount of RUB 264,317 thousand. Due to this loss, no dividend was paid out for 2006.

No information regarding the 2006 dividend yield was provided due to the termination of stock exchange trading of the common and preferred shares of OJSC Samaraenergo in April 2006 and, correspondingly, the absence of the stock's market value.

Section 7. Investment Activities

7.1 The Company's investments including those for reconstruction and technical upgrading.

Diagram of investment volumes in 2006–2008 of OJSC Samaraenergo:


50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
2006
2007
2008
Total investments incl. VAT, RUB thousand
Including for reconstruction and technical upgrading

Volumes of investment year are as follows:
2006: RUB 40,462 thousand (including for reconstruction and technical upgrading: RUB 39,846 thousand);
2007: RUB 23,936 thousand (including for reconstruction and technical upgrading: RUB 20,090 thousand);
2008: RUB 31,001 thousand (including for reconstruction and technical upgrading: RUB 16,552 thousand).

7.2 Sources of investment program financing (profit, depreciation/amortization, other).

The key sources of the financing of the investment activities of OJSC Samaraenergo are the Company's own resources.

The disbursement of capital investments in 2006-2008 (including VAT) by source is as follows:

	2006			2007			2008		
	Plan	Actual	% performed	Plan	Actual	% performed	Plan	Actual	% performed
TOTAL, RUB thousand	53,440	40,462	76	37,406	23,936	64	34,444	31,001	90
Including: - using own resources	53,440	40,462	76	37,406	23,936	64	34,444	31,001	90
Depreciation/ amortization	53,440	40,462	76	37,406	22,636	60	34,444	31,001	90
Profit									
Other source					1,300				
- using outside sources									
The RF budget									
Funds from share participation									
Other									

7.3 Capital investment structure by area: New construction, reconstruction of buildings and structures, equipment not requiring assembly, design and survey works, future construction, and other construction sites.

Investment structure trends in 2006–2008:

2006


1,6 %
8,5 %
89,9 %
New construction
Reconstruction of buildings and structures
Equipment not requiring assembly
Design and survey works
Other investments

2007


5,4 %
8,5 %
1,7 %
2,2 %
82,2 %
New construction
Reconstruction of buildings and structures
Equipment not requiring assembly
Design and survey works
Other investments

2008


46,6 %
48,3 %
5,1 %
New construction
Reconstruction of buildings and structures
Equipment not requiring assembly
Design and survey works
Other investments

The most significant capital investment activities include:

2006:

- Acquisition of equipment not requiring assembly (replacement of computer equipment, communication equipment and worn-out motor vehicle fleet);
- Reconstruction of building as a garage at the Borski branch of the electricity sales unit of OJSC Samaraenergo;
- Reconstruction of an office building at the Pokhvistnevsky branch of the electricity sales unit of OJSC Samaraenergo.

2007:

- Acquisition of equipment not requiring assembly (replacement of computer equipment, communication equipment and worn-out motor vehicle fleet);
- Reconstruction of building as a garage at the Borski branch of OJSC Samaraenergo (completion of construction and erection works and commissioning of the building).

2008:

- Adjustment, commissioning and startup of VPN equipment;
- Laying of optical communication cables (the last mile);
- Acquisition of equipment not requiring assembly (replacement of computer equipment, communication equipment and worn-out motor vehicle fleet);
- Upgrading of local area network (LAN) of OJSC Samaraenergo in its office building located at 27 Leningradskaya Street;
- Power supply system of the server equipment.

7.4 Non-core financial investments.

In accordance with the resolution of the Board of Directors of OJSC Samaraenergo (Minutes No. 20/129 dated 12.04.2004) on the approval of the Register of non-core assets of the Company, investments in the shares of OJSC Turboenergoservis, OJSC Stiks, and the share in ChOP Energozashchita Ltd. were acknowledged as non-core investments.

As of the end of 2008, the amount of long-term financial investments of OJSC Samaraenergo in shares and stakes of other enterprises amounted to RUB 267, 348, 823.04 of which RUB 96,407.28 were non-core financial investments.

7.5 Securing credit resources for investment projects.

Credit resources for the purposes of investment projects in 2006–2008 were not drawn.

Section 8. Plans for the technical upgrading and development of the Company

8.1 Introduction of new technologies and the Company's development trends.

In 2008, the implementation of the technical policy of OJSC Samaraenergo targeted two main directions that make up a unified spectrum of activities.

First Direction

Activities aimed at improving the reliability and efficiency of the equipment currently in operation:

1. The existing computer equipment fleet.
2. Communication tools and devices.
3. Local Area Networks (LAN).
4. Implementation of information technologies and software.

The implementation of the above will ensure the realization of the primary objective of OJSC Samaraenergo – to improve its reliability and quality of customer care with regard to existing electricity supply contracts, as well as to establish a foundation for realizing other goals and objectives.

Second Direction

Measures for expanding the sales market and increasing the volume of electrical energy output, including:

1. Finalizing power supply contracts with legal entities.
2. Developing billing software for residential users.
3. Effective planning and purchasing of electric power within the framework of the transition to free markets.

Solving these objectives will increase the gross revenues of the Company.

8.2 Implementation of programs aimed at increasing the reliability of power systems (power supply to consumers).

The Company's main efforts in 2008 were focused on the development of its communication systems, Internet technologies, automation of interaction with electrical power consumers, and creation of maximally convenient conditions for its customers.

In 2009, in the field of IT it is planned to develop further the corporate network of OJSC Samaraenergo, and to build fiber optical communication lines at four branches of the company. The use of our own high-speed communication channels and the implementation of new communication services within the Company will enable regulated interaction between the central office and the branches of OJSC Samaraenergo, in order to satisfy information exchange needs, and for the efficient tracking of financial, socio-economic processes, and accounting and resource planning.

The concluding stage of the construction of a modern center for data processing consists of a project for the implementation of modular data storage. Commissioning of the data storage system will enable optimization of the data storage infrastructure, minimization of the possibility of data loss, and will enable the rapid recovery of the integrity of the information system data.

The 2009 plan includes the construction of Customer Service Centers (CSC) in twelve districts of the region. The project implementation provides for the installation of advanced computer equipment and the integration of CSC objects into an integral corporate network. Construction of new objects would enable the expansion of representative offices of OJSC Samaraenergo in the region and improve its customer service quality.

The Company's development plan for the next year includes the implementation of a billing information system, and of a document processing information system. The implementation of advanced automated systems will enable the automatation of an entire cycle of objectives related to the accounting and analysis of electric power sales, as well as to the accounting of the territorially distributed structure of the power sales company. It will also add embedded functions for consolidating the entire scope of information.

The Company's investment projects are aimed at increasing the efficiency of its electricity sales, its customer service quality, and at gaining additional revenues from new energy consumers as a result of the increased efficiency and accuracy of its calculations, improved customer care, reduced costs and timely management decisions in electrical energy sales.

Section 9. Development of the Company's communication network and Internet technologies

Information technologies and telecommunications currently play an important role in the development and sustainability of any business. Efficiency of IT usage has a considerable impact on the efficiency of the Company's entire operations.

The following projects were realized in 2008:

1. The construction of the corporate network of OJSC Samaraenergo was completed. This network was set up in order to ensure the strictly regulated exchange of information between the central office and the branches of OJSC Samaraenergo, for the purposes of meeting the needs of customers in information exchange, efficient tracking of financial and socio-economic processes, and in accounting and resource management.

Within the scope of this project a number of technical solutions were implemented in order to create an integral telecommunications system for OJSC Samaraenergo, including the implementation of new generation communications equipment and hi-tech switching equipment from the leading suppliers Cisco, Fujitsu-Siemens, Panasonic, and AMP.

Fiber optical communication lines were laid to the hubs of the federal provider OJSC VolgaTelecom; IP telephony services were launched; the private corporate network was connected to the public telephone network; high speed Internet access was launched; conference call services were launched as well.

The results of implementing this project included improved communications quality, increased bandwidth capability of communication channels, the implementation of new switching services inside the Company, and the establishment of efficient high-technology interaction between the divisions of OJSC Samaraenergo in the Samara Region territory. The high-speed communication channels will enable the implementation of advanced information systems, improve the quality of subscriber services, and reduce the Company's expenses relating to data transfer between the branches and the central office.

2. A structured cable system was installed in the Samara-based office of OJSC Samaraenergo, and a 5E Certification of Conformity was awarded, as well as a 25 year warranty from AMP NETCONNECT, one of the world's leading suppliers of LAN equipment, structured cabling systems and their components.

3. Completion of a high-technology data processing center. Server equipment by Fujitsu-Siemens Computers and uninterrupted power supply equipment by APC Limited was commissioned and launched. Air conditioning equipment was also installed.

The project's implementation will enable the efficient processing of large volumes of information, a reduction of the probability of data loss, and the use of advanced information systems.

4. In the course of upgrading the Energoofis information system for settlements with consumers:

   4.1 A data exchange with credit institutions was launched. This enables electricity consumers to pay for their electric power consumed at ATMs, payment terminals, and payment outlets.
   4.2 The process of electricity consumer billing was automated, as was the system for reimbursing expenses related to the introduction of partial and/or full restriction and restoration of the electric power/electric capacity usage mode.
   4.3 The process of recalculating financial documents from previous periods was automated. The need for such recalculation is due to the changes in the coefficient of the distribution of electric power supplied by guaranteed supply companies in the retail power market at regulated prices and the use of forecasted unregulated (market) prices.

5. Within the framework of upgrading the IKAR corporate accounting and tax accounting information system:

   5.1 A software module for the calculation of transportation tax was added and launched. This enabled the timely generation of a transport tax return, and ensures the reliability and authenticity of calculations of transport tax by vehicle.
   5.2 The following IKAR software modules were upgraded: Payroll, Inventory, HR, Debtors and Creditors, Deferred Expenses, Expenses, and Tax Accounting. This allowed for the optimization of user operations in the preparation and generation of accounting and tax accounting reporting.

6. A project aimed at the formation of the development concept of the corporate information system of OJSC Samaraenergo for 2009-2013 was implemented. This project also helps further automate the Company's business processes.

An analysis of the current business situation was provided. A list of the functional requirements for automation was prepared, and suggestions concerning the automation of business processes in the areas of sales, management accounting, purchasing, document processing, and corporate budgeting were lodged.

The Company also conducted a preliminary cost evaluation of the recommended classes of automation systems. The IT infrastructure was determined, as was the scope of software modules.

7. Software dedicated to data preparation and transfer using communication channels was upgraded. These data modules include tax and business accounting reporting using certified cryptographic data protection tools which enable the further optimization of electronic document exchange with the Interdistrict Inspectorates of the Russian Federation Tax Authorities, the Russian Federation Pension Fund, and the Moscow municipal tax authorities.

Section 10. Purchasing activities

10.1 The key provisions of the Company's policy in procurement activities according to the Provision on the regulated purchasing of goods, works and services for the needs of the Company.

The structure of the procurement system of OJSC Samaraenergo is determined in accordance with the corporate system of standards for procurement, and is aimed at ensuring the purposeful and efficient spending of the Company's cash assets, as well as at ensuring economically justified expenses (market prices paid for products) and at preventing possible corrupt practices on the part of the Company's employees.

The main provisions of the procurement policy of OJSC Samaraenergo are set forth in the approved Decree of OJSC Samaraenergo No. 114 dated 31.03.2008. This Provision regulates the purchases of any goods and services (hereinafter – products) by the Company worth over RUB 200,000, VAT excl.

The Company's Central Procurement authority is responsible for the strategic planning of OJSC Samaraenergo purchasing. The staff list of this authority is approved by resolution of the Board of Directors of the Company (Minutes No. 9/170 dated 14.10.2005). In October 2006 the staff list of the Central Procurement authority was changed (Minutes of the Board of Directors of OJSC Samaraenergo No. 9/170 dated 11.10.2006).

Copies of all publications on any purchases and tenders and their results are displayed at the unified Internet sites: http://www.samaraenergo.ru/ and http://www.b2b-energo.ru/.

Regulation of procurement activities is:

- Constructed on the basis of the reasonable use of special tools for the purposeful intensification of market laws in each purchase;
- Implemented through the application of mandatory procedures that must be carried out by procurement employees for each purchase that exceeds a certain pre-defined value. These procedures provide for:
  - ✓ Thorough planning of product needs;
  - ✓ Market analysis;
  - ✓ Actions aimed at attaining a reasonable level of competition among potential suppliers where possible, and where impossible, increased internal controls;
  - ✓ Honest and sensible selection of the most preferable offers, coupled with a comprehensive analysis of gains and losses (this primarily refers to product pricing and quality);
  - ✓ Control over contract performance and the use of acquired products;
- Based on a systematic approach that implies the existence of the following in the Company:
  - ✓ A regulating environment;
  - ✓ An established organizational structure of procurement management and controls;
  - ✓ Skilled procurement employees;
  - ✓ A streamlined purchasing infrastructure.
- Performed in compliance with the unified corporate procurement regulations;
- Based on the authorities and responsibility of procurement employees.

The Company's procurement activities in 2008 were regulated by the following regulatory documents:

- Standard ZD4_G_2 TP 2008 "System of standards for procurement. Purchasing activities";
- Annual complex procurement program for 2008 approved by the resolution of the Board of Directors of OJSC Samaraenergo Minutes No. 5/214 dated 04.10.2007;
- Decree issued by OJSC Samaraenergo No. 114 dated 31.03.2008 on procurement activities;
- Decree issued by OJSC Samaraenergo No. 246 dated 09 August 2007 "On establishing a permanent tender committee" (with revisions and addenda).

The operative management of the procurement activities of OJSC Samaraenergo is carried out by the purchasing department, an in-house division that organizes purchasing through tenders procedures.

In addition the functional connections undertaken in the purchasing of goods and services are regulated by the Provision on the Procurement Department, as well as by the job descriptions for procurement employees of this department.

Control over the implementation of the Annual Integrated Procurement Program is realized in the form of quarterly reports of the General Director of OJSC Samaraenergo to the Board of Directors.

10.2 Annual report of the General Director on procurement activities by type of activities and purchasing method.

Based on the implementation of the Annual Integrated Procurement Program of OJSC Samaraenergo in 2008, adjusted for 2009 production programs, the volume of regulated procedures amounted to:
Energy equipment repairs and maintenance – services 80.8% of planned costs;
Retooling and upgrading – 114.4% of planned costs including: inventory – 105.2%, services – 9.2%;
Capital construction – services 95.1% of planned costs;
Operating expenses – 91.9% of the planned costs including: inventory – 24.6%, services – 67.3%;
Other purchases – materials and services – 121.4% of planned costs.

In accordance with the Annual Integrated Procurement Program for 2008 there were 131 trading sessions for the total of RUB 280,767 thousand (125.2%), while the plan was for RUB 224,190 thousand, including:

- Open tender procedures – 88 – for a total of RUB 150,903 thousand, which is 67.3% of the total purchase plan. Of these there were 64 'open tenders' for a total of136,170 thousand ; 23 'open price inquiries' for a total of RUB 13,333 thousand; and 1 'open offer inquiry' for a total of RUB 1,400 thousand.
- There were 43 purchases based on a 'sole source' basis for a total of RUB 119,344.0 thousand, which is 53.2% of the total purchase plan, of which based on the results of tender procedures there were 3 purchases for a total of RUB 2,615.0 thousand.
  The main 'sole source' purchases included:
  - Lease of office buildings from OJSC Volzhskaya TGK and other office buildings for the total of RUB 30,902 thousand. The resolution was made by the Board of Directors of OJSC Samaraenergo (Minutes of the extramural session of the Board of Directors of OJSC Samaraenergo dated 15 December 2006);
  - Services of auction agent for the sale of shares of OJSC Volzhskaya TGK – RUB 9,000 thousand (Minutes of the Purchasing Department No. 01/01 dated 15.01.2008);
  - Cash collection services – RUB 15,639 thousand (Minutes of the Purchasing Department No. 08/01 dated 18.01.2008);
- Unregulated purchases amounted to RUB 0.520 thousand or 4.7% of the purchase plan.

10.3 Information about the key indicators of the 2009 Annual Integrated Procurement Program.

The 2009 Annual Integrated Procurement Program was prepared as follows:
Energy equipment repairs and maintenance – 6 purchases for a total of RUB 3,570 thousand, including:
- 0 lots for the selection of inventory suppliers;
- 6 lots for a total of RUB 3,570 thousand for selection of contractors.

Retooling and upgrading – 29 purchases for a total of RUB 50,000 thousand including:
- 22 lots for a total of RUB 45,428 thousand (selection of inventory suppliers);
- 7 lots for a total of RUB 4,572 thousand (selection of contractor).

Capital construction – 10 purchases for a total of RUB 37,705 thousand, including:
- 1 lot of a total of RUB 27,854 thousand (selection of inventory suppliers);
- 9 lots for a total of RUB 9,851 thousand (selection of contractor).

Operating expenses – 76 purchases for a total of RUB 116,326 thousand, including:
- 9 lots for a total of RUB 6,372 thousand (selection of inventory suppliers);
- 67 lots for a total of RUB 109,954 thousand (selection of contractor).

Other expenses – 60 purchases for a total of RUB 85,421 thousand, including:
- 17 lots for a total of RUB 7,795 thousand (selection of inventory suppliers);
- 43 lots for a total of RUB 77,626 thousand (selection of contractor).

The sum of the planned purchasing sessions is 181 for a total of RUB 293,022 thousand, including the following percentage distribution:
- Open tenders: 24.3%;
- Open price inquiries: 6.2%;
- Sole source purchases: 64.1%;
- Unregulated purchases: 5.4%.

The high percentage of sole source purchases is caused by the fact that the bulk of open tenders was shifted to the fourth quarter of 2008, designated for 2009 production programs.

The main purchases from a single source are:

- Lease of buildings from OJSC Volzhskaya TGK: RUB 25,926 thousand;
- Lease of other office buildings: RUB 12,772 thousand;
- Cash collection services: RUB 20,802 thousand;
- Upgrading of client settlement software: RUB 7,700 thousand;
- Installation and maintenance of Garant-Service-Samara data and legal directory for a total of RUB 4,540 thousand;
- Legal protection in arbitration court: RUB 40,000 thousand;
- Lease of vehicles from OJSC Volzhskaya TGK: RUB 18,500 thousand.

Section 11. Environmental Protection.

As a result of the activities of OJSC Samaraenergo there are 13 types of waste products of hazard classes 1–4 at 23 sites (the office building, 18 branches and 4 production sites).

The Scientific and Analytical Center at Samara State Technical University has developed draft standards for waste generation limits and their storage limits specifically for OJSC Samaraenergo. The program that developed these standards shows the scheme of operational waste flow. It also outlines temporary storage sites for such waste materials in the territory of the Company, the frequency of their removal, and a plan for mitigating the impact of production waste on the environment.

In 2008 the production and technical department of OJSC Samaraenergo drafted a technical report on the invariability of the production process, raw materials used in such process, and waste treatment. Based on this report the Department for technological and ecological supervision of RosTekhNadzor (Russian Federal service for ecological, technical and atomic supervision) in Samara Region approved the standards for waste generation and limits for their deposition and storage for 2009.

In accordance with the approved limits, OJSC Samaraenergo has entered into agreements at each site for the removal and safe storage (disinfection, processing, use and disposal) of the waste generated. The Company makes monthly payments for the mitigation of the negative impact on environment.

Two engineers in the production and technical department of OJSC Samaraenergo are certified as professionals in "Treatment of hazardous waste" by the non-governmental educational facility "Training Center Samara".

The coordination and supervision of the activities of OJSC Samaraenergo related to waste treatment and consumption is performed by the Deputy General Director, Technical Issues and Information Technologies. There are employees responsible for waste treatment and consumption in each unit and branch of OJSC Samaraenergo. Such employees are appointed by special decree of OJSC Samaraenergo.

The main 2009 objectives for OJSC Samaraenergo are to confirm the 2010 standards for waste generation and disposal, supervision of timely removal and storage of production waste, and the compliance of waste limits with the concluded agreements.

Section 12. Personnel and Social Policy. Social Partnership.

12.1 Employee breakdown by categories.

The staff of OJSC Samaraenergo as of 31 December 2008 was 997 employees, of them:

Managers of all categories	-	133
Specialists	-	412
White-collar employees	-	28
Blue-collar employees	-	424

The analysis of the Company's personnel in 2008 versus the one in 2007 indicates that the staff list has not grown considerably (growth by 18 employees).

Quantitative composition of staff employees in the past 3 years:

Employee category	As of 31.12.2006	As of 31.12.2007	As of 31.12.2008
- Total employees (persons)	970	979	997
Including:			
- Managers (persons)	120	134	133
- Specialists (persons)	407	399	412
- White-collar employees (persons)	31	28	28
- Blue-collar employees (persons)	412	418	424


2006
120
412
407
31
2007
134
418
399
28
2008
133
424
412
28
- Workers
- Office employees
- Managers
- Specialists (experts)

12.2 Age profile of the Company employees (graphic and textual presentation)

In 2008 15.7% of employees of OJSC Samaraenergo were aged under 30, 58.1% - from 30 to 50, and 26.2% were aged over 50.

Age profile of managers


2006
5
55
60
2007
5
57
72
2008
4
55
74

Age profile of specialists


2006
71
84
252
2007
68
90
241
2008
77
89
246

Age profile of workers


2006
54
98
260
2007
52
111
255
2008
57
123
244

Age profile of all employees


2006
147
231
592
2007
152
243
584
2008
157
261
579


Under 30
30-50
Over 50

12.3 Staff turnover.

2006	2007	2008
3.9%	7.9%	6.0%


8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
2006
2007
2008

The number of those fired for turnover reasons in 2008 was 40. Turnover generally across OJSC Samaraenergo in 2008 amounted to 6.0%; in 2007 this level was 7.9%.

12.4 Qualitative composition of the Company employees (education level). Employee advancement system.

The qualitative composition of the staff remains rather high: 97.6% of engineers have higher education or specialized secondary education. Generally, across OJSC Samaraenergo over 750 employees have higher education or specialized secondary education, and 5 employees hold PhD degrees.

Qualitative composition of the employees by category:

Employee category	Headcount (persons)	Those with higher education (persons)	Those with specialized secondary education (persons)	Doctors of Philosophy (persons)
All employees including	997	521	232	5
Managers	133	112	23	4
Specialists	412	329	68	1
White-collar workers	28	8	13	-
Blue-collar workers	424	72	128	-


600
500
400
300
200
100
0
477
244
4
498
230
5
521
232
5
2006
2007
2008
PhD
Higher education
Secondary education

In accordance with the Regulations for personnel policy of OJSC Samaraenergo, employees are offered continuous training and retraining programs. With this aim and in response to enquiries from employees the Company enters into off-job training contracts with various skill development institutions (PEIPK, Computer Management Institute, Market Technologies Institute, NP Corporate Educational center UES, OSCJ GVTs Energetiki, and Corporate Energy University) designed for managers and white-collar workers.

Indicator	Trained in 2008 (persons)	2009 Forecast (persons)
Worker training	2	
Retraining	54	58
Joint profession training		
Skill development programs for workers		
Skill development programs for white-collar workers	20	24
Training costs, RUB	RUB 1,453,639	RUB 1,759,100

In 2008, 74 employees (managers and specialists) underwent such skill development programs. Of them, 20 persons underwent off-job training.

Salary trends

Salaries by employee category, 2006–2008 (RUB)

Worker category	Year		
	2006	2007	2008
Managers	55,353	54,997	58,696
Specialists and technicians	19,596	21,553	23,355
Blue-collar workers	11,863	13,010	13,752

Salary trends by employee category, 2006–2008


70000
60000
50000
40000
30000
20000
10000
0
Salary (RUB)
2006
2007
2008
Years
Managers
Specialists and technicians
Blue-collar workers

The increase of average workers' salaries at OJSC Samaraenergo is explained by the increase of the rated (tariff) part of their salaries:

1) According to the Consumer Price Index of the Russian Federation for 9 months of 2008, as guaranteed by the Collective Agreement of OJSC Samaraenergo;

2) According to Decree No. 220 dated 24.06.2008 "On the increase of salaries of the employees of OJSC Samaraenergo from Job Grade 1 to Job Grade 9."

Pension Plan of OJSC Samaraenergo

The Pension Plan for employees of OJSC Samaraenergo was approved by resolution of the Board of Directors (Minutes No. 16/227 dated 15 April 2008). The Pension Plan is based on the principles set forth by the Strategy for non-governmental pension scheme of the Holding Company RAO UES of Russia approved in May 2004.

In accordance with the strategy for pension scheme development, employees' pensions are covered by the Non-Governmental Pension Fund for Power Industry (NPFE).

There are corresponding Pension Scheme agreements in place between OJSC Samaraenergo and NPFE. These agreements regulate the implementation of the corporate Pension Plan and the parity pension plan, and financing is currently underway in accordance with the said agreements. The terms of implementing the corporate and parity Pension Plan are determined by the Regulation on the Non-Governmental Pension Scheme for the Company employees.

In accordance with Agreement No. 01/95/U there are 95 accounts opened for Company employees in the Non-Governmental Pension Fund for Power Industry under the Support Program. Of these, 32 employees are currently enjoying their additional pensions, the average size of which is RUB 1,842. In 2008, there were 130 accounts opened in the Parity Pension Plan for employees of OJSC Samaraenergo.

12.5 Occupational Health and Safety.

Occupational Health and Safety (OHS) issues are stringently supervised by the management of OJSC Samaraenergo.

Preventive activities are guided and regulated by the Provision on Personnel Policy.

Employees are well equipped with certified protective equipment and tools in accordance with applicable norms.

The entire complex of activities aimed at ensuring occupational safety, prevention of road accidents and vehicle safety was implemented in 2008.

Company employees were trained to comply with the requirements of the OHS regulations.

In 2008 the employees passed a compulsory medical examination in accordance with the RF Labor Code and the Decree of the RF Health Ministry No. 83 dated 16.08.2004. Based on the results of such examinations there were no workers identified with any contraindications to their respective job duties.

In addition to mandatory social insurance of employees the Company has for several years enacted a voluntary medical insurance system for its employees. This system is designed to insure against industrial accidents and professional diseases.

Overall in 2008 the Company spent RUB 1,255.3 thousand on OHS activities, including RUB 514.3 thousand on industrial accidents and professional disease prevention activities, RUB 444.6 thousand on acquisition of personal protective equipment, and RUB 241 thousand on sanitary and hygienic activities to prevent industrial diseases.

In 2008, the Company certified 200 workplaces as meeting respective work condition standards. Based on laboratory testing and identified deviations from the permissible parameters of lit environments, 21 workplaces were upgraded to the second class of admissible safety conditions.

In the past year, the Company invested in health improvement programs for its employee and their families as follows:

Sanatoria: 35 persons;
Prophylactic Sanatoria: 10 persons;
Recreation centers: 30 persons;
Children's recreation camps: 62 persons.

Financial investments in the Company's health improvement activities amounted to the following:
From the Company's profit: RUB 1,022.9 thousand;
From the Social Insurance Fund: RUB 504.5 thousand.
From the Labor Union funds: RUB 68.5 thousand.

In addition, as per the Resolution of the Social Security Fund No. 209 dated 15.10.2008 thanks to the partial financing of preventive activities aimed at reduction of industrial injuries, in 2008 5 employees of OJSC Samaraenergo underwent rehabilitation in sanatoria for a total of RUB 95.9 thousand.

Based on 2008, OJSC Samaraenergo had 3 injured persons (minor injuries), and 60 lost workdays. There were no consequences of the said injuries; the injured employees continue to perform their work duties at the Company.

Section 13. Goals and Objectives of the Company for the next year. Meeting its Strategic Goals

13.1 Increasing energy sales efficiency

In order to improve its competiveness, reduce risks and minimize their possible implications, as well as to retain the positive development trend, OJSC Samaraenergo undertakes the following activities:

- Preservation and expansion of the existing subscriber base through the formation of a more flexible policy of interaction with electricity consumers; suggestion to consumers of more flexible power supply contract terms than those offered by competitor energy sales companies; provision of additional services to consumers in the area of consultations and advice in the choice of optimum rates from the approved rate menu; proposal of more comfortable payment terms for electric energy consumed;
- Optimization of the electricity purchase structure in unregulated sectors in order to minimize the rates to end consumers;
- Optimization of conditionally fixed costs for the purposes of the constant development of the Company's infrastructure and retaining of its human resources;
- Reduction of activity of consumers who effect attempts to enter NOREM by submitting to them objective estimates of the possible economic effect and losses that they may incur from independent operation in the electricity market, emphasizing the risks they would incur due to such entrance and the relevant organizational and technical problems. In the event that consumers make definite decisions to enter the market, it is proposed to offer them agency services to enter NOREM, the execution of all relevant documentation and agreements, and performance on their behalf of all regulatory procedures related to electricity purchasing;
- Reduction of the Company's losses from nonpayment of electricity sold, primarily due to activation of claims work, including the initiation of bankruptcy proceedings of debtor-consumers, restructuring of debts, as well as the disconnection of persistent non-payers;
- Improvement of the Company's management system in order to ensure dynamic reaction to any changes on the wholesale and retail electricity markets;
- Preservation and improvement of the Company's human resources potential.

13.2 Improvement of the Company's Corporate Governance.

In 2008 the Company continued to improve its corporate governance quality, its corporate culture and operational transparency.

An important event in terms of improvement of the Company's corporate governance was the approval by the Board of Directors of the Dividend Policy Provision of OJSC Samaraenergo. This Provision ensures mechanisms for the transparent determination of dividend size and dividend payout, as well as for notification of the Company's shareholders and other interested parties of the Company's dividend policy.

The Company's dividend policy is based on stringent compliance with shareholder rights as provided for by the current legislation, and is aimed at improving the Company's investment attractiveness, its capitalization and the maximum satisfaction of the rights and interests of its shareholders through the growth of its market share value and increase of its dividend payout.

In 2008 OJSC Samaraenergo performed a dividend payout based on the results of 2007 by transfer of cash assets to the dividend payout agents. The size of such cash assets for the dividend payout was RUB 49,465,631.

In its current activities the Board of Directors of the Company has approved a number of internal documents that regulate certain aspects of the Company's activities:

- Financial sector: a new revision of the Credit Policy Provision;
- Procurement sector: a new revision of the Provision on regulated purchase of goods and services for the needs of OJSC Samaraenergo;
- Social sector: the Program for Non-Governmental Pension Plan for employees of OJSC Samaraenergo in 2008, the Provision on charitable activities and sponsorship.

The above documents will enable the Company's shareholders, through the Board of Directors they elected, to control the Company's business activities. This helps improve the Company's corporate governance.

Within the framework of the Company's efforts to improve its transparency and investor attractiveness, it is planned to introduce a number of advanced standards in the Company's corporate governance in 2009 and to form a system of efficient interaction between the Company's shareholders and investors.

13.3 The Company's business reputation and PR support of the Company's priority activities

In the current market economy one of the key competitive advantages is the favorable image of an energy sales company. When shaping the image of an integral and reliable company and promoting such an image in the mass media and in the formation of current rates, in the need to pay in timely fashion for electrical energy consumed, and in explaining the possible consequences of nonpayment, the competitive advantages of OJSC Samaraenergo over other electricity suppliers, and the application of changes in the legislation, the Company will strive to make its consumers aware of the fairness and reasonableness of the Company's requirements. By upholding its positive image and being guided by principles of openness and truthfulness of information disclosed, the Company plans to fulfill the following tasks in 2009:

- Reduction of accounts receivable;
- Preservation of its guaranteed supply company status;
- Strengthening of business liaisons with its large consumers and partners;
- Increasing customer loyalty;
- Promotion of new services.

In 2009 the Company plans to continue its PR support of the Company's priority activities:

- ✓ In order to increase efficiency of its energy sales activities, to improve customer awareness and customer service quality, it is planned to develop and implement a PR campaign related to the opening of the Company's Customer Service Centers in Samara Region districts.
- ✓ In order to retain and expand the existing subscriber base the Company plans to develop a PR program aimed at popularizing the provision to consumers of additional services, by advising on the optimum tariff from the approved tariff menu, as well as by proposing more comfortable terms of payment for the electricity consumed.
- ✓ In order to reduce losses from nonpayment for electricity consumed and to reward bona fide customers the Company plans to continue to disseminate information about its debtors and reputable/responsible consumers.

Along with PR events aimed at the formation of the Company's positive image and competitive edge, in 2009 it is planned to launch the publication of a corporate newspaper. Publication and distribution of the corporate newspaper will strengthen business relations with the Company's consumers and improve their discipline with regard to the timely payment of electricity consumed. The subjects of the corporate paper, which was developed in accordance with the Provision on Information Policy of OJSC Samaraenergo, will account for the interests of the Company's shareholders, support the corporate spirit of its employees, and will act as an efficient tool for promoting the business of OJSC Samaraenergo.

Section 14. Reference Information for Shareholders.

Addresses, telephone numbers, contact information, bank details, and website of the Company, as well as brief information about the Auditor and the Registrar of the Company.

Open Joint Stock Electric Power and Electrification Company Samaraenergo is located at: 27 ul. Leningradskaya, Samara. Reception telephone number: (846) 279-66-00; Fax: (846) 310-91-83. Corporate sector telephone number: (846) 279-69-40.

Bank Details:	TIN 6315222985, KPP 997450001, Settlement Account Number 40702810600020000314 in CJSC AKB Gazbank, Samara, BIC 043601863, Corr. Account Number 30101810400000000863
The Company's website:	www.samaraenergo.ru

Auditor: CJSC NP Consult

Address: 14 per. Dukhovsky, Moscow 115191 Russia
Tel.: (495) 952-10-41; Fax: (495) 954-47-26
Email: npg@npg.ru
Auditor's License: License No. E004289 issued on May 15, 2003 by the Ministry of Finance of the Russian Federation, valid until 15 May 2013.

Registrar: OJSC Central Moscow Depositary

Legal Address: 3 per. Orlikov, Bldg. B, Moscow
Postal Address: 34 ul. Bolshaya Pochtovaya, Bldg. 8, Moscow 105082 Russia
Tel.: (495) 221-13–34; Fax: (495) 221-13-83,
Email: dr@mcd.ru
Registrar's License: License issued by the Federal Securities Commission for Maintenance of Register No. 10-000-1-00255 dated 13 September 2002, unlimited validity.

MINUTES №2009-1
of Annual General Meeting of Shareholders of Samaraenergo JSC on the results of 2008

The Company name and location:	**Samaraenergo Open Joint Stock Company of Power and Electrification (Leningradskaya st.27, Samara, Russia)**
Type of the general meeting:	**Annual**
Kind of the meeting:	**Meeting**
Date of the meeting:	**June 22, 2009**
Venue of the meeting:	**Conference Hall, Hotel "Azimuth", Frunze st.91, Samara, Russia**
Time for registration the persons having the right in participation:	**10.00 - 11.33**
The meeting was open:	**11.00**
The meeting was closed:	**11.50**
The vote count was started:	**11.35**
Post address to send the filled in voting bulletins on the items on the agenda:	**443099, Leningradskaya st. 27, Samara, Russia 105082, Bolshaya Pochtovaya st. 34, build. 8, Moscow, Russia; 443080, 4th proezd 57, lit. Б, Б1, of.508, Samara, Russia.**

Chairman of the Meeting – Member of Board of Directors of Samaraenergo JSC **Gromov Maxim Evgenievich**.
Secretary of the Meeting – Specialist of Corporate Sector of Samaraenergo **Spitsyna Olga Alexandrovna**.

Function of Tabulation Comission of the Meeting is exercized by the Company's Registrator – Central Moscow Depositary JSC (105078, Orlikov per. 3, buid.B, Moscov, Russia), authorised person of the Registrator is **Asmolova Marina Alexandrovna.**

Presidium of the Meeting:

Kirillov Jury Alexandrovich – Member of Board of Directors of Samaraenergo JSC;
Soyfer Maxim Viktorovich – General Director of Samaraenergo JSC
Zinchenko Sergey Nikolaevich – Head of Administration on State Regulation and Control in Power Industry in Samara Region

Agenda:

1) About approving the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2008 financial year.
2) About the election of the Company's Board of Directors.
3) About the election of the Company's Auditing Committee.
4) About approving the Company's Auditor.
5) About the Regulations for calling and holding the sessions of the Board of Directors (revised version).

Ms. Marina Alexandrovna Asmolova, the Chairlady of Tabulation Commission of the Meeting, was invited to say about the results of the Registration.

She reported about the quorum for the Meeting holding. After that the Chairman of the Meeting announced the Meeting Opening. The Chairman of the Meeting informed the participants about the main points of regulations for the Meeting. The Chairlady of Tabulation Commission explained the rules for voting and the votes counting.

The first item on the agenda: **About approving the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2008 financial year.**

Soyfer Maxim Viktorovich, General Director of Samaraenergo JSC was invited to make a report on the first item.

In his report Mr. Soyfer winded up the year 2008 for Samaraenergo JSC. Mr. Soyfer noticed that in the year 2008 the reform of the power industry complex of Russia had been finished as well as RAO UES of Russia had been liquidated.

Mr. Soyfer drew attention to the aggravation of competition among power selling companies in Samara Region and influence of global financial crisis on operational activity of Samaraenergo JSC in 2008.

In the report Mr. Soyfer analyzed the general supply index, which was 19 379.9 mln kWh that was 0.8% more than the volume, had been set by the business-plan, productive supply was 17 921.2 mln kWh that was 0.5% more than had been planned. Last year the Company got 71 065 thousand rubles net profit. Net assets volume index became 3 234 663 thousand rubles that outstrips size of the Charter Capital of the Company and is indicative for the stability and financial soundness of Samaraenergo JSC.

It was told about the investment activity of Samaraenergo in 2008. In his report Mr. Soyfer drew attention to the perspectives and plans for the future operational activity of the Company that includes organization of service centers for the customers in nine districts and three towns of Samara Region, maintaining and increasing of the subscriber base, as well as optimization of power purchasing structure at unregulated sectors in order to minimize sale price for the final consumers.

Esina Lyudmila Viacheslavovna, Chief Accountant of Samaraenergo JSC was invited to make a co-report.

In the report the main indices of the accounting balance-sheet were analyzed, the audit report was given. It is noticed that on December 31, 2008 balance-sheet total was 4 642 615 thousand rubles. In relation to the analogous index of 2007 year it has increased on 61 872 thousand rubles.

Special attention was given to the profit of power selling activity that was 28 115 369 thousand rubles, as well as total profit that was 959 980 thousand rubles. Net profit of the Company taking into account other income, expenses and tax liabilities on the result of 2008 was 71 065 thousand rubles.

The Board of Directors' recommendations on the income (loss) distribution and dividends payment on the results of 2008 were noticed.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people on this item on the agenda of the meeting participated in the General Meeting	*3 087 625 847*
Quorum on the item on the agenda	*87.2475%*

Voting results:	*Votes:*	*% of participants:*
«FOR »	*3 083 811 097*	*99.8765*
«AGAINST»	*3 571 728*	*0.1157*
«ABSTAINED»	*18 662*	*0.0006*
«DIDN'T VOTE»	*112 216*	*0.0036*

INVALID VOTES	*112 144*

DECISION ACCEPTED BY THE MEETING:

1. To approve the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2008 financial year.

2. To approve the following distribution of income (loss) of the Company on the results of 2008 financial year:

	(ths rub)
Undistributed profit (loss) of the accounting period:	**71 065**
Distribute on: Emergency Reserve Fund	**-**
Dividends	**3 654**
Accumulation fund	**61 700**
Payment the loss of the previous years	**5 711**

3. Pay the dividends on the privilege shares on the result of 2008 at the rate of 0.007 rub. per one privilege share in monetary form during 60 days since the day of approving the decision about the dividends payment.

4. Not to pay dividends on ordinary shares of the Company on the result of 2008.

The second item on the agenda: **About the election of the Company's Board of Directors.**

Spitsyna Olga Aleksandrovna, Head of the Corporate Sector of Samaraenergo JSC was invited to make the report.

In the report Ms. Spitsyna announced 10 candidates to the Board and the shareholders, which recommended them according to the law order. It was also noticed that according to the Regulations of the Company 10 persons taken most votes on the result of cumulative voting are elected as the members of the Board of Directors.

Bulletin #2 voting

	Votes at cumulative voting
Number of the votes of people for cumulative voting included to the list of voters having right for participation in the General Meeting	*35 389 285 320*
Number of the votes of people on this item on the agenda of the meeting participated in the General Meeting	*30 876 258 470*
Quorum on the item on the agenda	*87.2475%*

Votes distribution:

№	CANDIDATE NAME	Votes for cumulative voting	% of participants
1	**Aveticyan Vladimir Evgenievich**	**3 085 603 139**	**9.9934**
2	**Nikonov Vasily Vladislavovich**	**3 085 445 947**	**9.9929**
3	**Leonov Oleg Nikolayevich**	**3 084 863 527**	**9.9911**
4	**Brosaylo Pavel Andreyevich**	**3 083 952 008**	**9.9881**
5	**Kirillov Jury Aleksandrovich**	**3 083 162 020**	**9.9855**
6	**Zuyeva Olga Haimovna**	**3 083 081 988**	**9.9853**
7	**Gromov Maxim Evgenievich**	**3 082 874 096**	**9.9846**
8	**Rozentsvaig Alexander Shoilovich**	**3 082 778 385**	**9.9843**
9	**Zhirnov Grigory Vladislavovich**	**3 082 634 658**	**9.9838**
10	**Shashkov Sergey Anatolievich**	**3 082 593 859**	**9.9837**
AGAINST all		13 090	0.0000
ABSTAINED on all the candidates		16 000 120	0.0518
DIDN'T VOTE on all the candidates		19 753 843	0.0640

Invalid votes	*3 501 790*

DECISION ACCEPTED BY THE MEETING:

To elect the Board of Directors of: Aveticyan Vladimir Evgenievich, Nikonov Vasily Vladislavovich, Leonov Oleg Nikolayevich , Brosaylo Pavel Andreyevich, Kirillov Jury Aleksandrovich, Zuyeva Olga Haimovna, Gromov Maxim Evgenievich, Rozentsvaig Alexander Shoilovich, Zhirnov Grigory Vladislavovich, Shashkov Sergey Anatolievich.

The third item on the agenda: **About the election of the Company's Auditing Committee.**

Esina Lyudmila Viacheslavovna, Chief Accountant of Samaraenergo JSC reports on the item on the agenda.

Ms. Esina announced 5 candidates to the Membership of the Company's Auditing Committee, recommended by shareholders in the law order. According to the charter of the Company there was recommended to elect 5 persons to the Membership of the Auditing Committee.

Bulletin #3 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 905 222*
Number of the votes of people on this item on the agenda of the meeting participated in the General Meeting	*3 087 625 847*
Quorum on the item on the agenda	*87.2481%*

Votes distribution:

№	Candidate name:	For		AGAINST	ABSTAINED	INVALID	DIDN'T VOTE
		votes	%	votes	votes	votes	
1	**Vladimirov Igor Alexandrovich**	**3 086 985 786**	**99.9793**	**140 185**	**43 019**	**56 749**	**400 108**

2	Nazarova Natalia Evgenievna	3 086 938 403	99.9777	140 185	50 299	96 852	400 108
3	Kirillov Vladimir Alexandrovich	3 086 894 954	99.9763	184 754	43 719	102 312	400 108
4	Sidorov Sergey Albertovich	3 086 828 623	99.9742	251 085	43 719	102 312	400 108
5	Ruzinskaya Elena Gennadievna	3 086 812 943	99.9737	267 430	43 019	102 347	400 108

DECISION ACCEPTED BY THE MEETING:
To elect the Company's Auditing Committee of: Vladimirov Igor Alexandrovich, Nazarova Natalia Eugenievna, Kirillov Vladimir Alexandrovich, Sidorov Sergey Albertovich, Ruzinskaya Elena Gennadievna.

The fourth item on the agenda: **About approving the Company's Auditor.**

Esina Lyudmila Viacheslavovna, Chief Accountant of Samaraenergo JSC spoke on the item on the agenda.

Three companies were announced as candidates to be elected as the Company's Auditor: ENPI Consult JSC, Stroyaudit-Express JSC, Gazaudit JSC recommended by the Board of Directors in due order. In the report Ms. Esina said about professional activity of the auditing companies and voiced the licenses confirming the right in auditing activity.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people on this item on the agenda of the meeting participated in the General Meeting	*3 087 625 847*
Quorum on the item on the agenda	*87,2475%*

Votes distribution:

№	Candidate name:	For		AGAINST	ABSTAINED	INVALID	DIDN'T VOTE
		votes	%	votes	votes	votes	
1	**Gazaudit JSC**	**3 080 397 000**	**99.7659**	**1 996 578**	**16 538**	**5 103 470**	**112 216**
2	ENPI Consult JSC	2 185 612	0.0708	2 450 685 550	629 490 682	5 151 778	112 216
3	Stroyaudit-Express JSC	131 820	0.0043	2 452 636 637	629 554 494	5 190 680	112 216

DECISION ACCEPTED BY THE MEETING:
To approve Gazaudit JSC as the Company's Auditor.

The fifth item on the agenda: **About the Regulations for calling and holding the sessions of the Board of Directors (revised version).**

Spitsyna Olga Aleksandrovna, Head of the Corporate Sector of Samaraenergo JSC was invited to make the report.

In the report Ms. Spitsyna noticed that the project of the redrafted Regulations for calling and holding the sessions of the Board of Directors of Samaraenergo JSC had been introduced to the General Meeting of Shareholders for approval by the decision of the Board of Directors as of May 14, 2009 (Minutes #13|241). The adjustments to the project of the redrafted Regulations are to enhance efficiency of the Board of Directors' work, and concern to abridgement of time for sending the notifications to the members of the Board of Directors about the Meeting and adding the norm on signing the Minutes of the Board of Directors' Meeting not only by the Chairman but also by Deputy Chairman of the Board of Directors.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people on this item on the agenda of the meeting participated in the General Meeting	*3 087 625 847*
Quorum on the item on the agenda	*87.2475%*

Voting results:	*Votes:*	*% of participants:*
«FOR »	*3 085 550 027*	*99.9328*
«AGAINST»	*910*	*0.000*
«ABSTAINED»	*1 921 929*	*0.0622*
«DIDN'T VOTE»	*112 216*	*0.0036*

INVALID VOTES	*40 765*

DECISION ACCEPTED BY THE MEETING:
To approve the redrafted Regulations for calling and holding the sessions of the Board of Directors of Samaraenergo JSC.

After the discussion of the items on the agenda of the Annual General Shareholders Meeting of Samaraenergo JSC on the results of 2008 the Chairman announces the completion of the Meeting's participants registration. The Chairlady of the Tabulation Commission is invited to announce the final results of registration and given the time for the voting procedure on all the items on the agenda completing.

Then the results of the voting are announced by the Tabulation Commission and the Chairman of the Meeting announces the Meeting Closed.

Chairman of the Meeting **M.E. Gromov**

Secretary of the Meeting **O.A. Spitsyna**

Minutes made 25.06.2009

Прошито, пронумеровано
6 (шесть) лист ов
ОАО "Самараэнерго"
секретарь собрания

Открытое акционерное общество энергетики и электрификации "Самараэнерго"

САМАРАЭНЕРГО

годовой отчет 2008



Над изданием работали:
Корпоративный сектор ОАО «Самараэнерго»
Отдел по связям с общественностью ОАО «Самараэнерго»

Разработка концепции и координация проекта:
Ольга Перькова
Людмила Хиль

Сбор информационных материалов:
Ольга Спицина
Ирина Виноградова

Директор проекта:
Александр Андриянов

Тираж: 200 экз.
Самара 2009





В большинстве мировых культур Солнце является основным символом созидательной энергии. Так, восход солнца обычно воспринимается как рождение и ассоциируется со счастливыми, приятными событиями. Солнце в зените - источник тепла, мира и согласия - ассоциируется со стабильностью и процветанием. В современном мире некоторые представления о солнечном круге изменились, сегодня закат не означает наступление темноты, скорее, перерождение.

После захода солнца обеспечение света - задача энергетиков. На смену солнечной энергии приходит электрическая.

САМАРАЭНЕРГО


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Председатель Совета директоров ОАО «Самараэнерго» В.Е. Аветисян



Генеральный директор ОАО «Самараэнерго» М.В. Сойфер

Уважаемые акционеры!

В 2008 году в электроэнергетике России произошли радикальные изменения. В первой половине 2008 года РАО «ЕЭС России» продолжило выход из капитала энергосбытовых компаний. 24 апреля 2008 года акции ОАО «Самараэнерго» в размере 1 974 212 100 (один миллиард девятьсот семьдесят четыре миллиона двести двенадцать тысяч сто) штук, принадлежащие ОАО РАО «ЕЭС России», были проданы на открытом аукционе. Данный пакет составил 48,61% уставного капитала Открытого акционерного общества энергетики и электрификации «Самараэнерго». Таким образом, ОАО «Самараэнерго» перестало быть дочерним предприятием РАО «ЕЭС России».

1 июля 2008 года в условиях развития конкурентных отношений между новыми самостоятельными участниками рынка электроэнергии ОАО РАО «ЕЭС России» завершило корпоративные процедуры по реорганизации и прекратило свою деятельность в качестве юридического лица. Тем самым завершился один из важнейших этапов государственной реформы электроэнергетики, которая проходит в стране с 2003 года.

Среди значимых событий 2008 года следует отметить завершение деятельности ОАО «Средневолжская межрегиональная управляющая энергетическая компания» по управлению энергосбытовыми компаниями, в том числе ОАО «Самараэнерго». С 1 сентября 2008 года генеральный директор юридическое лицо (ОАО «СМУЭК») поменялся на физическое лицо. Генеральным директором ОАО «Самараэнерго» назначен Сойфер Максим Викторович.

Согласно Постановлению Правительства РФ №476 от 28.06.2008г. с 1-го июля 2008 года запущен рынок мощности, который определил новый порядок оплаты клиентами, осуществляющими расчеты за электроэнергию по двухставочным тарифам, мощности как по регулируемой, так и по нерегулируемой (свободной) цене.

В условиях завершающего этапа реформирования электроэнергетики России, либерализации рынка электроэнергии/мощности, растущей конкуренции, в 2008 году ОАО «Самараэнерго» заняло лидирующую позицию на рынке продаж электроэнергии Самарской области. Наряду с этим, исполняя договорные обязательства и обеспечивая надежность поставок электроэнергии, ОАО «Самараэнерго» подтвердило статус гарантирующего поставщика, выполнив все контрольные показатели финансового состояния гарантирующего поставщика. Анализируя деятельность общества за отчетной период необходимо отметить, что ОАО «Самараэнерго», несмотря на возникшие финансово-экономические трудности в стране и мире, добилось высоких результатов, сохранив многолетний авторитет бренда.

В 2008 году ОАО «Самараэнерго» выполнены следующие задачи:

• отпуск в сеть составил 19 379,9 млн.кВтч, что на 0,8% больше плановой величины, полезный отпуск составил 17 921,2 млн. кВтч, что на 0,5% больше плана;

• сохранено устойчивое финансовое положение;
• получена бухгалтерская чистая прибыль в размере 71 065 тыс.руб., чистая прибыль, обеспеченная денежным потоком - 554 111 тыс.руб., по плану эти показатели были равны и составляли 555 433,4 тыс. руб. Снижение показателя чистая прибыль на 484 368 тыс.руб. обусловлено причинами, не зависящими от деятельности компании. Прежде всего - это падение стоимости акций энергокомпаний, которые числятся на балансе ОАО «Самараэнерго», на общую сумму 716 999 тыс.руб.;
• рентабельность собственного капитала, обеспеченная денежным потоком, составила 17,25%, что на 11,21 процентных пункта больше запланированной величины;
• осуществлена эффективная работа энергокомпании как на розничном, так и на оптовом рынках электроэнергии;
• обеспечена надежность поставок электроэнергии на территории Самарской области.

В истекшем году для улучшения качества обслуживания клиентов, учитывая многочисленные просьбы граждан - потребителей электрической энергии, была организована работа по созданию двух дополнительных участков в Самарском отделении, что в дальнейшем позволит оптимизировать работу с населением по расчетам за электроэнергию и установке и ремонту электросчетчиков. Кроме того, в 2008 году с целью расширения предоставляемых услуг Общество организовало работу по продаже, настройке и установке двухтарифных приборов учета электрической энергии.

Подводя итоги работы в 2008 году, следует положительно оценить результаты инвестиционной деятельности Общества. В отчетном периоде на инвестиционную деятельность ОАО «Самараэнерго» было направлено 31 001 тыс. руб., в том числе на построение частной корпоративной сети – 14 215 тыс. руб., что позволило повысить эффективность энергосбытовой деятельности ОАО «Самараэнерго» на розничном рынке электроэнергии.

В области информационных технологий реализованы проекты по созданию единой телекоммуникационной системы компании - частной корпоративной сети, построены волоконно-оптические каналы связи, введено в эксплуатацию современное серверное и коммуникационное оборудование.

Реализация проектов позволит в дальнейшем в минимально короткие сроки обрабатывать большие объемы информации, обеспечит информационное взаимодействие между подразделениями компании, позволит оперативно отслеживать ход финансовых, социально-экономических процессов учета и управления ресурсами, снизить издержки за счет своевременного принятия управленческих решений.

Безусловно, весомый вклад в деятельность Общества в 2008 году внес Совет директоров ОАО «Самараэнерго», который, являясь проводником интересов акционеров, оказывает влияние на эффективность управления и конечные результаты работы компании.

В отчетном году Совет директоров провел 19 заседаний по всему спектру вопросов деятельности компании. В своей текущей деятельности в 2008 году Совет директоров утвердил ряд внутренних документов, регламентирующих отдельные сферы деятельности ОАО «Самараэнерго»:
• в корпоративной сфере – Положение о дивидендной политике;
• в финансовой сфере – новая редакция Положения о кредитной политике;
• в сфере закупок - новая редакция Положения о порядке проведения регламентированных закупок товаров, работ, услуг для нужд ОАО «Самараэнерго»;
• в социальной сфере – Программа негосударственного пенсионного обеспечения работников ОАО «Самараэнерго» на 2008 год, Положение о благотворительной и спонсорской деятельности.

Действие указанных документов позволяет акционерам через избранный ими Совет директоров осуществлять контроль за производственно-хозяйственной деятельностью Общества, что способствует дальнейшему совершенствованию корпоративного управления Общества.

По рекомендации Совета директоров годовым общим собранием акционеров 28.04.2008 года принято решение о выплате дивидендов по итогам 2007 года по привилегированным акциям. Размер денежных средств, направляемых на выплату дивидендов, составил 49 465 631 рублей.

Необходимо отметить и эффективную работу менеджмента Общества, обеспечившую своевременное и качественное выполнение решений Совета директоров и Общего собрания акционеров.

Оценивая результаты деятельности ОАО «Самараэнерго» в 2008 году, можно с уверенностью сказать, что наличие скоординированной политики Совета директоров и руководства компании позволило завершить 2008 год с прибылью и решить основные задачи. Стоит отметить стабильную и успешную работу Общества в отчетном периоде, что еще раз подтверждает соблюдение интересов потребителей и акционеров ОАО «Самараэнерго».

В 2009 году Общество в своей деятельности будет нацелено на максимальное повышение эффективности управления реализацией электроэнергии, сохранение репутации надежной и стабильно работающей компании, для чего планирует решить ряд ключевых задач, таких как:
• сохранение и расширение существующей абонентской базы за счет формирования более гибкой политики взаимоотношений с потребителями электроэнергии;
• оптимизация структуры закупок электроэнергии на ОРЭ с целью минимизации отпускных тарифов конечным потребителям;
• оптимизация условно-постоянных затрат и прочих расходов в целях постоянного развития материально-технической базы и сохранения кадрового потенциала компании;
• совершенствование системы управления компанией для обеспечения динамичного реагирования на изменения на оптовом и розничном рынке электроэнергии;
• формирование эффективной системы корпоративного управления, призванной обеспечить защиту прав и законных интересов акционеров и инвесторов.

Стратегической целью ОАО «Самараэнерго», в условиях дальнейшей либерализации рынка электроэнергии, является повышение конкурентоспособности на региональном рынке электроэнергии при сохранении устойчивого финансового состояния, увеличение операционной эффективности функционирования энергосбытовой компании, выражающейся в максимизации размера чистой прибыли, обеспечении ликвидности компании, достаточной для направления полученной чистой прибыли на выплату дивидендов, без обременения компании дополнительной кредитной нагрузкой.

Успешное решение этих задач при выборе стратегии, нацеленной на долгосрочную перспективу, обеспечит дальнейшее развитие ОАО «Самараэнерго» в интересах потребителей, акционеров, инвесторов и повысит конкурентоспособность на оптовом и розничном рынках электрической энергии.

Председатель Совета директоров
ОАО «Самараэнерго»
В.Е. Аветисян

Генеральный директор
ОАО «Самараэнерго»
М.В. Сойфер



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Восходит Солнце - огненный тюльпан,
И ветер мне протягивает руку,
И бьет прибоем пенный океан.

(Назрул Ислам)

Общие сведения, положение Общества в отрасли.

2.1. Географическое положение.

Самарская область расположена на юго-востоке Восточно-Европейской (Русской) равнины в среднем течении крупнейшей в Европе реки Волги. Область занимает площадь 53,6 тыс.кв.км, или 0,31% территории России, входит в состав Приволжского федерального округа и расположена в его южной части.

Административно Самарская область состоит из 11 городов, в том числе 10 городов областного значения и 1 города районного подчинения, 22 поселков городского типа, 27 сельских районов, 324 сельских администраций, 1 333 сельских населенных пунктов. Областной центр - г. Самара, в котором проживает 36% всего населения области. В Самарской области проживает 3 305,3 тыс. человек постоянного населения. Более 67% населения области сосредоточено в четырех крупных городах области: Самаре, Тольятти, Сызрани и Новокуйбышевске, среди которых Самара имеет наибольшую численность населения (1 189,5 тыс.человек).

Самарская область - одна из самых развитых в промышленном отношении административных единиц Поволжского экономического региона и России в целом. По абсолютному объему промышленной продукции область занимает 3-4 место среди субъектов Федерации.

Наибольшее развитие получили такие отрасли промышленности, как машиностроение и металлообработка, электроэнергетическая, химическая и нефтехимическая, топливная. Машиностроение представлено почти полным набором основных отраслей, среди которых ведущая роль принадлежит автомобильной промышленности. 80% российских легковых автомобилей производится в Самарской области. Большой удельный вес (9,2%) в производстве продукции области занимает химическая промышленность, представленная крупнейшими предприятиями по производству аммиака (26,4% от общего производства в России), минеральных удобрений (4,9%), средств защиты растений. Предприятия нефтехимической промышленности являются крупными поставщиками синтетического каучука (14,5%) и изделий из пластмасс. Топливная промышленность в общем объеме производства промышленной продукции области занимает четвертое место. Она представлена нефтедобывающей и нефтеперерабатывающей отраслями. Предприятиями этих отраслей добывается 2,8% российской нефти, производится 12,3% бензина, 13,1% дизельного топлива, 12,1% топочного мазута. Важным элементом транспортной инфраструктуры области является трубопроводный транспорт. По территории Самарской области проходит 40 тыс. километров газопроводов и нефтепроводов, а также часть крупнейшего аммиакопровода Тольятти-Горловка-Одесса.

Развитый промышленный комплекс Самарской области включает в себя около 400 крупных и средних предприятий (с общей численностью работающих более 390 тыс.человек) и более 4-х тысяч малых предприятий, в большинстве являющихся потребителями ОАО «Самараэнерго».

ОАО «Самараэнерго» - крупнейшая энергосбытовая компания Среднего Поволжья, которая обеспечивает энергоснабжение около 89,86% общего электропотребления региона.

Крупнейшие потребители ОАО «Самараэнерго» - это предприятия химической, нефтехимической, нефтеперерабатывающей, металлургической и машиностроительной промышленности, железнодорожного и трубопроводного транспорта, нефтедобычи и производства строительных материалов.

2.2. Краткая история Общества.

Открытое акционерное общество энергетики и электрификации «Самараэнерго» было создано в 1993 году в соответствии с планом приватизации ПОЭЭ «Самараэнерго» без ограничения срока деятельности, являясь правопреемником Производственного объединения энергетики и электрификации «Самараэнерго». Целью создания акционерного общества, как и других приватизированных предприятий, было повышение эффективности экономической системы государства и переход от плановой экономики к рыночным отношениям. ОАО «Самараэнерго» осуществляло стабильное энергоснабжение 99% потребителей электроэнергии Самарской области и обеспечивало теплоснабжение и горячее водоснабжение промышленных и коммунальных предприятий в крупнейших городах Самарской области. В состав общества входило 8 электростанций, 5 предприятий электрических сетей, 2 предприятия тепловых сетей. Протяженность тепловых сетей ОАО «Самараэнерго» по трассе составляла 474 км.

ОАО «Самараэнерго» стало одной из первых энергосистем в стране, кардинально усовершенствовавших структуру управления. 16 февраля 2001 года функции генерального директора общества были переданы открытому акционерному обществу «Средневолжская межрегиональная управляющая энергетическая компания». Положительный опыт, существенно повлиявший на рост производственно-экономических показателей ОАО «Самараэнерго», активно распространялся и в других энергосистемах.

На основании решения Совета директоров ОАО РАО «ЕЭС России» от 03.09.2004 года были осуществлены мероприятия по реформированию открытого акционерного общества энергетики и электрификации «Самараэнерго». В 2005 году в ОАО «Самараэнерго» совместно с ОАО «Саратовэнерго» и

ОАО «Ульяновскэнерго» выступило учредителем межрегиональных производственных компаний, а именно:

- Открытого акционерного общества «Волжская территориальная генерирующая компания» с внесением в уставный капитал электрогенерирующих и теплосетевых активов ОАО «Самараэнерго»;
- Открытого акционерного общества «Волжская межрегиональная распределительная компания» с внесением в уставный капитал электрораспределительных активов ОАО «Самараэнерго», не относящихся к Единой национальной (общероссийской) электрической сети (ЕНЭС).

30 сентября 2005 года было проведено внеочередное общее собрание акционеров ОАО «Самараэнерго», которое приняло решение о реорганизации Общества путем выделения:

- ОАО «Самарская Территориальная Генерирующая Компания» с передачей на его баланс акций ОАО «Волжская ТГК»;
- ОАО «Самарская Распределительная Компания» с передачей на его баланс акций ОАО «Волжская МРК»;
- ОАО «Самарская Магистральная Компания», с передачей на его баланс имущества магистральных сетей ОАО «Самараэнерго».

1 апреля 2006 года была осуществлена государственная регистрация выделенных компаний. После выделения на балансе ОАО «Самараэнерго» остались энергосбытовые активы и, начиная с 01.04.2006, основным видом деятельности ОАО «Самараэнерго» становится сбыт электрической энергии.

В настоящее время ОАО «Самараэнерго» - крупнейшая энергосбытовая компания Среднего Поволжья. В соответствии с приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области №3 от 09.02.2007 г. и №9 от 02.04.2007 г. на территории Самарской области утверждены границы зон деятельности ОАО «Самараэнерго» как гарантирующего поставщика.

1 сентября 2008 года ОАО «Средневолжская межрегиональная управляющая энергетическая компания» перестало осуществлять функции единоличного исполнительного органа ОАО «Самараэнерго» в связи с окончанием срока действия договора.

Миссия ОАО «Самараэнерго» заключается в обеспечении надежности поставок электроэнергии на территории Самарской области для социального и экономического развития региона.

2.3. Организационная структура Общества.

Руководство текущей деятельностью ОАО «Самараэнерго» осуществляется единоличным исполнительным органом – Генеральным директором. Генеральный директор Общества подотчетен Общему собранию акционеров и Совету директоров Общества.

До 1 сентября 2008 года функции единоличного исполнительного органа ОАО «Самараэнерго» осуществляла управляющая компания - ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»).

В связи с окончанием срока действия договора №1/01012004 от 01.01.2004 года о порядке осуществления полномочий исполнительного органа ОАО «Самараэнерго» с 1 сентября 2008 года Генеральным директором компании был избран Сойфер Максим Викторович.


Общее собрание акционеров
Совет директоров
Генеральный директор

Исполнительный аппарат Общества представляет собой двухуровневую модель: верхний уровень управления представлен Генеральным директором и заместителями генерального директора по функциональным направлениям, каждый из которых имеет в своем подчинении службы, отделы и отделения ОАО «Самараэнерго».

В состав ОАО «Самараэнерго» входят 18 отделений, расположенных в разных городах и населенных пунктах Самарской области, не являющихся юридическими лицами и действующих на основании утвержденного Положения. Для улучшения условий обслуживания потребителей отдаленных районов в четырех отделениях организованы производственные участки, входящие в состав отделений: в Отрадненском - Сергиевский производственный участок, в Большеглушицком - Большечерниговский производственный участок, в Челно-Вершинском – Шенталинский производственный участок, в Красноярском – Кошкинский производственный участок.

В зону действия ОАО «Самараэнерго» как гарантирующего поставщика входят все города и административные районы Самарской области (10 городов, 27 районов).

С потребителями электрической энергии заключены договоры энергоснабжения, где определены основные права и обязанности сторон в соответствии с действующим законодательством в области электроэнергетики. Расчеты за потребленную электроэнергию и мощность с юридическими лицами производятся в сроки, определенные условиями договоров, путем выставления платежных документов в банки. Для удобства обслуживания потребителей-граждан организован прием платежей не только через отделения сбербанка, узлы связи, но и приходными кассами в отделениях ОАО «Самараэнерго».

2.4. Приоритетные направления деятельности Общества. Основные показатели, включая численность работников в динамике за три года.

Основной целью деятельности ОАО «Самараэнерго» является получение прибыли. В соответствии с этой целью Общество осуществляет свою деятельность по следующим приоритетным направлениям:

- покупка электрической энергии на оптовом и розничных рынках электрической энергии (мощности);
- реализация (продажа) электрической энергии на оптовом и розничных рынках электрической энергии (мощности) потребителям (в том числе гражданам);
- выполнение функций гарантирующего поставщика электрической энергии;
- оказание услуг юридическим и физическим лицам по оформлению документов, необходимых для заключения договоров энергоснабжения и купли-продажи электрической энергии;

Объем выручки от продажи продукции (тыс. руб., без НДС).

Показатели	2008 год
Выручка (нетто) всего от продажи товаров, продукции, работ, услуг, (за минусом налога на добавленную стоимость акцизов и аналогичных обязательных платежей) в т.ч.:	28 115 369
выручка от реализации электроэнергии	28 108 655
выручка от продажи прочих товаров, продукции, работ, услуг промышленного характера	4696
выручка от продажи прочих товаров, продукции, работ, услуг непромышленного характера	2018

Объемы потребления основной продукции Общества (электроэнергии) зависят от сезона года. В связи с этим показатели "зимних" кварталов года традиционно выше аналогичных показателей по "летним" кварталам на 15-17%.

Среднесписочная численность работников ОАО «Самараэнерго» по категориям с 2006-2008 гг.

Категория	Наименование показателя	Ед. изм.	2006 год	2007 год	2008 год
Руководители	Средне-списочная численность	чел.	116	131	132
Специалисты и технические исполнители	Средне-списочная численность	чел.	424	414	408
Рабочие	Средне-списочная численность	чел.	410	407	404

Динамика среднесписочной численности работников по категориям с 2006 по 2008 гг.


500
400
300
200
100
0
116
424
410
131
414
407
132
408
404
2006
2007
2008

2.5. Конкурентное окружение Общества и факторы риска.

ОАО «Самараэнерго» самая крупная энергосбытовая компания в Самарском регионе, имеющая статус гарантирующего поставщика, что положительно отражается на конкурентоспособности Общества.

На территории Самарской области, где осуществляется деятельность ОАО «Самараэнерго», существуют два условных вида конкурентов:

1. Энергоснабжающие организации такие как: ООО «ТольяттиЭнергоСбыт», МУП "Производственное объединение коммунального хозяйства" г.Тольятти, ОАО "Тольяттинская энергосбытовая компания", ЗАО "Кинельэнерго", которые, являясь оптовыми потребителями- перепродавцами, весь объем потребляемой электроэнергии приобретают у ОАО «Самараэнерго». Необходимо отметить, что данные предприятия также имеют статус гарантирующего поставщика.

2. Энергосбытовые и энергоснабжающие организации, такие как: ЗАО «Самарские городские электрические сети» (имеет статус гарантирующего поставщика), ЗАО «Балтика-Самара» и ООО «Дизаж М», которые самостоятельно приобретают электроэнергию на НОРЭМ (Новый оптовый рынок электроэнергии и мощности).

В качестве факторов риска, влияющих на изменение показателей эффективности энергосбытовой компании, наиболее существенны следующие:

• работа на нерегулируемых секторах НОРЭМ, а именно, незапланированный рост покупки электроэнергии на Балансирующем Рынке и мощности по цене конкурентного отбора мощности (выше нормативных значений, учитываемых при трансляции);
• изменение объема и структуры отпуска в сеть (рост удельного веса потребления абонентами с низкими тарифами);
• изменение доли покупки на ОРЭМ и продажи на розничном рынке электроэнергии (мощности) по регулируемой цене;
• изменение цены на покупку электроэнергии/мощности на нерегулируемых секторах;
• ухудшение платежной дисциплины со стороны потребителей компании и появление неплатежеспособных потребителей;
• наличие конкурирующих энергосбытовых компаний;
• ухудшающиеся условия кредитования банками;
• падение стоимости акций энергокомпаний, которые числятся на балансе ОАО «Самараэнерго»;
• недостаточный уровень технического оснащения и программного обеспечения;
• кадровый ресурс общества.

2.6. Отчет Совета директоров Общества о результатах развития Общества по приоритетным направлениям его деятельности.

Наличие скоординированной политики Совета директоров и руководства ОАО «Самараэнерго» позволило завершить 2008 год с прибылью и выполнить основные задачи по приоритетным направлениям деятельности Общества:

• отпуск в сеть составил 19 379,9 млн.кВтч, что на 0,8% больше плановой величины, полезный отпуск составил 17 921,2 млн. кВтч, что на 0,5% больше плана;
• получена бухгалтерская чистая прибыль в размере 71 065 тыс.руб., чистая прибыль, обеспеченная денежным потоком - 554 111 тыс.руб.;
• рентабельность собственного капитала, обеспеченная денежным потоком, составила 17,25%, что на 11,21 процентных пункта больше запланированной величины;
• осуществлена эффективная работа энергокомпании как на розничном, так и на оптовом рынках электроэнергии;
• обеспечена надежность поставок электроэнергии на территории Самарской области.

В 2008 году состоялось 19 заседаний Совета директоров ОАО «Самараэнерго», на которых был затронут широкий спектр вопросов. В отчетном году Советом директоров было одобрено 25 сделок, в совершении которых имеется заинтересованность, на общую сумму 494,9 тыс. руб. В своей текущей деятельности в 2008 году Совет директоров так же утвердил ряд внутренних документов, определяющих основные принципы деятельности Общества не только в корпоративной, но и в производственной и социальной сфере.



3

Лишь Солнце ведает то, что мы хотим знать, оно одно владеет секретом. Вот она, чаша с энергией, пламенем, импульсами, - назовите, как хотите, - которая даст ток нашим городам ...и поможет нам усвоить знание о нашей вселенной.

(Рэй Брэдбери «Золотые яблоки Солнца»)

Корпоративное управление.

3.1. Принципы. Документы.

ОАО «Самараэнерго» уделяет большое значение формированию эффективной системы корпоративного управления, призванной обеспечить защиту прав и законных интересов акционеров, повысить экономическую эффективность производственной деятельности и, следовательно, усилить конкурентоспособность Общества. В своей деятельности Общество основывается на исполнении требований Российского законодательства и прочих норм, в частности, документов ФСФР России. Компания ОАО «Самараэнерго» динамично развивается, стремится быть социально ответственной, открытой для общества и прозрачной для бизнеса. Обществом соблюдается принцип информационной открытости посредством регулярного освещения в СМИ и в специальных изданиях основных событий и проблем энергосистемы, размещения в ленте новостей информационных агентств сообщений о наиболее важных фактах, а также публикации на собственном Web-сайте основных документов и материалов.

Внутреннего документа, устанавливающего правила корпоративного поведения эмитента, ОАО «Самараэнерго» не имеет. Однако Общество соблюдает основные принципы корпоративного поведения, зафиксированные в Кодексе корпоративного поведения, рекомендованном ФКЦБ России.

Всем акционерам Общества независимо от их доли обеспечены условия управления Обществом через участие в общих собраниях. Акционерам Общества регулярно выплачиваются дивиденды, а также обеспечен доступ к полной и достоверной информации об Обществе.

Совет директоров избирается акционерами на альтернативной основе при помощи кумулятивного голосования и осуществляет стратегическое управление деятельностью Общества. При этом постоянно расширяется область компетенции Совета директоров в вопросах управления Обществом.

Руководство текущей деятельностью Общества осуществляется единоличным исполнительным органом - Генеральным директором. Генеральный директор подотчетен Общему собранию акционеров и Совету директоров Общества.

Аудитор Общества избирается общим собранием акционеров из числа кандидатур, предложенных акционерами Общества. Деятельность Ревизионной комиссии и внешнего аудитора обеспечивает контроль за финансово-хозяйственной деятельностью Общества.

В течение отчетного года изменения и дополнения в основной документ Общества – Устав не вносились. Наряду с Уставом в ОАО «Самараэнерго» действуют следующие внутренние документы, принятые общими собраниями акционеров и Советом директоров:

- Положение о порядке подготовки и проведения общего собрания акционеров ОАО «Самараэнерго»;
- Положение о ревизионной комиссии ОАО «Самараэнерго»;
- Положение о порядке созыва и проведения заседаний Совета директоров;
- Положение о выплате членам Совета директоров ОАО «Самараэнерго» вознаграждений и компенсаций;
- Положение о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций;
- Положение об информационной политике ОАО «Самараэнерго».

В 2008 году было принято Положение о дивидендной политике ОАО «Самараэнерго», которое утверждено в целях обеспечения прозрачности механизма определения размера дивидендов и их выплат, а также информирования акционеров и иных заинтересованных лиц о дивидендной политике Общества.

Основной принцип компании – это стремление сохранять баланс интересов между акционерами и Обществом, быть привлекательной для инвестиций, высокопрофессиональной и современной компанией.

3.2. Информация о членах органов управления и контроля Общества

3.2.1. Совет Директоров

В соответствии с Уставом Общества в состав Совета директоров входит 10 членов Совета директоров.
Действующий состав Совета директоров избран 28.04.2008 годовым общим собранием акционеров по итогам 2007 года.

Аветисян Владимир Евгеньевич – Председатель Совета директоров. Входил в состав Совета директоров ОАО «Самараэнерго» с 1999 по 2004 год. Год рождения – 1958, возраст – 51 год, гражданство – Россия, образование - высшее экономическое, кандидат экономических наук. За период с 2001 по 2004 год являлся генеральным директором ОАО «СМУЭК». В настоящее время входит в состав исполнительных органов и совета директоров следующих компаний: Председатель Правления ОАО «Объединенные автомобильные технологии», член Совета директоров ЗАО АКБ «Газбанк», ОАО «Волжская ТГК». Доля в уставном капитале общества - 0,003%.

Бойко Наталья Григорьевна – член Совета директоров с 2005 года. Год рождения - 1965, возраст – 44 года, гражданство – Россия, образование - высшее техническое и экономическое, Советник генерального директора ОАО «Всероссийский научно-исследовательский институт по эксплуатации атомных электростанций» (ОАО «ВНИИАЭС»). Входит в состав исполнительных органов и совета директоров следующих компаний: член Совета директоров ОАО «Хибинская тепловая компания». Доли в уставном капитале Общества не имеет.

Громов Максим Евгеньевич - член Совета директоров общества с 2008 года. Год рождения - 1975, возраст - 34 года, гражданство – Россия, образование – высшее техническое, Генеральный директор ООО «Энергия развития, аудит». Доли в уставном капитале общества не имеет.

Кириллов Юрий Александрович - член совета директоров с 2008 года. Год рождения - 1978, возраст - 31 год, гражданство – Россия, образование - высшее экономическое, Директор по экономике и финансам ЗАО «Средневолжская сетевая компания». Входит в состав исполнительных органов и совета директоров следующих компаний: член совета директоров ОАО «Саратовэнерго», ОАО «Ульяновскэнерго». Доли в уставном капитале общества не имеет.

Куликов Дмитрий Германович - член Совета директоров с 2008 года. Год рождения - 1969, возраст – 40 лет, гражданство – Россия, образование – высшее, Начальник управления оперативного управления сбытовой деятельности ООО «КЭС-Трейдинг». Входит в состав исполнительных органов и совета директоров следующих компаний: член Совета директоров ОАО «Владимирская энергосбытовая компания», ОАО «Ивановская энергосбытовая компания», ОАО «Кировэнергосбыт», ОАО «Коми энергосбытовая компания», ОАО «Удмуртская энергосбытовая компания», ОАО «Энергосбыт Ростовэнерго», ОАО «Пермская энергосбытовая компания», ОАО «Свердловэнерго», ОАО «Ульяновскэнерго». Доли в уставном капитале Общества не имеет.

Леонов Олег Николаевич - член совета директоров с 2008 года. Год рождения - 1972, возраст – 37 лет, гражданство – Россия, образование высшее экономическое, Директор ЗАО «Средневолжское энергосбытовое предприятие». Входит в состав исполнительных органов и совета директоров следующих компаний: член совета директоров ОАО «Ульяновскэнерго». Доли в уставном капитале Общества не имеет.

Муромцева Татьяна Анатольевна - член Совета директоров общества с 2008 года. Год рождения - 1979, возраст – 30 лет, гражданство – Россия, образование - высшее, Заместитель генерального директора по экономике и финансам ООО «Энергострим». Доли в уставном капитале Общества не имеет.

Никонов Василий Владиславович – член Совета директоров с 2004 года. Год рождения - 1972, возраст – 37 лет, гражданство – Россия, образование - высшее техническое и экономическое, Генеральный директор ОАО «СМУЭК», Первый заместитель Председателя Правления, Директор по операционному управлению ОАО «Объединенные автомобильные технологии». Входит в состав исполнительных органов и совета директоров следующих компаний: Председатель Совета директоров ОАО «Оренбургская теплогенерирующая компания», член совета директоров ОАО «ИЦЭ Поволжья», ОАО «Оренбургэнергосбыт», ОАО «Волжская ТГК». Доля в уставном капитале общества: 0,0006%.

Пестов Андрей Адольфович - член Совета директоров общества с 2008 года. Год рождения - 1970, возраст – 39 лет, образование - высшее техническое, Генеральный директор ООО «ГАЗЭКС-Менеджмент», ООО «Газраспредсеть». Входит в состав исполнительных органов и совета директоров следующих компаний: член Совета директоров ЗАО «ГАЗЭКС», ОАО «Челябинскгоргаз», ОАО «Сибирьгазсервис», ОАО «Иркутскоблгаз», ОАО «Курганоблгаз». Доли в уставном капитале Общества не имеет.

Розенцвайг Александр Шойлович - член Совета директоров общества с 2008 года. Год рождения - 1962, возраст - 47 лет, гражданство – Россия, образование высшее, Заместитель Председателя Правления, Директор по маркетингу и продажам ОАО «Объединенные автомобильные технологии». Входит в состав исполнительных органов и совета директоров следующих компаний: член Совета директоров ОАО «Тюменская энергосбытовая компания», ОАО «Ульяновскэнерго». Доли в уставном капитале Общества не имеет.

До годового общего собрания по итогам 2007 года в состав Совета директоров из числа действующих в настоящее время членов Совета директоров не входили Аветисян В.Е., Громов М.Е., Кириллов Ю.А., Куликов Д.Г., Леонов О.Н., Муромцева Т.А., Пестов А.А., Розенцвайг А.Ш., но входили Ремезенцев Б.Ф., Улановская Е.Н., Матюнина Л.Р., Ример Ю.М., Свиридов И.В., Сотников В.В., Шашков А.В., Щеглов М.Г.

В соответствии с действующим в обществе «Положением о выплате членам Совета директоров вознаграждений и компенсаций ОАО «Самараэнерго» вознаграждение устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Размер вознаграждения разграничен в зависимости от участия члена Совета директоров в заседании, проводимом в заочной форме и в форме совместного присутствия. Кроме того, предусматривается дополнительное вознаграждение за показатель чистой прибыли, а так же в случае увеличения размера рыночной капитализации Общества.
Всего в течение 2008 года членам Совета директоров было выплачено вознаграждений на сумму 14 173 000 рублей.
Сделки между членами Совета директоров и Обществом в 2008 году не совершались, иски к членам Совета директоров не предъявлялись.

3.2.2. Ревизионная комиссия

В соответствии с Уставом Общества в Ревизионную комиссию входит 5 человек. Действующий в настоящее время состав Ревизионной комиссии избран 28.04.2008 годовым общим собранием акционеров по итогам 2007 года.

Белов Алексей Васильевич – старший проектный менеджер группы по организации деятельности инфраструктурных организаций оптового рынка электроэнергии и мощности Проектного центра по завершению реорганизации ОАО РАО «ЕЭС России» ОАО «Холдинг МРСК», год рождения - 1971, возраст – 38 лет, образование - высшее. Доли в уставном капитале общества не имеет.

Долгопол Ольга Семеновна – ведущий эксперт отдела методологического обеспечения проверок Департамента внутреннего аудита Корпоративного центра ОАО РАО «ЕЭС России». Год рождения - 1953, возраст – 56 лет, образование – высшее техническое и экономическое. Доли в уставном капитале общества не имеет.

Жирнов Григорий Владиславович – начальник финансово-экономического управления ООО «Энергия развития, аудит», год рождения - 1973, возраст - 36 лет, образование - высшее. Доли в уставном капитале общества не имеет.

Никитин Виталий Александрович – ведущий эксперт отдела корпоративных информационных сервисов Департамента корпоративного управления и взаимодействия с акционерами КЦ ОАО РАО «ЕЭС России». Год рождения - 1981, возраст – 28 лет, образование - высшее. Доли в уставном капитале общества не имеет.

Смирнова Елена Евгеньевна - Начальник отдела Департамента экономического планирования и финансового контроля Бизнес-единицы № 2 ОАО РАО «ЕЭС России», год рождения – 1976, возраст -33 года, образование - высшее экономическое. Доли в уставном капитале общества не имеет.

До годового общего собрания по итогам 2007 года в состав Ревизионной комиссии из числа действующих в настоящее время членов Ревизионной комиссии не входили Белов А.В., Долгопол О.С., Никитин В.А., но входили Башканков А.П., Шабанова Н.В., Рохлина О.В.

В соответствии с действующим в Обществе «Положением о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций» размер вознаграждения устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Всего в течение 2008 года членам ревизионной комиссии было выплачено вознаграждений на сумму 266 837 рублей.

Сделки между членами Ревизионной комиссии и Обществом в 2008 году не совершались, иски к членам Ревизионной комиссии не предъявлялись.

3.2.3. Генеральный директор

До 1 сентября 2008 года функции единоличного исполнительного органа ОАО «Самараэнерго» осуществляла управляющая компания - ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»).

В связи с окончанием срока действия договора №1/01012004 от 01.01.2004 года о порядке осуществления полномочий исполнительного органа ОАО «Самараэнерго» с 1 сентября 2008 года Генеральным директором компании был избран Сойфер Максим Викторович.

Сойфер Максим Викторович, год рождения - 1969, возраст – 39 лет, образование высшее техническое, MBA (университет Брэдли, США). С сентября 2005 года по 31.08.2008 занимал должность Управляющего ОАО «Самараэнерго». С 01.09.2008 назначен Генеральным директором Общества. Доли в уставном капитале Общества не имеет.

В соответствии с действовавшим в обществе Договором №1/01012004-СМР от 01.01.2004 г. о порядке осуществления полномочий исполнительного органа ОАО «Самараэнерго» в течение 2008 года было выплачено 19 970 250,74 рублей в виде вознаграждения ОАО «СМУЭК» за эффективность управления и компенсации затрат по выполнению функций единоличного исполнительного органа за 2008 год.

ОАО «Самараэнерго» не имеет коллегиального исполнительного органа согласно Уставу.

3.3. Дочерние и зависимые общества.

ОАО «Самараэнерго» имеет два зависимых общества.

Наименование зависимого общества	**Основные виды деятельности**	**Суммы вложений, тыс. руб.**	**Доля в УК,%, по состоянию на 31.12.2008 г.**
ООО ЧОП «Энерго-защита»	Охранная деятельность	50	50
ОАО «Турбо-энергосервис»	Разработка и сбыт тепловых электростанций на основе газотурбинных двигателей	40	40

Общество владеет обыкновенными акциями ОАО «Турбоэнергосервис» и долей в уставном капитале ООО «ЧОП Энергозащита». Доля в уставных капиталах зависимых обществ не изменялась.

3.4. Информация о существенных фактах (в соответствии с классификацией ФСФР)

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента с указанием организационно-правовой формы.	Открытое акционерное общество энергетики и электрификации "Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	Россия, 443099, г. Самара, ул. Ленинградская, 27
1.4 ОГРН эмитента	1026300956131
1.5. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика	6315222985
1.6. Уникальный код эмитента, присваиваемый регистрирующим органом	00127-А
1.7. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах	www.samaraenergo.ru

2. Содержание сообщения

2.1 Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: обыкновенные именные бездокументарные акции

2.2. Цель, для которой составляется список владельцев именных ценных бумаг: участие владельцев именных ценных бумаг в годовом общем собрании акционеров.

2.3. Дата, на которую составляется список владельцев именных ценных бумаг: 14 марта 2008 года.

2.4. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: протокол заседания Совета директоров №14/223 от 17.03.08 .

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1. Общие сведения

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации "Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	Россия, 443099, г. Самара, ул. Ленинградская, 27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное): годовое
2.2. Форма проведения общего собрания: совместное присутствие
2.3. Дата и место проведения общего собрания: 28 апреля 2008 года, г. Самара, ул.Ленинградская, 27.
2.3. Кворум общего собрания: Число голосов, которыми по вопросам повестки дня обладали лица – владельцы размещенных акций, имеющих право голоса на собрании – 3 538 928 532 (100%). Число голосов, которыми по вопросам повестки дня обладали лица, принявшие участие в собрании – 3 089 136 849 (87,2902%). Общее собрание правомочно (имеет кворум) по всем вопросам повестки дня.

2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:
Первый вопрос повестки дня: Об утверждении годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках Общества, а также о распределении прибыли (в том числе о выплате дивидендов) и убытков Общества по результатам 2007 финансового года.

Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имевших право на участие в общем собрании	3 538 928 532
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица – владельцы размещенных акций, имеющих право голоса на собрании	3 538 928 532
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании	3 089 136 849
Кворум по данному вопросу повестки дня собрания	87,2902%

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
«ЗА»	3 085 024 860	99,8669
«ПРОТИВ»	570 753	0,0185
«ВОЗДЕРЖАЛСЯ»	3 186 672	0,1032
«Не голосовали»	119 140	0,0039
Число голосов в бюллетенях, которые признаны недействительными	235 424	

Второй вопрос повестки дня: Об избрании членов Совета директоров Общества.

	Кол-во голосов при кумулятивном голосовании
Число голосов для кумулятивного голосования, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имевших право на участие в общем собрании	35 389 285 320
Число голосов для кумулятивного голосования, которыми по данному вопросу повестки дня собрания обладали лица – владельцы размещенных акций, имеющих право голоса на собрании	35 389 285 320
Число голосов для кумулятивного голосования, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании	30 891 368 490
Кворум по данному вопросу повестки дня собрания	87,2902%

ФИО КАНДИДАТА	Число голосов для кумулятивного голосования	% от принявших участие в голосовании
Никонов Василий Владиславович	3 319 277 458	10,7450
Аветисян Владимир Евгеньевич	3 318 447 593	10,7423
Кириллов Юрий Александрович	3 301 108 946	10,6862
Бойко Наталья Григорьевна	3 291 139 859	10,6539
Муромцева Татьяна Анатольевна	3 290 433 388	10,6516
Розенцвайг Александр Шойлович	3 290 390 039	10,6515
Леонов Олег Николаевич	2 764 832 568	8,9502

Громов Максим Евгеньевич	2 764 656 635 8,9496	8,9496
Куликов Дмитрий Германович	2 763 814 527	8,9469
Пестов Андрей Адольфович	2 763 803 676	8,9468
Баженова Екатерина Александровна	824 245	0,0027
Гнездилов Михаил Владимирович	748 793	0.0024
Азовцев Михаил Владимирович	603 420	0.0020
Круглов Михаил Геннадьевич	546 861	0.0018
Селивёрстова Татьяна Александровна	524 628	0.0016
Бокарев Борис Александрович	509 520	0.0015
Киричук Владимир Васильевич	465 419	0.0015
Коваленко Андрей Игоревич	453 565	0.0012
Гурелев Дмитрий Геннадьевич	357 451	0.0006
Закревский Алексей Валерьевич	199 847	0.0005
Просянкин Денис Сергеевич	160 153	0.0004
Красников Максим Юрьевич	114 762	0.0003
Бельский Алексей Вениаминович	46 696	0.0002
Малков Андрей Владимирович	5 213	0.0000
ПРОТИВ всех кандидатов	0	0.0000
ВОЗДЕРЖАЛСЯ по всем кандидатам	0	0.0000
Не голосовали по всем кандидатам	9 470 398	0,0307
Число голосов в бюллетенях, которые признаны недействительными		8 433 010

Третий вопрос повестки дня собрания: Об избрании членов ревизионной комиссии Общества.

Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имеющих право на участие в общем собрании	3 538 928 532
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица – владельцы размещенных акций, имеющих право голоса на собрании	3 538 905 222
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании	3 089 136 849
Кворум по данному вопросу повестки дня собрания	87,2907%

Ф.И.О. кандидата	**ЗА**		**ПРОТИВ**	**ВОЗДЕРЖАЛСЯ**	**Недействителен**	**Не голосовали**
	голосов	**%**	**голосов**	**голосов**	**голосов**	
Жирнов Григорий Владиславович	1 981 235 045	64,1356	1 105 768 961	53 095	1 960 608	119 140
Долгопол Ольга Семеновна	1 978 054 969	64,0326	1 105 758 671	52 661	5 151 408	119 140
Белов Алексей Васильевич	1 977 887 649	64,0272	1 105 634 488	223 265	5 272 307	119 140
Смирнова Елена Евгеньевна	1 997 741 467	64,0225	1 105 939 432	79 821	5 256 989	119 140
Никитин Виталий Александрович	1 977 686 250	64,0207	1 106 171 307	79 562	5 080 590	119 140
Кузьмина Ольга Борисовна	1 109 618 200	35,9200	1 977 320 324	70 525	2 008 660	119 140
Тюняев Анатолий Юрьевич	1 108 878 653	35,8961	1 977 695 310	115 962	2 327 784	119 140
Кашпитарь Ирина Ивановна	3 969 139	0,1285	3 082 787 673	95 032	2 165 865	119 140
Недомец Сергей Николаевич	3 675 456	0,1190	3 082 870 536	109 718	2 361 999	119 140
Число голосов в бюллетенях, которые признаны недействительными					3 983	

Четвертый вопрос повестки дня: Об утверждении аудитора Общества.

Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имеющих право на участие в общем собрании	3 538 928 532	**Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании**	3 089 136 846
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица – владельцы размещенных акций, имеющих право голоса на собрании	3 538 928 532	**Кворум по данному вопросу повестки дня собрания**	87,2902%

Наименование кандидата	**ЗА**		**ПРОТИВ**	**ВОЗДЕРЖАЛСЯ**	**Недействителен**	**Не голосовали**
	голосов	**%**	**голосов**	**голосов**	**голосов**	
Утвердить аудитором общества ЗАО «ЭНПИ Консалт»	1 977 594 278	64,0177	1 105 577 914	1 463 232	4 382 285	119 140
Утвердить аудитором общества Закрытое акционерное обществов «Центр Бизнес-консалтинга и аудита»	1 108 323 961	35,8781	1 974 416 063	1 440 042	4 837 643	119 140

2.5. Формулировки решений, принятых общим собранием.

По первому вопросу повестки дня:

1. Утвердить годовой отчет Общества, годовую бухгалтерскую отчетность Общества, в том числе отчет о прибылях и убытках Общества, по результатам 2007 финансового года.

2.Утвердить следующее распределение прибыли (убытков) Общества по результатам 2007 финансового года:

	(тыс. руб.)
Нераспределенная прибыль (убыток) отчетного периода:	1 123 895
Распределить на: Резервный фонд	0
Дивиденды	49466
Фонд накопления	906428
Погашение убытков прошлых лет	168001

3. С учетом того, что по результатам 1 квартала 2007 года по обыкновенным акциям были начислены дивиденды в размере 0,026568 рублей на одну обыкновенную акцию (Протокол общего собрания акционеров от 29.06.2007 года №2007-1г), не выплачивать дивиденды по обыкновенным акциям Общества по результатам 2007 года.

4. С учетом того, что по результатам 1 квартала 2007 года по привилегированным акциям были начислены дивиденды в размере 0,026568 рублей на одну привилегированную акцию (Протокол общего собрания акционеров от 29.06.2007 года №2007-1г), выплатить дивиденды по привилегированным акциям Общества по результатам 2007 года в размере 0,094763 руб. на одну привилегированную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

По второму вопросу повестки дня:

Избрать Совет директоров Общества в следующем составе: Аветисян Владимир Евгеньевич, Бойко Наталья Григорьевна, Громов Максим Евгеньевич, Кириллов Юрий Александрович, Куликов Дмитрий Германович, Леонов Олег Николаевич, Муромцева Татьяна Анатольевна, Никонов Василий Владиславович, Пестов Андрей Адольфович, Розенцвайг Александр Шойлович.

По третьему вопросу повестки дня:

Избрать Ревизионную комиссию Общества в следующем составе: Белов Алексей Васильевич, Долгопол Ольга Семеновна, Жирнов Григорий Владиславович, Никитин Виталий Александрович, Смирнова Елена Евгеньевна.

По четвертому вопросу повестки дня:

Утвердить аудитором Общества: закрытое акционерное общество «ЭНПИ Консалт» (ЗАО «ЭНПИ Консалт»).

2.6. Дата составления протокола общего собрания: 30.04.2008 г.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О НАЧИСЛЕННЫХ И/ИЛИ ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации «Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская,27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции именные привилегированные типа А бездокументарные.

2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг: 2-02-00127-А от 2 ноября 2006 года.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам.

2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: общее собрание акционеров.

2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: 28 апреля 2008 года.

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: 30 апреля 2008 года.

2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа):
49 466 000 руб.; 0,094763 руб. на одну привилегированную акцию.

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): денежные средства.

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям, доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: в течение 60 дней со дня принятия решения о выплате дивидендов.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ВКЛЮЧЕНИИ В РЕЕСТР АКЦИОНЕРОВ ЭМИТЕНТА АКЦИОНЕРА, ВЛАДЕЮЩЕГО НЕ МЕНЕЕ ЧЕМ 5 ПРОЦЕНТАМИ ОБЫКНОВЕННЫХ АКЦИЙ ЭМИТЕНТА,
А ТАКЖЕ О ЛЮБОМ ИЗМЕНЕНИИ, В РЕЗУЛЬТАТЕ КОТОРОГО ДОЛЯ ПРИНАДЛЕЖАЩИХ ЭТОМУ АКЦИОНЕРУ ТАКИХ АКЦИЙ СТАЛА БОЛЕЕ ИЛИ МЕНЕЕ 5, 10, 15, 20, 25, 30, 50 ИЛИ 75 ПРОЦЕНТОВ РАЗМЕЩЕННЫХ ОБЫКНОВЕННЫХ АКЦИЙ"

1. Общие сведения

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации «Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская,27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Полное фирменное наименование (для юридических лиц – коммерческих организаций), наименование (для юридических лиц – некоммерческих организаций), фамилия, имя, отчество (для физических лиц) акционера эмитента: Российское открытое акционерное общество энергетики и электрификации «ЕЭС России».

2.2. Доля принадлежавших указанному лицу обыкновенных акций эмитента до изменения: 55,7855 %.

2.3. Доля принадлежащих указанному лицу обыкновенных акций эмитента после изменения: 0%.

2.4. Дата, в которую эмитент узнал об изменении доли принадлежавших указанному лицу обыкновенных акций эмитента: 24 июня 2008 г.

2.5. Основание для изменения доли принадлежащих указанному лицу обыкновенных акций эмитента (приобретение или отчуждение лицом обыкновенных акций эмитента; размещение эмитентом дополнительных обыкновенных акций; уменьшение эмитентом уставного капитала путем погашения части размещенных обыкновенных акций): отчуждение лицом обыкновенных акций эмитента.

2.6. В случае, если доля принадлежащих указанному лицу обыкновенных акций эмитента изменилась в результате приобретения или отчуждения таким лицом обыкновенных акций эмитента (за исключением приобретения дополнительных обыкновенных акций эмитента в ходе из размещения), – дата внесения соответствующей записи по лицевому счету (счету депо) указанного лица: 19 июня 2008 г.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации «Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская,27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции привилегированные типа А именные бездокументарные.

2.2. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: 2-02-00127-А от 2 ноября 2006 года.

2.3. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, – также размер такого обязательства в денежном выражении: выплата дивидендов по акциям эмитента в размере 49 466 000 рублей.

2.4. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: 28 июня 2008 года.

2.5. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: обязательство исполнено.

2.6. В случае неисполнения эмитентом обязательства – причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, – также размер такого обязательства в денежном выражении, в котором оно не исполнено: обязательство исполнено.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О НАЧИСЛЕННЫХ И/ИЛИ ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации «Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская,27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции привилегированные типа А именные бездокументарные.

2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг: 2-02-00127-А от 2 ноября 2006 года.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам.

2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: общее собрание акционеров.

2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: 28 апреля 2008 года.

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: 30 апреля 2008 года.

2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа): 49 466 000 руб.; 0,094763 руб. на одну привилегированную акцию.

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): денежные средства.

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: 28 июня 2008 года.

2.10. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа): 49 466 000 рублей.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ФАКТАХ, ПОВЛЕКШИХ РАЗОВОЕ УВЕЛИЧЕНИЕ ИЛИ УМЕНЬШЕНИЕ СТОИМОСТИ АКТИВОВ ЭМИТЕНТА БОЛЕЕ ЧЕМ НА 10 ПРОЦЕНТОВ"

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации «Самараэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Самараэнерго»
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская,27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985

1.6. Уникальный код эмитента присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Факт (факты), повлекший за собой разовое увеличение или уменьшение стоимости активов эмитента более чем на 10 процентов: увеличение дебиторской задолженности (покупателей и заказчиков), увеличение НДС по приобретенным ценностям и увеличение остатка денежных средств на расчетном счете ОАО «Самараэнерго» на конец отчетного периода.

2.2. Дата появления факта (фактов), повлекшего за собой разовое увеличение или уменьшение стоимости активов эмитента более чем на 10 процентов: август-сентябрь 2008 года.

2.3. Стоимость активов эмитента на дату окончания отчетного периода (квартала, года), предшествующего отчетному периоду, в котором появился соответствующий факт (факты): 4 714 949 000 рублей

2.4. Стоимость активов эмитента на дату окончания отчетного периода (квартала, года), в котором появился соответствующий факт (факты): 5 263 356 000 рублей.

2.5. Изменение стоимости активов эмитента в абсолютном и процентном отношении: 548 407 000 рублей, 11,63%.

3.5. Прочее

Обществом размещены следующие категории именных бездокументарных акций:

• 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук привилегированных акций типа А номинальной стоимостью 0,01 (Ноль целых одна сотая) рубля каждая, на общую сумму по номинальной стоимости 5 219 930, 80 (Пять миллионов двести девятнадцать тысяч девятьсот тридцать рублей 80 копеек) рублей;

• 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки обыкновенных акций номинальной стоимостью 0,25 (Ноль целых двадцать пять сотых) рубля каждая, на общую сумму по номинальной стоимости 884 732 133 (Восемьсот восемьдесят четыре миллиона семьсот тридцать две тысячи сто тридцать три) рубля.

Уставный капитал составляет 889 952 063, 80 рублей (Восемьсот восемьдесят девять миллионов девятьсот пятьдесят две тысячи шестьдесят три рубля 80 копеек).

Государственные регистрационные номера, присвоенные ФСФР выпуску акций ОАО «Самараэнерго» 1-02-00127-А и 2-02-00127-А от 02.11.2006 года.

Общее количество зарегистрированных выпусков акций ОАО «Самараэнерго»:

	Событие	Дата	Номер гос. регистрации	Количество акций в выпуске		Номинальная стоимость ценнойбумаги руб.	Дата регистрации проспекта цб (плана приватизации / проспекта эмиссии)
				обыкновен-ные	привилегиро-ванные		
1	Первичная эмиссия	22.04.1993	42-1П-315	1 926 833	288 000	1 000	22 апреля 1993 года
2	Второй выпуск	07.10.1994	42-1-810	499 053 208	74 304 000	1 000	07 октября 1994 года
3	Третий выпуск	12.04.1999	1-03-00127-А 2-03-00127-А	3 005 880 246	447 552 000	1	12 апреля 1999 года
4	Объединение выпусков	04.07.2003	1-01-00127-А 2-01-00127-А	3 506 860 287	522 144 000	1	-
5	Четвертый выпуск	06.02.2004	1-01-00127-А-003D	59 725 245	-	1	-
6	Конвертация	02.11.2006	1-02-00127-А 2-02-00127-А	3 538 928 532	521 993 080	0,25 0,01	14 декабря 2006 года
Общее кол-во акций в обращении				3 538 928 532	521 993 080	0,25 0,01	

В ходе процесса реорганизации ОАО «Самараэнерго», решение о которой принято внеочередным собранием акционеров 30.09.05 г., был произведен выкуп акций в количестве 27 657 000 штук обыкновенных и 150 920 штук привилегированных акций типа А. Отчет об итогах выкупа утвержден Советом директоров на заседании 29.12.05 г. (протокол №16/176 от 10.01.06 г.). В обращении осталось 3 538 928 532 штук обыкновенных и 521 993 080 штук привилегированных акций типа А.

С февраля 1998 года ОАО «Самараэнерго» является участником программы The Bank of New York по выпуску американских депозитарных расписок (ADR) первого уровня на обыкновенные и привилегированные акции ОАО «Самараэнерго». Доля ADR в уставном капитале Общества на конец 2008 года составила, от общего количества акций соответствующей категории (типа) – 0,275% обыкновенных и 0,56% привилегированных.

До 19.06.2008 года основным акционером ОАО «Самараэнерго» было ОАО РАО «ЕЭС России», которому принадлежало 48,614% от уставного капитала. В результате проведенного 24.04.2008 года аукциона по продаже пакета акций ОАО «Самараэнерго» ОАО РАО «ЕЭС России» продало принадлежащие ему акции ОАО «Самараэнерго» и перестало быть акционером Общества.

Акционерный капитал ОАО «Самараэнерго» распределен между группами акционеров следующим образом (данные приведены без раскрытия клиентов номинальных держателей):

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на:	
	31.12.2007	31.12.2008
ОАО РАО «ЕЭС России»	48,614%	-
номинальные держатели	43,931%	93,373%
юридические лица	0,756%	0,199%
физические лица	6,691%	6,42%
доверительные управляющие	0,007%	0,007%
федеральная собственность	-	-
собственность субъекта РФ	-	-
ИТОГО	100%	100%

Структура акционерного капитала ОАО «Самараэнерго» на 31.12.2008 года


6,63%
93,37%
юр. лица, физ. Лица
номинальные держатели

Зарегистрированные в реестре акционеров лица, чья доля в уставном капитале Общества превышает 5%:

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на:	
	31.12.2007	31.12.2008
ОАО РАО «ЕЭС России»	48,614 %	-
ЗАО «Депозитарно-Клиринговая Компания» (номинальный держатель)	39,951%	89,553%
Физические лица	6,691%	6,42%

Обыкновенные и привилегированные именные бездокументарные акции ОАО «Самараэнерго», номинальной стоимостью 0,25 руб. и 0,1 руб. соответственно, допущены к торгам на ОАО «Фондовая биржа «Российская Торговая Система» в разделе «Ценные бумаги, допущенные к обращению, но не включенные в котировальные списки».

Коды акций ОАО "Самараэнерго",присвоенные ОАО ФБ "РТС".

	Обыкновенные акции	Привилегиро-ванные акции
Классический рынок	SAGO	SAGOP
Биржевой рынок	SAGOG	SAGOPG

Динамика курса привилегированных акций*


0,35
0,30
0,25
0,20
0,15
0,10
рыночная цена
09.01.2008
09.02.2008
09.03.2008
09.04.2008
09.05.2008
09.06.2008
09.07.2008
09.08.2008
09.09.2008
09.10.2008
09.11.2008
09.12.2008

* по данным www.rts.ru

На представленном графике отражена динамика рыночной цены привилегированных акций ОАО «Самараэнерго». В течение почти всего 2008 года колебания рыночной цены привилегированных акций были не значительными. Лишь в конце года в ноябре-декабре произошло значительное снижение цены акций в связи с мировым финансовым кризисом.

Рыночная цена привилегированной акции ОАО «Самараэнерго» по состоянию на 31.12.2008 года составила 0,108 руб.

Объем торгов по привилегированным акциям


3000000
2500000
2000000
1500000
1000000
500000
0
объём, руб
январь
февраль
март
апрель
май
июнь
июль
август
сентябрь
октябрь
ноябрь
декабрь

Динамика курса обыкновенных акций


1,2
1,0
0,8
0,6
0,4
0,2
0,0
рыночная цена
09.01.2008
09.02.2008
09.03.2008
09.04.2008
09.05.2008
09.06.2008
09.07.2008
09.08.2008
09.09.2008
09.10.2008
09.11.2008
09.12.2008

* по данным www.rts.ru

Если анализировать динамику рыночной цены на обыкновенные акций ОАО «Самараэнерго», то просматривается следующая тенденция. Наибольший рост цены акций пришелся на середину апреля 2008 года. В этот период цена достигала 1 рубля за 1 обыкновенную акцию. С мая и до октября 2008 года происходило постепенное снижение цены акций. В ноябре-декабре произошло резкое снижение рыночной цены, что связано с общим падением рынка ценных бумаг в связи с мировым финансовым кризисом.

Рыночная цена обыкновенной акции ОАО «Самараэнерго» по состоянию на 31.12.2008 года составила 0,216 руб.

Объем торгов по обыкновенным акциям


60 000 000
50 000 000
40 000 000
30 000 000
20 000 000
10 000 000
0
объём, руб
январь
февраль
март
апрель
май
июнь
июль
август
сентябрь
октябрь
ноябрь
декабрь

Капитализация компании по рыночной цене по привилегированным акциям на 31.12.2008 г. составила 56 563 170,15 руб., по обыкновенным акциям 765 930 302,18 руб.

Капитализация компании в 2008 году согласно данным о рыночных ценах ОАО «ФБ «РТС»:

Период	Обыкновенные акции, руб.	Привилегированные акции, руб.	Общая капитализация, руб.
2008г.	765 930 302,18	56 563 170,15	822 493 472,33



4

Солнцем сердце зажжено.
Солнце – к вечному стремительность.
Солнце – вечное окно
в золотую ослепительность.

(Андрей Белый «Солнце»)

Энергосбытовая деятельность.

4.1. Динамика товарного отпуска и реализации энергии за последние 3 года, в том числе динамика абонентской задолженности

Полезный отпуск электроэнергии традиционным потребителям в 2008г. составил 17 921млн.кВт.ч., что ниже факта 2007г. на 1 341млн.кВт.ч., или 7% и связано с выходом ЗАО «Самарские городские электрические сети» на оптовый рынок. В то же время полезный отпуск за 2008г. превышает объем, установленный бизнес-планом на 85млн.кВт.ч., или 0,5%. Рост обусловлен увеличением электропотребления по группе «промышленные потребители».

Традиционные потребители

показатели	2006г. факт	2007г. факт	2008г. факт
Полезный отпуск электроэнергии (млн. кВт.ч)	18 776	19 262	17 921
Выручка от реализации электроэнергии (млн. руб. без НДС)	18 723	21 558	24 551

Отпуск электроэнергии в 2006-2008г. (млн.кВт.час.)



20000
15000
18776
19262
17921
2006
2007
2008

Динамика абонентской задолженности в 2006-2008г.

Дебиторская задолженность традиционных потребителей.

тыс. руб.

01.01.2006г.	01.01.2007г	01.01.2008г	01.01.2009г
470 205	361 063	454 974	995 969

Дебиторская задолженность организаций, приобретающих электроэнергию в целях компенсации потерь в сетях.

тыс. руб

01.01.2006г.	01.01.2007г	01.01.2008г	01.01.2009г
-	19 813	10 182	469 686

Итого: тыс. руб

01.01.2006г.	01.01.2007г	01.01.2008г	01.01.2009г
470 205	388 426	476 868	1 465 655



1500000
1200000
900000
600000
300000
1465655
470205
388426
476868
01,01,2006г.
01,01,2007г.
01,01,2008г.
01,01,2009г.

Основными задачами энергосбытовой деятельности являлись:

1. Усиление влияния ОАО «Самараэнерго» как гарантирующего поставщика, как заказчика услуг по передаче электрической энергии на розничном рынке и как покупателя на оптовом рынке.
2. Выполнение планового уровня реализации.
3. Сохранение потребителей на розничном рынке электрической энергии.
4. Приём потребителей электрической энергии на прямые расчёты от иных сбытовых организаций.
5. Взаимодействие и развитие отношений с территориальными сетевыми организациями.

Энергосбытовая деятельность была направлена на минимизацию следующих возможных рисков:

1. Выход крупных потребителей ОАО «Самараэнерго» на оптовый рынок.
2. Образование конкурирующих сбытовых компаний на розничном рынке электроэнергии.
3. Увеличение дебиторской задолженности, сомнительной для признания потребителем и взыскания.
4. Кассовый разрыв между оплатой за электрическую энергию, приобретаемую на оптовом рынке и наличием денежных средств.

4.2. Динамика изменения структуры реализации энергии (взаимозачеты, векселя, денежные средства) за последние 3 года.

Объём продаж и реализации электроэнергии в 2006-2008г.


30000000
25000000
20000000
15000000
10000000
5000000
0
100%
99.6%
98.1%
22177955
22183723
25438242
25327013
28970547
28411278
объём продаж
объём реализации

Традиционные потребители тыс.руб. (с НДС)

показатели	2006г.	2007г.	2008г.
Объем продаж	22 177 965	25 438 242	28 970 547
Объем реализации	22 183 723	25 327 013	28 411 278
В т.ч. векселями	987 011	82 735	65 350
Уровень реализации	100,0 %	99,6 %	98,1 %

4.3. Динамика изменения тарифов на электроэнергию по датам введения тарифа за последние 3 года.

На 2008 год тарифы на электрическую энергию для потребителей ОАО «Самараэнерго» установлены приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области от 30.10.2007 г. № 48 (в ред. приказа от 16.06.2008 г. № 22), от 30.10.2007 г. № 49 (в ред. приказа от 16.06.2008 г. № 22), от 30.10.2007 г. № 50.
Расчет тарифов на электрическую энергию выполнен в соответствии с:
1. Основами ценообразования в отношении электрической и тепловой энергии в Российской Федерации, утвержденными постановлением Правительства РФ №109 от 26.02.04г.
2. Методическими указаниями по расчету регулируемых тарифов и цен на электрическую (тепловую) энергию на розничном рынке (потребительском) рынке, утвержденными постановлением ФСТ РФ №20-э/2 от 06.08.2004г.

Группы потребителей	Уровень напряжения	2006	2007	2008	Прирост тарифов 2008/2007	
		Приказы УГРиКЭ №56, 57, 58 от 05.12.05г., №60 от 08.12.05г.	Приказы УГРиКЭ №47,51 от 24.11.2007г., №42,43 от 10.11.2006г.	Приказы УГРиКЭ от 30.10.07г. № 48, от 30.10.07г. № 49 (в ред. приказа от 16.06.08г. № 22), от 30.10.07г. № 50	руб./МВтч	%
Базовые потребители	ВН	1013	1104	1236	132	12
	СН-1	1518	1655	1854	199	12
	СН-2	1690	1842	2063	221	12
	НН	1848	2014	2256	242	12
Прочие потребители	ВН	1025	1117	1251	134	12
	СН-1	1532	1670	1870	200	12
	СН-2	1734	1890	2117	227	12
	НН	1996	2176	2437	261	12
Сельхоз-товаропроизводители	ВН	932	1016	1138	122	12
	СН-1	1391	1516	1698	182	12
	СН-2	1574	1716	1922	206	12
	НН	1811	1974	2211	237	12
Бюджетные потребители	ВН	1404	1530	1230	-300	-20
	СН-1	1404	1530	1840	310	20
	СН-2	1404	1530	2080	550	36
		1404	1530	2390	860	56
Население городское*		1310	1480	1690	210	14
Население сельское*		920	1040	1180	140	14
Средний тариф для потребителей ОАО "Самараэнерго"		1008	1102	1236	134	12

* тариф включает НДС

В соответствии с приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области тарифы для населения и приравненных к ним потребителей в 2008 г. увеличились на 14%, для остальных групп потребителей рост тарифа по сравнению с 2007 г. составил в среднем 12%. По сравнению с предыдущими периодами в 2008 году изменилось тарифное меню для потребителей ОАО «Самараэнерго» - группа «учреждения социальной защиты» приравнена к бюджетным потребителям. Кроме того, тарифы для них дифференцированы по уровням напряжения.

По результатам тарифной компании утвержденный средневзвешенный тариф для потребителей ОАО "Самараэнерго" на 2008 г. составил 1 236 руб/МВтч, что выше уровня 2007 г. на 12%.



2006
2007
2008
3000
2400
1800
1200
600
0
Базовые потребители ВН
Базовые потребители СН-1
Базовые потребители СН
Базовые потребители НН
Прочие потребители ВН
Прочие потребители СН-1
Прочие потребители СН-2
Прочие потребители НН
Сельхозтоваропроизводители ВН
Сельхозтоваропроизводители СН-1
Сельхозтоваропроизводители СН-2
Сельхозтоваропроизводители НН
Бюджетные потребители ВН
Бюджетные потребители СН-1
Бюджетные потребители СН-2
Бюджетные потребители НН
Население городское
Население сельское
Средний тариф для потребителей ОАО "Самараэнерго"

4.4. Динамика регулируемых/ нерегулируемых цен покупки/ продажи электрической энергии на НОРЭМ (графическое и текстовое представление).

Регулируемый тариф покупки электрической энергии в 2008 году составил 883,56 руб/МВт*ч. Нерегулируемая цена покупки колебалась от 940,34 руб/МВт*ч в марте до 1458,2 руб/МВт*ч в декабре, что связано с увеличением доли либерализации на 10% со второго полугодия, соответствующим увеличением доли покупки на нерегулируемых секторах, а так же ростом потребления, что так же оказало влияние на увеличение цен на данных секторах рынка



1500
1200
900
600
1
2
3
4
5
6
7
8
9
10
11
12
Нерег. цены
Рег. цены

Регулируемый тариф, руб/МВт*ч											
Январь	Февраль	Март	Апрель	Май	Июнь	Июль	Август	Сентябрь	Октябрь	Ноябрь	Декабрь
883,56	883,56	883,56	883,56	883,56	883,56	883,56	883,56	883,56	883,56	883,56	883,56

Нерегулируемая цена на электрическую энергию(мощность) по одноставочному тарифу с учетом трансляции (руб/МВт*ч)											
Январь	Февраль	Март	Апрель	Май	Июнь	Июль	Август	Сентябрь	Октябрь	Ноябрь	Декабрь
1216,6	1151,12	940,34	1046,07	1088,82	1082,99	1211,01	1226,21	1334,15	1304,95	1335,79	1458,2

4.5. Динамика объемов покупки энергии на НОРЭМ (графическое и текстовое представление) с учётом доли либерализации и разбивкой на регулируемые/нерегулируемые объёмы.

На динамику объёмов покупки так же повлияла либерализация рынка. Так, начиная со второго полугодия, объём покупки на регулируемом секторе уменьшился, что связано с увеличением доли либерализации в соответствии с Постановлением Правительства РФ №205 от 07.04.2007г. Увеличение объёма покупки по нерегулируемым ценам в I-III квартале связано, в том числе, и с ростом потребления электроэнергии абонентами ОАО «Самараэнерго» в 2008г. по сравнению с предыдущим годом. Однако в ноябре-декабре ввиду сложившейся финансово-экономической ситуации электропотребление региона стало уменьшаться, что и отразилось на уменьшении объёма покупки по нерегулируемым ценам.

Покупка электроэнергии на НОРЭМ с учетом доли либерализации (регулируемый объём), млн. кВт*ч			
1 квартал	2 квартал	3 квартал	4 квартал
4349,6	3671,7	3276,8	3931,7

Покупка электроэнергии на НОРЭМ с учетом доли либерализации (нерегулируемый объём), млн. кВт*ч			
1 квартал	2 квартал	3 квартал	4 квартал
742,52	629,5796	1154,788	844,8146


5000
4000
3000
2000
1000
0
объём покупки
квартал года
15
15
26
18
нерегулируемый объём
регулируемый объём

4.6. Динамика электропотребления, расчетов с потребителями и структуры абонентской задолженности за последние 3 года с разбивкой на регулируемые/нерегулируемые объёмы. (графическое и текстовое представление).

На 01.01.2009 г. в структуре дебиторской абонентской задолженности по степени ликвидности по сравнению с началом года произошли следующие изменения:

- на 8,7 процентных пункта увеличилась доля текущей задолженности;
- на 1,5 процентных пункта уменьшилась доля рабочей задолженности;
- на 5,8 процентных пункта уменьшилась доля мораторной задолженности;
- на 1,4 процентных пункта уменьшилась доля невозможной к взысканию задолженности ("мертвой").

В результате на 01.01.2009 г. сложилась следующая структура дебиторской абонентской задолженности за электроэнергию:

- текущая - 91,0%
- рабочая - 7,0%
- мораторная - 1,0%
- невозможная к взысканию ("мертвая") - 1,0%.

Структура дебиторской абонентской задолженности за энергию на 01.01.2008 г.

- текущая - 82,3%
- рабочая - 8,5%
- мораторная - 6,8%
- невозможная к взысканию ("мертвая") - 2,4%.

Структура дебиторской абонентской задолженности за энергию на 01.01.2007 г.

- текущая - 79,5%
- рабочая - 6,7%
- мораторная -12,6%
- невозможная к взысканию ("мертвая") - 1,2%.

показатели		2006г. факт	2007г. факт	2008г. факт
Полезный отпуск электро-энергии (млн. кВт.ч)	всего	18 776	19 262	17 921
	по регули-руемым тарифам	18 735	17 670	14 004
	по нерегули-руемым ценам (тарифам)	41	1 592	3 917
Выручка от реализации электро-энергии (млн. руб.) без НДС	всего	18 723	21 558	24 551
	по регули-руемым тарифам	18 676	19 524	18 321
	по нерегули-руемым ценам (тарифам)	47	2 034	6 230

Структура дебиторской абонентской задолженности по степени ликвидности за 2006-2008гг.

на 01.01.2009г


мораторная 1,0%
невозможная к взысканию ("мёртвая")1,0%
рабочая 7,0%
текущая 91,0%

на 01.01.2008г


мораторная 6,8%
невозможная к взысканию ("мёртвая")2,4%
рабочая 8,5%
текущая 82,3%

на 01.01.2007г


мораторная 12,6%
невозможная к взысканию ("мёртвая")1,2%
рабочая 6,7%
текущая 79,5%



5

Ты видишь, Флор, как хитрой геометрии
Цифирную премудрость подчиняя,
Мы вычисляем продвиженье дня!
А ты подумал, как могло случиться,
Что удалось незыблемой черте
И солнца легкокрылой красоте
В одну полоску слиться?

(Франсиско де Кеведо «Солнечные часы»)

Основные показатели бухгалтерской и финансовой отчетности Общества.

5.1. Основные положения учетной политики Общества.

Учетная политика ОАО «Самараэнерго» на 2008 год утверждена приказом №398 от 28.12.2007 года.

В связи с вступлением в силу Приказа Минфина РФ от 11.02.2008г. № 23н о внесении изменений в Положение по бухгалтерскому учету «Учет расчетов по налогу на прибыль организаций» ПБУ 18/02 в 4 квартале 2008 года в учетную политику приказом №348 от 30.10.2008 были внесены изменения.

1. Основа составления

ОАО «Самараэнерго» организует и ведет бухгалтерский учет, составляет бухгалтерскую отчетность в соответствии с Федеральным законом от 21.11.1996г. № 129-ФЗ «О бухгалтерском учете», Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным приказом Министерства финансов Российской Федерации от 29.07.1998г. № 34н (ред. 26.03.2007г.), Положениями по бухгалтерскому учету ПБУ 1- ПБУ 20 и иными нормативными документами в области бухгалтерского учета.

2. Составление финансовой (бухгалтерской) отчетности

Годовая бухгалтерская отчетность ОАО «Самараэнерго» утверждается общим собранием акционеров в соответствии с требованиями ст.48 Закона «Об акционерных обществах» № 208-ФЗ от 26.12.1995г. (ред.01.12.2007г.). Срок составления годовой бухгалтерской отчетности ОАО «Самараэнерго» 01.02.2009 года.

3. Порядок проведения инвентаризации имущества и обязательств

Инвентаризация имущества и финансовых обязательств, проводится в соответствии с п.1 статьи 12 Федерального закона от 21.11.1996г. (ред. 03.11.2006г.) № 129-ФЗ «О бухгалтерском учете» и Методическими указаниями по инвентаризации имущества и финансовых обязательств, утвержденными приказом Министерства финансов РФ от 13.06.1995г. № 49.

Проведение инвентаризации обязательно в случаях, предусмотренных законодательством.

4. Учет капитальных вложений и оборудования к установке

Учёт капитальных вложений ведётся в соответствии с ПБУ 2/94 « Учет договоров (контрактов) на капитальное строительство» (утверждено приказом Минфина РФ №167 от 20.12.1994г.), «Положением по бухгалтерскому учёту долгосрочных инвестиций» (утверждено письмом Минфина №160 от 30.12.1993)

К капитальным вложениям относятся затраты на создание, приобретение, реконструкцию или модернизацию основных средств, на новое строительство, а также на создание и приобретение нематериальных активов и затраты на НИОКР.

Оценка капитальных вложений осуществляется в сумме фактических затрат Общества.

5. Учет основных средств

Учёт основных средств в ОАО «Самараэнерго» ведется в соответствии с ПБУ 6/01, утвержденным приказом Минфина РФ от 30.03.2001г. (ред. 27.11.2006г.) № 26н и «Методическими указаниями по бухгалтерскому учёту основных средств», утвержденные приказом Минфина РФ от 13.10.2003г. (ред. 27.11.2003г. № 91 н).

К основным средствам относятся активы, соответствующие критериям п. 4 ПБУ 6/01.

Переоценка объектов основных средств осуществляется в соответствии с п.15 ПБУ 6/01 на основании приказа Руководителя. Переоценка основных средств, проводится не чаще одного раза в год. Метод определения текущей (восстановительной) стоимости (путем индексации или методом прямого пересчета) выбирается при проведении каждой переоценки и утверждается приказом Руководителя.

6. Учет нематериальных активов

Бухгалтерский учёт нематериальных активов, кроме результатов НИОКР, осуществляется в соответствии с ПБУ 14/2007, утвержденным приказом Минфина РФ от 27.12.2007года № 153н.

К нематериальным активам относятся активы, в отношении которых одновременно выполняются условия, перечисленные в п. 3 ПБУ 14/2007.

В составе нематериальных активов отражен товарный знак ОАО «Самараэнерго», в соответствии с ПБУ 14/2007 «Учет нематериальных активов», утвержденного Приказом Минфина РФ №153н от 27.12.2007.

7. Учет расходов на НИОКР

Бухгалтерский учёт расходов на НИОКР осуществляется в соответствии с ПБУ 17/02, утвержденным приказом Минфина РФ от 19.11.2002г. № 115 н (в редакции Приказа Минфина РФ от 18.09.2006 года №116н).

Научно-исследовательские, опытно-конструкторские и

технологические работы, выполненные как собственными силами, так и силами сторонних организаций, по которым получены результаты, подлежащие правовой охране, но не оформленные в установленном законодательстве порядке, либо по которым получены результаты, не подлежащие правовой охране в соответствии с нормами действующего законодательства, являются расходами на НИОКР. Признание таких расходов осуществляется в соответствии с п.7. ПБУ 17/02 .

8. Учет материально-производственных запасов

Бухгалтерский учёт материальных - производственных запасов (далее МПЗ) осуществляется в соответствии с ПБУ 5/01 утвержденным приказом Минфина РФ от 09.06.01г. № 44н (ред. приказами Минфина РФ от 27.11.2006 № 156н и от 26.03.2007г. № 26н) и методическими указаниями по бухгалтерскому учёту МПЗ, утвержденными приказами Минфина РФ от 18.12.2001 № 119 н.

Активы, признаются в качестве МПЗ в соответствии с п.2 ПБУ5/01. В состав МПЗ входят материалы, готовая продукция, товары, предназначенные для перепродажи и для безвозмездной передачи.

Группировка осуществляется в разрезе каждого объекта учета и представлена в рабочем Плане счетов в разрезе субсчетов.

Резерв под снижение стоимости материально-производственных запасов в 2008 году не создавался.

9. Учет денежных средств

Учётным объектом денежных средств Общества являются наличные денежные средства в кассе, денежные средства на счетах в банках и денежные документы. В финансовой (бухгалтерской) отчетности (балансе) остатки денежных средств в кассе, на счетах в кредитных организациях отражаются по статье «Денежные средства» в сумме, равной денежному эквиваленту в рублях. Информация о движении денежных средств раскрывается в ф.4 «Отчёт о движении денежных средств».

10. Учет финансовых вложений

Учёт финансовых вложений ведется в соответствии с ПБУ 19/02 «Учёт финансовых вложений», утвержденного Приказом Минфина России № 126н от 27.11.2006 (в ред. Приказов Минфина РФ от 18.09.2006 №116н, от 27.11.2006 №156н).

Финансовые вложения принимаются к бухгалтерскому учету по фактическим затратам на их приобретение.

К финансовым вложениям Общества относят активы, которые признаны в соответствии с критериями, установленными п.3 ПБУ 19/02.

Для оценки финансовых вложений в отчетности они подразделяются на две группы:

– финансовые вложения, по которым определяется текущая рыночная стоимость;

– финансовые вложения, по которым их текущая рыночная стоимость не определяется.

Финансовые вложения, по которым можно определить текущую рыночную стоимость в установленном порядке, их стоимость уточняется ежеквартально путем корректировки их оценки на предыдущую отчетную дату. Разница между оценкой финансовых вложений по текущей рыночной стоимости на отчетную дату и предыдущей оценкой финансовых вложений относится на финансовые результаты ОАО «Самараэнерго» (на счет 91 «Прочие доходы и расходы»).

Финансовые вложения, по которым не определяется текущая рыночная стоимость, подлежат отражению в бухгалтерском учете и бухгалтерской отчетности на отчетную дату по первоначальной стоимости. В финансовой (бухгалтерской) отчётности финансовые вложения отражаются с подразделением на краткосрочные и долгосрочные вложения.

Резерв под обесценение ценных бумаг в 2008 году не создавался.

11. Учет расходов будущих периодов

Учет расходов будущих периодов ведется в соответствии с ПБУ 10/99 «Расходы организации», утвержденного приказом Минфина РФ №33н от 06.05.1999 г. (в редакции Приказов Минфина РФ от 30.12.1999 №107н, от 30.03.2001 №27н, от 18.09.2006 №116н, от 27.11.2006 №156н).

В целях соблюдения принципа соответствия доходов и расходов, расходы, произведенные в данном отчетном периоде, но относящиеся к будущим отчетным периодам, учитываются в составе расходов будущих периодов, в том числе:

– лицензии, разрешения, сертификации, за исключением расходов на их оформление (госпошлина);

– единовременные лицензии, разрешения, сертификации платежи за право доступа в систему «Интернет»;

– расходы, связанные с приобретением права на использование программных продуктов и баз данных по договорам с правообладателем (неисключительные права), в том числе расходы на расширение и обновление программ и баз данных;

– расходы по страхованию имущества и работников;

– расходы на оплату отпусков работникам, переходящие на следующий месяц;

– иные расходы, относящиеся к будущим периодам.

Расходы по оформлению лицензий относятся на текущие расходы. В финансовой (бухгалтерской) отчётности остаток расходов будущих периодов отражается в сумме фактических расходов в составе оборотных активов.

12. Учет расчетов и обязательств

Дебиторской задолженностью признается имущественное право, на получение с должника определенной денежной суммы, товара, услуги и т.п. Дебиторская задолженность отражается в бухгалтерском учёте в полной сумме, подлежащей оплате покупателями продукции, потребителями работ, услуг, на основании условий договоров. Общество в 2008 году не создавало резерв по сомнительным долгам по расчетам за продукцию, товары, работы и услуги.

13. Учет собственного капитала

Капитал Общества складывается из: - уставного капитала; добавочного капитала; резервного капитала и нераспределенной прибыли.

Уставный капитал сформирован за счет вкладов учредителей и состоит из номинальной стоимости акций, размещенных среди акционеров, в соответствии с Уставом Общества.

Добавочный капитал формируется за счёт сумм проведенных переоценок основных средств и эмиссионного дохода, рассчитанного как разница между номинальной и продажной ценой акций, вырученной в процессе формирования (увеличения) уставного капитала за счёт продажи акций по цене, превышающей их номинальную стоимость. Использование добавочного капитала производится по решению собрания акционеров Общества.

Резервный капитал создается в порядке и размерах, предусмотренных уставом, т.е. не более 5% от Уставного капитала. Использование резервного капитала производится в соответствии с решением акционеров Общества. Синтетический учёт резервного капитала ведется на счёте 82. В финансовой (бухгалтерской) отчётности (балансе) резервный капитал отражается по статье «Резервный капитал» в части неиспользованного остатка.

14. Учетов доходов и расходов

Бухгалтерский учет доходов от реализации товаров, работ, услуг осуществляется в соответствии с ПБУ 9/99 «Доходы организации» (утвержденным Приказом Минфина № 32н от 06.05.1999г. (в редакции Приказов Минфина РФ от 30.12.1999 г. № 107н, от 30.03.2001 № 27н, от 18.09.2006г. №116н, от 27.11.2006г. №156н).

Доходами Общества являются доходы от перепродажи электрической энергии, мощности по утвержденным тарифам и других видов деятельности (доходы от обычных видов деятельности). Доходы, отличные от доходов от обычных видов деятельности, считаются прочими поступлениями (согласно п.п. 7 и 9 ПБУ 9/99 «Доходы организации»). Учет выручки от продажи товаров, поступлений, связанных с оказанием услуг ведется по видам деятельности на счёте 90 «Продажи» субсчёте 90/1 «Выручка» в аналитике согласно рабочему плану счетов. Выручка признается в бухгалтерском учете в соответствии с п.12 ПБУ 9/ 99.

Бухгалтерский учет расходов осуществляется в соответствии с ПБУ 10/99 «Расходы организации» (утвержденным Приказом Минфина № 33н от 06.05.1999г. (в редакции Приказов Минфина РФ от 30.12.1999 г. № 107н, 30.03.2001 № 27н, от 18.09.2006г. №116н, от 27.11.2006г. №156н).

К расходам по обычным видам деятельности относятся все расходы, связанные с продажей товаров, оказанием услуг, выполнением работ, в соответствии с пп.5-10 ПБУ 10/99 «Расходы организации». Расходы признаются в бухгалтерском учете в соответствии с п.16 и п.18 ПБУ 10/99.

15. Учет текущего налога на прибыль

Учет расчетов по налогу на прибыль в бухгалтерском учете осуществляется в соответствии с требованиями ПБУ 18/02 «Учет расчетов по налогу на прибыль организаций», утвержденным приказом Минфина РФ от 19.11.2002г. № 114н (ред. от 11.02.2008г. приказом Минфина РФ № 23н).

Под постоянными разницами понимаются доходы и расходы:

- формирующие бухгалтерскую прибыль (убыток) отчетного года, но не включаемые в расчет налоговой базы по налогу на прибыль как отчетного, так и последующих отчетных периодов;
- учитываемые при определении налоговой базы по налогу на прибыль, но не признаваемые для целей бухгалтерского учета доходами и расходами как отчетного, так и последующих отчетных периодов.

Под постоянным налоговым обязательством (активом) понимается сумма налога, которая приводит к увеличению (уменьшению) налоговых платежей по налогу на прибыль.

Текущим налогом на прибыль признается налог на прибыль для целей налогообложения, определяемый исходя из величины условного расхода (условного дохода), скорректированной на суммы постоянного налогового обязательства (актива), увеличения или уменьшения отложенного налогового актива и отложенного налогового обязательства отчетного периода. Текущий налог на прибыль определятся на основе данных, сформированных в бухгалтерском учете, и соответствует сумме исчисленного налога на прибыль, отраженного в налоговой декларации по налогу на прибыль.

Задолженность либо переплата по текущему налогу на прибыль за каждый отчетный период отражаются в бухгалтерском балансе соответственно в качестве краткосрочного обязательства в размере неоплаченной суммы налога или дебиторской задолженности в размере переплаты и (или) излишне взысканной суммы налога.

16. Учет активов и обязательств, стоимость которых выражена в иностранной валюте

Стоимость активов и обязательств, выраженная в иностранной валюте, отражается в учете Общества в соответствии с ПБУ 3/2006 «Учет активов и обязательств, стоимость которых выражена в иностранной валюте», утвержденным приказом Минфина РФ от 27.11.2006 г № 154н (ред. от 25.12.2007г. приказом Минфина РФ № 147н). Пересчет стоимости актива или обязательства, выраженной в иностранной валюте, в рубли производится по официальному курсу этой иностранной валюты к рублю, устанавливаемому Центральным банком Российской Федерации.

17. Учёт активов и обязательств за балансом.

Информация о наличии и движении ценностей, временно находящихся в пользовании или распоряжении Общества, условных прав и обязательств отражается за балансом. Бухгалтерский учёт указанных объектов ведется по простой системе (без использования метода двойной записи).

18. Отражение в отчётности событий после отчётной даты, условных фактов хозяйственной деятельности, информации по прекращаемой деятельности и о связанных сторонах.

Учет событий после отчетной даты осуществляется в соответствии с ПБУ 7/98 «События после отчетной даты», утвержденным приказом Минфина РФ от 25.11.1998г. № 56н (ред. от 20.12.2007г. приказом Минфина РФ № 143н). В случае если между датой подписания бухгалтерской отчетности и датой её утверждения в установленном порядке получена новая информация о событиях после отчетной даты, раскрытых в бухгалтерской отчетности, представленной пользователям, и (или) произошли (выявлены) события, которые могут оказать существенное влияние на финансовое состояние, движение денежных средств или результаты деятельности организации, то ОАО «Самараэнерго» информирует об этом лиц, которым была представлена данная бухгалтерская отчетность.

Условные факты хозяйственной деятельности отражаются в соответствии с ПБУ 8/01 «Условные факты хозяйственной деятельности», утвержденным приказом Минфина РФ от 28.11.2001г. № 96н (в ред. приказов Минфина РФ от 18.09.2006г. №116н и от 20.12.2007 № 144н). Информация о связанных сторонах раскрывается в бухгалтерской отчетности Общества в соответствии с ПБУ 11/2008 «Информация о связанных сторонах», утвержденным приказом Минфина РФ от 29.04.2008г. № 48н.

В бухгалтерской отчетности Общества за 2008 год отсутствует информация по прекращаемой деятельности, подлежащая раскрытию, согласно требованиям ПБУ 16/02 «Информация по прекращаемой деятельности», утвержденным приказом Минфина РФ от 02.07.2002г. № 66н (в ред. приказа Минфина РФ от 18.09.2006 N 116н).

19. Налоговый учет

ОАО «Самараэнерго» исчисляет и уплачивает налоги и сборы в соответствии с законодательством Российской Федерации о налогах и сборах, законодательством субъектов Российской Федерации о налогах и сборах, нормативными правовыми актами органов местного самоуправления о налогах и сборах.

Формирование налогооблагаемой базы и составление налоговой отчетности по налогу на прибыль, осуществляется Бухгалтерией централизованно по ОАО «Самараэнерго» на основании данных, представляемых отделом налогового учета и обособленными подразделениями ОАО «Самараэнерго».

Порядок документооборота, связанного с налоговым учетом, сроки подготовки и представления документов (регистров, справок), необходимых для исчисления налоговой базы и расчета налогов и сборов, а также ответственность за правильность исчисления налогов и сборов, своевременность и правильность составление указанных документов регламентируются отдельными внутренними распорядительными документами ОАО «Самараэнерго», утверждаемыми в установленном порядке.

Ответственность за правильность исчисления налогов и сборов, исчисляемых и уплачиваемых ОАО «Самараэнерго», несет руководитель Общества.

5.2. Анализ динамики результатов деятельности и финансового положения компании (в том числе анализ структуры и динамики чистых активов) за последние 3 года.

		2006 год	**2007 год**	**2008 год**
Выручка по отгрузке	тыс. руб	21 684 415	25 060 352	28 115 369
Себе-стоимость	тыс. руб	(21 419 098)	(24 814 573)	(27 155 389)
Валовая прибыль	тыс. руб	265 317	245 779	959 980
Прибыль до налого-обложения	тыс. руб	556 432	707 613	(76 076)
Чистая прибыль	тыс. руб	-264 317	1 231 785	71 065

Финансовые показатели	**Значение показателя**			
Показатели ликвидности	2006	2007	2008	рек. знач.
Коэффициент абсолютной ликвидности	1,21	0,93	1,14	0,2-0,5
Коэффициент срочной ликвидности	1,83	1,91	2,75	0,8-1,0
Коэффициент текущей ликвидности	2,07	2.29	3,02	>1,0
Показатели финансовой устойчивости				
Коэффициент финансовой независимости	0,63	0,70	0,70	0,5-0,6
Показатели рентабельности				
Рентабельность продаж	1,22%	-0,99%	3,41%	-
Рентабельность собственного капитала	-12,66%	24,50%	17,25%	-
Рентабельность активов	-7,9%	28,40%	0,46%	-
Показатели деловой активности				
Динамика дебиторской задолженности	21,8%	71,2%	67,85%	-
Динамика кредиторской задолженности	56,2%	-9,82%	26,67%	-
Соотношение дебиторской и кредиторской задолженности	0,65	1,24	1,64	-

Значения относительных финансовых показателей не ниже рекомендуемых значений. Анализ показателей ликвидности и финансовой устойчивости за период с начала 2006 г. позволяет сделать вывод об относительно стабильном финансовом состоянии компании.

В рассматриваемый период по результатам экспресс-анализа, компания имеет устойчивое финансовое положение, что сохраняется на протяжении последних лет.

	на 01.01.2008 (тыс. руб.)	на 31.12.2008 (тыс. руб.)	отклонение	
			абс.	%
Активы	**4 580 743**	**4 642 615**	**61 872**	**1,35**
Нематериальные активы	531	23	-508	-95,67
Основные средства	62 330	66 904	4 574	7,34
Незавершенное строительство	4 860	1 499	-3 361	-69,16
Долгосрочные финансовые вложения	1 382 101	338 579	-1 043 522	-75,50
Прочие внеоборотные активы (включая величину отложенных налоговых активов)	15 570	7 194	-8 376	- 53,79
Запасы	36 501	32 646	- 3 855	-10,57
НДС по приобретенным ценностям	461 474	325 649	-135 825	-29,43
Дебиторская задолженность	1 353 768	2 272 293	918 525	67,85
Краткосрочные финансовые вложения	972 022	700 418	-271 604	-27,94
Денежные средства	291 586	897 410	605 824	207,77
Прочие оборотные активы	0	0	0	0,00
Пассивы	**1 367 503**	**1 407 952**	**40 449**	**2,95**
Долгосрочные обязательства по займам и кредитам	0	0	0	0,00
Прочие долгосрочные обязательства (включая резерв по сомнительным долгам)	7 880	7 913	33	0,42
Краткосрочные обязательства по займам и кредитам	254 600	0	-254 600	-100,00
Кредиторская задолженность	1 094 978	1 387 029	292 051	26,67
Задолженность участникам (учредителям) по выплате доходов	10 045	9 600	-445	-4,43
Резервы предстоящих расходов и платежей	0	3 410	-3 140	0,00
Чистые активы	**3 213 240**	**3 234 663**	**21 423**	**0,66**
Уставный капитал	**889 952**	**889 952**	**0**	**0,00**
Разность между ЧА и УК	**2 323 288**	**2 344 711**	**21 423**	**0,92**

Величина чистых активов превышает размер уставного капитала и является основным исходным показателем устойчивости финансового состояния Общества.

5.3. Бухгалтерский баланс Общества за отчетный период.

БУХГАЛТЕРСКИЙ БАЛАНС на 31 декабря 2008 года		**КОДЫ**
Организация САМАРАЭНЕРГО	Форма N1 по ОКУД	0710001
Идентификационный номер налогоплательщика	Дата [год, месяц, число]	2008\12\31
Вид деятельности	по ОКПО	102504
Организационно-правовая форма \ форма собственности	ИНН	6315222985
Единица измерения тыс.руб	по ОКВЭД	51.56.4
443099, г.Самара, ул.Ленинградская, д.27	по ОКОПФ\ ОКФС	47\34
	по ОКЕИ	384

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
1	A	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ				
Нематериальные активы		110	531	23
в том числе:				
права на патенты, программы, товарные знаки (знаки обслуживания),				
иные аналогичные с перечисленными права и активы		111	34	23
организационные расходы		112		
деловая репутация орган изации		113	_	_
другие виды нематериальных активов		114	_	_
результаты НИОКР		115	497	_
Основные средства		120	62 330	66 904
в том числе:				
земельные участки и объекты природопользо вания		121	50	50
здания, машины и оборудование, сооружения		122	57 582	61 871
другие виды основных с редств		123	4 698	4 983
Незавершенное строите-льство		130	4 860	1 499
в том числе				
оборудование к установке		13001	1 854	-
вложения во внеоборотные активы		13002	3 006	1 499
Доходные вложения в материальные ценности		135	-	-
в том числе:				
имущество для передачи в лизинг		136	-	-
имущество предоставляемое по договору аренды		137	-	-
Долгосрочные финансовые вложения _ в том числе:		140	1 382 101	338 579
инвестиции в дочерние общества		141	-	-
инвестиции в зависимые о бщества		142	90	90
инвестиции в другие орга низации		143	6	6
займы, предоставленные организациям на срок более 12 месяцев		144	-	-
прочие долгосрочные финансовые вложения		145	1 382 005	338 483
ДЛЯ СВОДНОЙ О ТЧЕТНОСТИ Деловая репутация дочерних обществ		146	-	-
Оценка участия головной организации в зависимом обществе		147	-	-
Отложенные налоговые активы		148	15 570	7 194
Прочие внеоборотные а ктивы		150	-	-
ИТОГО по разделу I		190	1 465 392	414 199

АКТИВ	**Приме-чание**	**Код**	**На начало отчетного года**	**На конец отчетного года**
1	A	2	3	4
II. ОБОРОТНЫЕ АКТИВЫ				
Запасы		210	36 501	32 646
в том числе:				
сырье, материалы и другие аналогичные ценности		211	11 662	10 859
из них:				
мазут		21101	`_	_
уголь		21102		
дизельное топливо		21103	-	-
другое технологическое топливо		21104	-	-
запасные части		21105	5 508	5 869
прочие сырье и материалы		21107	6 154	4 990
животные на выращивании и откорме		212	-	-
затраты в незавершенном производстве		213	-	-
готовая продукция и товары для перепродажи		214	2 006	141
товары отгруженные		215	-	-
расходы будущих периодов		216	22 833	21 646
прочие запасы и затраты		217	-	-
Налог на добавленную стоимость по приобретенным ценно стям		220	461 474	325 649
из них				
НДС при покупках электроэнергии		22001	185 236	128 315

Дебиторская задолженность (платежи по которой ожидаются более				
чем через 12 месяцев после отчетной даты)		230	16 020	13 327
в том числе:				
покупатели и заказчики		231	-	-
из них:				
финансируемые из федерального бюджета		23101	-	-
финансируемых из бюджетов субъектов РФ		23102	-	-
финансируемых из местных бюджетов		23103	-	-
другие покупатели и заказчики		23104	-	-
векселя к получению		232	-	-
задолженность дочерних и зависимых обществ		233	-	-
авансы выданные		234	-	-
прочие дебиторы		235	16 020	13 327
из них:				
задолженность по договорам долевого участия		23501	-	-
векселя		23502	-	-
другие дебиторы		23503	16 020	13 327
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	1 337 748	2 258 966
в том числе:				
покупатели и заказчики		241	528 698	1 490 261
из них:				
при продаже электроэнергии внутри группы		24101	-	-
посредники при продаже электрической и тепловой энергии		24102	-	-
организации, финансируемые из федерального бюджета		24103	19 549	35 526
организации, финансируемые из бюджетов РФ		24104	-	-
организации, финансируемые из местных бюджетов		24105	19 774	40 538
прочие потребители электрической и тепловой энергии		24106	437 634	1 389 679
задолженность по абонентной плате		24107	-	-
другие покупатели и заказчики		24108	51 741	24 518
АКТИВ	**Приме-чание**	**Код**	**На начало отчетного года**	**На конец отчетного года**
1	А	2	3	4
векселя к получению		242	-	-
задолженность дочерних и зависимых обществ		243	-	-
задолженность участников (учредителей) по взносам в уставный				
капитал		244	-	-
авансы выданные		245	52 918	28 487
в том числе:				
поставщикам электрической и тепловой энергии		24501	1 927	5 336
поставщикам топлива		24502	657	1 253
поставщикам материалов		24503	342	393
строительным организациям		24504	58	2 169
ремонтным организациям		24505	7	-
поставщикам услуг		24506	48 685	13 791
прочие авансы выданные		24507	1 242	5 545
прочие дебиторы		246	756 132	740 218
в том числе:				
по пеням, штрафам, неустойкам по договорам		24601	12 598	9 229
переплата по налогам в федеральный бюджет		24602	178 346	90 662
переплата по налогам в бюджеты субъектов РФ		24603	366 333	326 821
переплата по налогам в местные бюджеты		24604	36 807	36 849
переплата по платежам в государственные внебюджетные фонды		24605	-	332
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам		24607	-	-
задолженность РАО "ЕЭС России" по инжиниронговым услугам		24608	-	-
задолженность перед РАО "ЕЭС России" по ПИР		24609	-	-
задолженность РАО "ЕЭС России" по ПИР		24610	-	-
расчеты по приобретению акций		24612	-	-
векселя		24613	-	-
другие дебиторы		24611	162 048	276 325
Краткосрочные финансовые вложения		250	972 022	700 418
в том числе:				
займы, предоставленные организациям на срок менее 12 месяцев		251	-	-
прочие краткосрочные финансовые вложения		253	972 022	700 418
Денежные средства		260	291 586	897 410
в том числе:				
касса		261	-	3
расчетные счета		262	102 729	607 344
валютные счета		263	-	218 511
прочие денежные сред ства		264	188 857	71 552
в том числе:				
специальные счета в банках		26401	188 853	71 549
денежные документы		26402	4	3

переводы в пути		26403	-	-
Прочие оборотные активы		270	-	-
в том числе:				
внутрихозяйственные расчеты по текущим операциям		27002	-	-
внутрихозяйственные расчеты по строительству		27003	-	-
внутрихозяйственные расчеты по ПИР		27004	-	-
внутрихозяйственные расчеты по смете защиты объектов		27006	-	-
внутрихозяйственные расчеты по НДС		27007	-	-
другие оборотные активы		27005	-	-
ИТОГО по разделу II		290	3 115 351	4 228 416
Баланс		300	4 580 743	4 642 615
АКТИВ	**Приме-чание**	**Код**	**На начало отчетного года**	**На конец отчетного года**
1	А	2	3	4
III.КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал		410	889 952	889 952
в том числе:				
в акциях привилегированных		41001	5 220	5 220
в акциях обыкновенных		41002	884 732	884 732
Собственные акции, выкупленные у акционеров		415	-	-
Добавочный капитал		420	1 161 585	1 161 236
Расчеты по выделенному и муществу		423	-	-
Резервный капитал		430	204 437	204 437
в том числе:				
резервы, образованные в соответствии с законодат ельством		431	204 437	204 437
резервы, образованные в соответствии с учредительными докуме нтами		432	-	-
Целевое финансирование		450	-	-
Нераспределенная прибыль (непокрытый убыток)				
Нераспределенная прибыль прошлых лет		460	955 894	906 777
Непокрытый убыток прошлых лет		465	-	-
Нераспределенная прибыль отчетного года		470	-	71 065
Непокрытый убыток отчетного года		475	-	-
ИТОГО по разделу III		490	3 211 868	3 233 467
ДЛЯ СВОДНОЙ О ТЧЕТНОСТИ Деловая репутация дочерних обществ		495	-	-
Доля меньшинства		500	-	-

IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА **Займы и кредиты**		510	-	-
в том числе:				
кредиты банков, подлежащие погашению				
более, чем через 12 месяцев после отчетной даты		511	-	-
займы, подлежащие погашению				
более чем через 12 месяцев после отчетной даты		512	-	-
Отложенные налоговые обязательства		515	7 880	7 913
Прочие долгосрочные об язательства		520	-	-
в том числе:				
кредиторская задолженность поставшиков и подрядчиков		52001	-	-
кредиторская задолженность перед социальными фондами		52002	-	-
в том числе:				
Пенсионному фонду РФ		52003	-	-
Фонду обязательного медицинского страхования		52004	-	-
Фонду занятости		52005	-	-
Фонду социального страхования		52006	-	-
по пеням и штрафам в государственные внебюджетные фонды		52007	-	-
кредиторская задолженность перед бюджетом (реструктуризированные налоги)		52008	-	-
из нее:				
федеральному бюджету		52009	-	-
бюджетам субъектов РФ		52010	-	-
местным бюджетам		52011	-	-
кредиторская задолженность по налогу на прибыль по базе переходного периода из нее:		52020	-	-
федеральному бюджету		52021	-	-
бюджетам субъектов РФ		52022	-	-
местным бюджетам		52023	-	-
прочие долгосрочные обязательства		52012	-	-
ИТОГО по разделу IV		590	7 880	7 913
V .КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты		610	254 600	-
в том числе:				
кредиты банков, подлежащие погашению в течение				
12 месяцев после отчетной даты		611	254 600	-

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
займы, подлежащие погашению в течение				
12 месяцев после отчетной даты		612	-	-
1	А	2	3	4
Кредиторская задолженность		620	1 094 978	1 387 029
в том числе:				
поставщики и подрядчики		621	422 934	738 956
из них:				
поставщикам электроэнергии		62101	96 714	176 401
прочим поставщикам электрической и тепловой энергии		62102	-	-
поставщикам газа		62103	-	-
поставщикам мазута		62104	-	-
поставщикам угля		62105	-	-
поставщикам иного топлива		62112	86	50
строительным организациям		62106	1 653	1 169
ремонтным организачиям		62107	199	307
по абонентной плате РАО "ЕЭС России"		62108	-	-
задолженность Концерну Росэнергоатом		62110	-	-
задолженность АЭС		62111	-	-
другим поставщикам и подрядчикам		62109	324 282	561 029
по абонентной плате ОАО "СО ЦДУ ЕЭС"		62113	-	-
по абонентной плате ОАО "ФСК"		62114	-	-
векселя к уплате		622	-	-
задолженность перед дочерними и зависимыми обществами		623	-	-
задолженность по оплате труда перед персоналом		624	39 532	25 024
в том числе:				
текущая		62401	39 532	25 024
просроченная		62402	-	-
задолженность перед государственными и внебюджетными фондами		625	10 312	10 561
в том числе:				
Пенсионному фонду РФ		62501	7 694	8 495
Фонду обязательного медицинского страхования		62502	1 168	1 053
Фонду занятости		62503	-	-
Фонду социального страхования		62504	458	87
по пеням и штрафам в государственные внебюджетные фонды		62505	992	926
задолженность по налогам и сборам		626	370 501	31 300
задолженность перед бюджетом текущая		62610	370 501	31 300
в том числе:				
федеральному бюджету		62601	38 318	1 617
бюджетам субъектов РФ		62602	307 084	24 263
местным бюджетам		62603	25 099	5 420
задолженность перед бюджетом по налогу на прибыль по базе переходного периода		62620	-	-
в том числе:				
федеральному бюджету		62621	-	-
бюджетам субъектов РФ		62622	-	-
местным бюджетам		62623	-	-
авансы полученные		627	208 324	551 402
в том числе:				
от потребителей электроэнергии		62701	205 914	549 586
от других потребителей электрической и тепловой энергии		62702	-	-
прочие полученные авансы		62703	2 410	1 816
прочие кредиторы		628	43 375	29 786
в том числе:				
НДС в неоплаченной продукции		62801	13 135	1 469
задолженность внебюджетному фонду НИОКР		62802	-	-
задолженность перед РАО "ЕЭС России" по инжиниринговым				
услугам		62804	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам		62805	-	-
задолженность перед РАО "ЕЭС России" по ПИР		62806	-	-
задолженность РАО "ЕЭС России" по ПИР		62807	-	-
другие кредиторы		62808	30 240	28 317

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Задолженность участникам (учредителям) по выплате доходов		630	10 045	9 600
Доходы будущих периодов		640	1 372	1 196
Резервы предстоящих расходов и платежей		650	-	3 410
Прочие краткосрочные обязательства		660	-	-
в том числе:				

внутрихозяйственные расчеты по текущим операциям		66002	-	-
внутрихозяйственные расчеты по строительству		66003	-	-
внутрихозяйственные расчеты по ПИР		66004	-	-
внутрихозяйственные расчеты по смете защиты объектов		66006	-	-
внутрихозяйственные расчеты по НДС		66007	-	-
другие краткосрочные обязательства		66005	-	-
ИТОГО по разделу V		690	1 360 995	1 401 235
БАЛАНС		700	4 580 743	4 642 615

Справка о наличии ценностей, учитываемых на забалансовых счетах

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
1	A	2	3	4
Арендованные основные средства		910	126 712	147 257
в том числе по лизингу		911	-	-
Товарно материальные ценности, принятые на ответственное хранение		920	-	-
Материалы, принятые в переработку		925	-	-
Товары, принятые на комиссию		930	-	-
Оборудование, принятое для монтажа		935	-	-
Списанная в убыток задолженность неплатежеспособных дебиторов		940	621 190	648 187
Обеспечение обязательств и платежей полученные		950	-	-
Обеспечение обязательств и платежей выданные		960	-	-
Износ основных средств		970	-	-
Износ объектов внешнего благоустройства и других аналогичных объектов		980	-	-
Бланки строгой отчетности		990	-	3
Основные средства, сданные в аренду		992	-	-
Имущество, находящееся в федеральной собственности		993	-	-
Нематериальные активы, полученные в пользование		995	-	-
Имущество, переданное в уставный капитал в оплату приобретаемых акций		997	-	-

5.4. Отчет о прибылях и убытках Общества за отчетный период.

Отчет о прибылях и убытках		КОДЫ
за 12 месяцев 2008 года	Форма N2 по ОКУД	0710002
Идентификационный номер налогоплательщика	Дата [год, месяц, число]	2008\12\31
Вид деятельности	по ОКПО	102504
Организационно-правовая форма \ форма собственности	ИНН	6315222985
Единица измерения тыс.руб	по ОКВЭД	51.56.4
443099, г.Самара, ул.Ленинградская, д.27	по ОКОПФ\ ОКФС	47\34
	по ОКЕИ	384

Наименование показателя	Приме-чание	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	A	2	3	4
Доходы и расходы по обычным видаи деятельности				
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей),		010	28 115 369	25 060 352
электроэнергии и мощности внутренним потребителям		011	-	-
электроэнергии и мощности на экспорт		012	-	-
теплоэнергии		013	-	-
выручка от транспортировки электро- и теплоэнергии		018	-	-
электроэнергии для сбытовых компаний		019	28 108 655	25 056 976
прочих товаров, продукции, работ, услуг промышленного характера		015	4 696	3 355
прочих товаров, продукции, работ, услуг непромышленного характера		016	2 018	21
товаров, продукции, работ, услуг по основной деятельности (для институтов)		017	-	-
доходы от участия в других организациях		032	-	-
Себестоимость проданных товаров, продукции работ, услуг в том числе проданных:		020	(27 155 389)	(24 814 573)

электроэнергии и мощности внутренним потребителям		021	-	-
электроэнергии и мощности на экспорт		022	-	-
теплоэнергии		023	-	-
абонентной платы (для РАО "ЕЭС России")		024	(322 177)	(561 799)
транспортировка электро- и теплоэнергии		028	(8 204 492)	(7 157 529)
электроэнергиии сбытовыми компаниями		031	(18 622 935)	(17 093 002)
прочих товаров, продукии, работ, услуг промышленного характера		025	(3 806)	(2 243)
прочих товаров, продукции, работ, услуг непромышленного характера		026	(1 979)	-
товаров, продукции, работ, услуг по основной деятельности (для институтов)		027	-	-
расходы от участия в других организациях		033	-	-
Валовая прибыль		029	959 980	245 779
Коммерческие расходы		030	(550 438)	(494 724)
Управленческие расходы.		040	-	-
Прибыль (убыток) от продаж Прочие доходы и расходы		050	409 542	(248 945)
Проценты к получению		060	51 169	2 938
Проценты к уплате		070	(5 291)	(11 116)
Доходы от участия в других организациях		080	-	11 130
Прочие доходы.		090	1 920 339	2 934 758
Прочие расходы		100	(2 451835)	(1 981152)
Прибыль (убыток) до нал огообложения		140	(76 076)	707 613
Отложенный налоговый актив		143	(7 949)	9 456
Отложенное налоговое обязательство		144	197	809
Текущий налог на прибыль		145	(140 210)	7 687
Иные аналогичные обязательные платежи		146	295 103	506 220
Налог на прибыль и иные аналогичные обязательные платежи		150	147 141	524 172
Прибыль (убыток) от обычной деятельности		160	71 065	1 231 785
ДЛЯ СВОДНОЙ О ТЧЕТНОСТИ Капитализированный доход (убыток)		184	-	-
Доля меньшинства		185	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода		19010	71 065	1 231 785

Наименование показателя	**Приме-чание**	**Код стр.**	**За отчетный период**	**За аналогичный период предыдущ. года**
1	А	2	3	4
V. Внутрихозяйственные расчеты				
стр. 140 Прибыль (убыток) до налогообложения		19011	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...		19012	-	-
Чистая прибыль нераспределенная прибыль(убыток) отчетного				
периода		19020	-	-
стр. 140 Прибыль (убыток) до налогообложения		19031	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...		19032	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного				
периода		19040	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного				
периода (19010+19020-19040)		190	71 065	1 231 785
				(руб.)

Наименование показателя	**Приме-чание**	**Код стр.**	**За отчетный период**	**За аналогичный период предыдущ. года**
1	А	2	3	4
СПРАВОЧНО.				
Постоянные налоговые обязательства (активы)		200	166 220	(187 779)
Базовая прибыль (убыток) на акцию		201	0,0200	0,3480
Разводненная прибыль (убыток) на акцию		202	0,0200	0,3480
РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ				

Наименование показателя	**Приме-чание**	**Код стр.**	**За отчетный период**	**За аналогичный период предыдущ. года**
1	А	2	3	4
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании прибыль		210	3 306	1 848
убыток		211	166	18

Прибыль (убыток) прошлых лет прибыль		220	372 901	24 134
убыток		221	33 488	5 375
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств прибыль		230	406	9 718
убыток		231	466	2 729
Курсовые разницы по операциям в иностранной валюте прибыль		240	67 929	15
убыток		241	23 105	19
Отчисления в оценочные резервы убыток		250	3 410	-
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности прибыль		260	2 996	7 306
убыток		261	26 997	47 745

5.5. Заключение аудитора Общества

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ №1-023-03-09

по финансовой (бухгалтерской) отчетности
Открытого акционерного общества
энергетики и электрификации «Самараэнерго»
за период с 1 января по 31 декабря 2008 г. включительно

г. Москва 25 марта 2009 г.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности Открытого акционерного общества энергетики и электрификации "Самараэнерго" (далее - Общество) за период с 1 января по 31 декабря 2008 г. включительно. Финансовая (бухгалтерская) отчетность Общества состоит из:
- бухгалтерского баланса (форма № 1);
- отчета о прибылях и убытках (форма № 2);
- отчета об изменениях капитала (форма № 3);
- отчета о движении денежных средств (форма № 4);
- приложения к бухгалтерскому балансу (форма № 5);
- пояснительной записки.

Ответственность за ведение бухгалтерского учета, подготовку и представление этой финансовой (бухгалтерской) отчетности несет руководство Общества. Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета, законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:
- Федеральным законом "Об аудиторской деятельности";
- федеральными правилами (стандартами) аудиторской деятельности;
- внутрифирменными стандартами аудиторской деятельности.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность Общества не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих числовые показатели в финансовой (бухгалтерской) отчетности и раскрытие в ней информации о финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности, рассмотрение основных оценочных показателей, полученных руководством аудируемого лица, а также оценку представления финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность Общества отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2008 г. и результаты финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2008 г. включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

Не изменяя мнения о достоверности финансовой (бухгалтерской) отчетности, мы обращаем внимание на то, что в настоящее время в Российской Федерации имеет место значительная неопределенность в отношении воздействия общемировых кризисных процессов на экономическую ситуацию в стране. Мы не имеем возможности предвидеть, какие изменения в таких условиях могут иметь место в будущем, и предсказать их влияние на финансовую (бухгалтерскую) отчетность.

Заместитель генерального директора Закрытого акционерного "ЭНПИ Консалт" В.Ю. Скобарев

Руководитель проверки (квалификационный аттестат на осуществления аудиторской деятельности в области общего аудита № К002828 с неограниченным сроком действия) О.М. Сорокина



6

Энергия Солнца, давление его лучей, как показали мои вычисления, легко может дать возможность блуждать небесным кораблям по всей планетной системе.

(К. Циолковский «Любовь к самому себе»)

Распределение прибыли и дивидендная политика.

В соответствии с решениями общих собраний акционеров прибыль Общества распределялась следующим образом:

Распределение прибыли Общества (тыс. руб.)	ГОСА по итогам 2005 года	ГОСА по итогам 2006 года	ГОСА по итогам 2007 года
Нераспределенная прибыль	540 727	(264 317)	1 123 895
Резервный фонд	-	-	-
Фонд накопления	-	-	906 428
Дивиденды	11 027	-	49 466
Прочие цели	529 700 (инвестиции)	-	168 001 (погашение убытков прошлых лет)

Решения о выплате дивидендов, в том числе решения о размере дивиденда и форме его выплаты по акциям каждой категории (типа), принимаются в основном ежегодно на годовом общем собрании акционеров по результатам деятельности в завершенном финансовом году. Порядок принятия решения о выплате дивидендов и порядок выплаты дивидендов регулируется Федеральным законом «Об акционерных обществах», Уставом ОАО «Самараэнерго» и Положением о дивидендной политике ОАО «Самараэнерго».

Дивидендная политика Общества основывается на строгом соблюдении прав акционеров, предусмотренных действующим законодательством, и направлена на повышение инвестиционной привлекательности Общества, его капитализации и максимального удовлетворения прав и интересов своих акционеров через рост курсовой стоимости акций и повышение дивидендных выплат.

Размер дивидендов по акциям любой категории (типа) не может быть больше рекомендованного Советом директоров Общества. Источником выплаты дивидендов является прибыль Общества после налогообложения. Чистая прибыль общества определяется по данным бухгалтерской отчетности ОАО «Самараэнерго», и ее размер утверждается на заседании Совета директоров. Совет директоров ОАО «Самараэнерго» в рамках своей компетенции рассматривает распределение чистой прибыли, полученной по итогам по результатам первого квартала, полугодия, девяти месяцев финансового года и (или) по результатам финансового года, принимает решение о целесообразности выплаты дивидендов и рекомендует общему собранию акционеров утвердить предлагаемое распределение чистой прибыли и принять решение о выплате дивидендов в определенном размере.

Срок выплаты дивидендов определяется Общим собранием акционеров Общества, но не может быть позднее 60 (Шестидесяти) дней после принятия решения об их выплате.

ОАО «Самараэнерго» регулярно выплачивает дивиденды, история выплаты которых отражена в таблице.

Дивидендная история Общества за последние 3 года.

	2006 год (за 2005)	2007 год (за 1 квартал 2007 г.)	2008 год (за 2007)
Размер дивиденда на 1 обык.акцию, руб	-	0,026568	-
Размер дивиденда на 1 прив.акцию, руб.	0,21125	0,026568	0,094763
Общая сумма начисленных дивидендов, включая налог, тыс. руб.	11 027	107 890	49 466
Общая сумма выплаченных дивидендов по состоянию на 31.12.2008, тыс. руб.	8 866,7	93 782,7	40 117,8
Дивидендная доходность 1 обык. акции, %	-	3,9	-
Дивидендная доходность 1 прив. акции, %	-	6,6	35,6

Дивидéндная дохóдность (англ. Dividend yield) — это отношение величины годового дивиденда на акцию к рыночной стоимости акции. Данная величина выражается чаще всего в процентах.

Выплата дивидендов в неполном объеме произошла по следующим причинам:

–Неверные, неполные либо устаревшие данные о реквизитах банковского счета акционера, который он указал в анкете зарегистрированного лица для получения дивидендов;

–Неверные, неполные либо устаревшие данные о почтовом адресе акционера, который он указал в анкете зарегистрированного лица для получения дивидендов почтовым переводом.

По итогам 2006 финансового года был получен убыток в размере 264 317 тыс. руб. в связи с этим дивиденды за 2006 год не выплачивались.

Информация о доходности дивидендных выплат за 2006 год не предоставляется, в связи с прекращением торгов на фондовых биржах обыкновенными и привилегированным акциями ОАО «Самараэнерго» в апреле 2006 года, и соответственно, отсутствием курсовой стоимости акций.



Инвестиционная деятельность.

7.1. Инвестиции Общества, в том числе направляемые на реконструкцию и техническое перевооружение.

График объемов инвестиций за 2006 - 2008 гг. ОАО «Самараэнерго»:



50000
40000
30000
20000
10000
0
инвестиции - всего с НДС, тыс. руб.
в т.ч. на реконструкцию
и техническое перевооружение
2006г.
2007г.
2008г.

Объем инвестиций составляет по годам:
2006 год – 40 462 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 39 846 тыс.руб.);
2007 год – 23 936 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 20 090 тыс.руб.);
2008 год – 31 001 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 16 552 тыс.руб.).

7.2. Источники финансирования инвестиционных программ (прибыль, амортизационные отчисления, прочие).

Основными источниками финансирования инвестиционной программы ОАО «Самараэнерго» являются собственные средства.

Освоение инвестиций за 2006 - 2008 гг. (с учетом НДС) по источникам выглядит следующим образом:

2006г.	план	факт	% выполнения
ВСЕГО, тыс. руб.	53 440	40 462	76
В т.ч. - за счет собственных средств:	53 440	40 462	76
Амортизацион-ных отчислений	53 440	40 462	76
прибыли			
прочих источников			
- за счет привлеченных источников:			
бюджета РФ			
средств от долевого участия			
прочих			

2007г.	план	факт	% выполнения
ВСЕГО, тыс. руб.	37 406	23 936	64
В т.ч. - за счет собственных средств:	37 406	23 936	64
Амортизацион-ных отчислений	37 406	22 636	60
прибыли			
прочих источников		1300	
- за счет привлеченных источников:			
бюджета РФ			
средств от долевого участия			
прочих			

2008г.	план	факт	% выполнения
ВСЕГО, тыс. руб.	34 444	31 001	90
В т.ч. - за счет собственных средств:	34 444	31 001	90
Амортизацион-ных отчислений	34 444	31 001	90
прибыли			
прочих источников			
- за счет привлеченных источников:			
бюджета РФ			
средств от долевого участия			
прочих			

7.3. Структура капиталовложений по направлениям: новое строительство, реконструкция зданий и сооружений, оборудование, не требующее монтажа, проектно-изыскательские работы для строительства будущих лет, прочие объекты

Динамика структуры инвестиций по направлениям за 2006-2008 годы:


2006г.
1,6%
8.5%
89.9%
новое строительство
реконструкция зданий и сооружений
оборудование, не требующее монтажа
проектно изыскательские работы
прочие вложения
2007г.
2.2%
5.4%
8.5%
1.7%
82.2%
2008г.
46.6%
48.3%
5.1%

Наиболее значительные мероприятия по капитальным вложениям:

2006год:

– приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс);

– реконструкция здания под гараж в Борском отделении Энергосбыта филиала ОАО «Самараэнерго»;

– реконструкция административного здания в Похвистневском отделении Энергосбыта филиала ОАО «Самараэнерго»

2007 год:

– приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс);

–реконструкция здания под гараж в Борском отделении ОАО «Самараэнерго» (окончание строительно-монтажных работ и ввод объекта в эксплуатацию).

2008 год:

– настройка, и пусконаладочные работы оборудования VPN;

– прокладка оптических линий связи (последней мили);

– приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс);

– модернизация локально-вычислительной сети ОАО «Самараэнерго» в административном здании, ул. Ленинградская, 27;

– система энергоснабжения серверного оборудования.

7.4. Непрофильные финансовые вложения.

В соответствии с решением Совета директоров ОАО «Самараэнерго» (протокол №20/129 от 12.04.2004) об утверждении Реестра непрофильных активов Общества, вложения в акции ОАО «Турбоэнергосервис», ОАО «Стикс» и доли в ООО «ЧОП Энергозащита», признаны непрофильными вложениями.

На конец 2008 года сумма долгосрочных финансовых вложений ОАО «Самараэнерго» в акции и доли других организаций составила 267 348 823,04 рублей, из них 96 407,28 рублей – непрофильные финансовые вложения.

7.5. Привлечение кредитных ресурсов под инвестиционные проекты.

Кредитные ресурсы под инвестиционные проекты в 2006-2008гг. не привлекались.

Перспектива технического переоснащения и развития Общества.

8.1. Внедрение новых технологий и динамика развития Общества.

В 2008 году реализация целей технической политики ОАО «Самараэнерго» включала в себя решение задач по двум основным направлениям, составляющим единый спектр мероприятий.

I-е направление

Мероприятия по обеспечению надёжности и работоспособности существующего (действующего) оборудования:

1. существующего парка вычислительной техники;
2. средств связи;
3. локально-вычислительных сетей;
4. внедрение информационных технологий и программных средств;

Их реализация обеспечит в первую очередь решение основной задачи ОАО «Самараэнерго» по надёжности и качеству обслуживания существующих потребителей по договорам электроснабжения, а также создаёт базу для решения задач других направлений.

II-е направление

Мероприятия по расширению рынка сбыта и увеличение объёма отпуска электрической энергии в т.ч. за счёт:

1. Заключение договоров электроснабжения с юридическими лицами
2. Разработки программного обеспечения для выставление счетов бытовым абонентам
3. Эффективное планирование и закупка электрической энергии в условиях перехода к свободному рынку.

Решение задач данного направления увеличивают объёмы валовой выручки.

8.2. Выполнение программ повышения надежности работы энергосистем (электроснабжения потребителей).

Основные усилия Общества в 2008 году были направлены на развитие систем связи, internet-технологий, автоматизации процесса взаимодействия с потребителями электрической энергии.

На 2009 год в области информационных технологий планируется дальнейшее развитие корпоративной сети ОАО «Самараэнерго» строительство волоконно-оптических линий связи в четырех отделения компании. Использование собственных высокоскоростных каналов связи, внедрение новых сервисов коммуникации внутри компании, обеспечит регламентированное информационное взаимодействие центрального офиса и отделений ОАО "Самараэнерго" с целью удовлетворения потребностей в услугах информационного обмена, оперативного отслеживания хода финансовых, социально-экономических процессов, учета и управления ресурсами.

Завершающим этапом строительства современного центра обработки данных станет проект внедрения модульной системы хранения данных. Ввод в эксплуатацию системы хранения данных позволит оптимизировать инфраструктуру хранения данных, сведет к минимуму вероятность потери данных, позволит обеспечить быстрое восстановление целостности баз данных информационных систем.

В плане 2009 года строительство центров обслуживания клиентов (ЦОК) в двенадцати районов области. Реализация проекта предполагает монтаж современного компьютерного оборудования, интеграцию объектов ЦОК в единую корпоративную сеть. Строительство новых объектов позволит расширить представительство компании ОАО «Самараэнерго» в регионе, улучшить качество обслуживания потребителей электрической энергии.

План развития компании на следующий год включает в себя проекты внедрения информационных систем биллинга и документооборота. Внедрение современных автоматизированных систем позволит автоматизировать полный цикл задач по учету и анализу реализации электрической энергии, учитывать территориально-распределенную структуру энергосбытовой компании и иметь встроенные функции по консолидации всего объема информации.

Инвестиционные проекты направлены на повышение эффективности энергосбытовой деятельности, качества обслуживания потребителей электрической энергии, получение дополнительной прибыли за счет повышения оперативности и точности расчетов, качества обслуживания потребителей, снижения издержек за счет своевременного принятия управленческих решений.

Развитие сети связи Общества и Internet-технологий.

Информационные технологии и телекоммуникации в настоящее время играют существенную роль в развитии и поддержании бизнеса любой компании. От эффективности применения информационных технологий в немалой степени зависит эффективность работы всего Общества.

В 2008 году были реализованы следующие проекты:

1. Завершено строительство корпоративной сети ОАО «Самараэнерго», организованной для обеспечения строго регламентированного информационного взаимодействия центрального офиса и отделений ОАО «Самараэнерго» с целью удовлетворения потребностей в услугах информационного обмена, оперативного отслеживания хода финансовых и социально-экономических процессов, учета и управления ресурсами.

В рамках проекта инсталлированы технические решения по созданию единой телекоммуникационной системы ОАО «Самараэнерго», с внедрением оборудования связи нового поколения, используя высокотехнологичное коммутационное оборудование – Cisco, Fujitsu-Siemens, Panasonic, AMP.

Проложены волоконно-оптические линии связи до узлов федерального провайдера ОАО «ВолгаТелеком», запущены сервисы ip-телефонии, организовано присоединение частной корпоративной сети к телефонной сети общего пользования, организован высокоскоростной выход в интернет, запущенны сервисы конференцсвязи.

Результатом реализации проекта, стало улучшение качества и увеличение пропускной способности каналов связи, внедрение новых сервисов коммуникации внутри компании, организация оперативного и высокотехнологичного взаимодействия сегментов ОАО «Самараэнерго» на территории Самарской области. Высокоскоростные каналы связи позволят внедрить современные информационные системы, улучшить качество предоставления услуг абонентам, сократить расходы компании на передачу данных между отделениями и центральным офисом компании.

2. Произведен монтаж структурированной кабельной системы в офисе Самарского отделения ОАО «Самараэнерго» с предоставлением сертификата соответствия категории 5Е и 25 летней гарантии компании AMP NETCONNECT, одного из крупнейших мировых производителей оборудования для локальных вычислительных сетей, структурированных кабельных систем и их компонентов.

3. Завершено строительство высокотехнологичного центра обработки данных. Введено в эксплуатацию серверное оборудование производства компании Fujitsu-Siemens Computers и оборудование обеспечения бесперебойного электропитания производства компании APC Limited. Произведен монтаж климатического оборудования.

Реализация проекта позволит оперативно обрабатывать большой объем информации, снизить вероятность потери данных, эксплуатировать современные информационные системы.

4. В рамках модернизации информационной системы расчетов с потребителями «Энергоофис»:

4.1. Организован обмен информацией с кредитными организациями, что дает возможность потребителям электроэнергии осуществлять оплату за потребляемую электроэнергию через банкоматы, платежные терминалы и пункты приема платежей.

4.2.Автоматизирован процесс выставления финансовых документов потребителям электрической энергии по возмещению расходов связанных с введением частичного и (или) полного ограничения и возобновления режима потребления электрической энергии и мощности.

4.3. Автоматизирован процесс перерасчета финансовых документов предыдущих периодов. Необходимость перерасчета вызвана изменением значения коэффициента распределения электрической энергии, поставляемой гарантирующим поставщиком на розничном рынке по регулируемым ценам и применением прогнозных нерегулируемых цен.

5. В рамках модернизации корпоративной информационной системы бухгалтерского и налогового учета «ИКАР»:

5.1 Внедрен программный модуль по расчету транспортного налога, что позволило своевременно формировать декларацию по транспортному налогу, обеспечить достоверность и надежность начисления транспортного налога в разрезе каждой единицы транспортных средств.

5.2 Модернизированы программные модули КИС «Икар»: Зарплата, Запасы, Кадры, Дебиторы и кредиторы, Расходы будущих периодов, Затраты, Налоговый учет. Это позволило оптимизировать работу пользователей при подготовке и формировании бухгалтерской и налоговой отчетности.

6. Реализован проект по формированию концепции развития корпоративной информационной системы ОАО «Самараэнерго» на период 2009-2013г. и повышению степени автоматизации бизнес-процессов компании.

Проведен анализ текущего состояния бизнеса, сформирован перечень функциональных требований к автоматизации, разработаны предложения по автоматизации бизнес процессов в области сбытовой деятельности, управленческого учета, закупочной деятельности, документооборота, формирования бюджета компании.

Произведена предварительная оценка стоимости рекомендуемых классов систем автоматизации, определены ИТ-инфраструктура и состав модулей программных средств.

7. Проведены работы по модернизации программного обеспечения системы подготовки, формирования, передачи по каналам связи налоговой и бухгалтерской отчетности с использованием сертифицированных средств криптографической защиты информации, что позволило оптимизировать оперативный обмен документами в электронном виде с Межрайонными инспекциями ФНС РФ по Самарской области, пенсионным фондом РФ, налоговыми органами г.Москвы.


10

Вот и Солнце, удаляясь на покой,
Опускается за сонною рекой.
И последний блеск по воздуху разлит,
Золотой пожар за липами горит.

(Константин Бальмонт «Голос заката»)

Закупочная деятельность.

10.1. Основные положения политики Общества в области закупочной деятельности согласно Положению о порядке проведения регламентированных закупок товаров, работ, услуг для нужд Общества.

Структура системы закупок ОАО «Самараэнерго» построена в соответствии с корпоративной системой стандартов по закупочной деятельности и направлена на обеспечение целевого и эффективного расходования денежных средств Общества, а также получения экономически обоснованных затрат (рыночных цен на продукцию) и предотвращения возможных злоупотреблений со стороны закупающих сотрудников.

Основные положения политики ОАО «Самараэнерго» в области закупочной деятельности отражены в утвержденном Приказе ОАО «Самараэнерго» № 114 от 31.03.2008. Данное Положение регламентирует процедуры закупки любых товаров, работ, услуг (далее — продукции) за счет средств Общества стоимостью свыше 200 000 рублей без НДС.

Стратегическое планирование деятельности ОАО «Самараэнерго» в части закупок возложено на Центральный закупочный орган, персональный состав которого утверждён решением Совета директоров Общества (протокол от 14.10.2005 г. № 9/170). В октябре 2006 года произошло изменение состава Центрального закупочного органа (Протокол Совета директоров ОАО «Самараэнерго» № 9/170 от 11.10.2006г.).

Копии всех публикаций о проводимых закупках и их результатах размещаются на едином Интернет-ресурсе http://www.samaraenergo.ru/ и http://www.b2b-energo.ru/.

Регламентация закупочной деятельности:

1. построена на разумном использовании специальных приемов для целенаправленного усиления действия рыночных законов в каждом случае закупки;
2. осуществляется путем применения обязательных процедур, которые должны выполняться закупающими сотрудниками при каждой закупке стоимостью выше определенного значения. Данные процедуры предполагают:
   - тщательное планирование потребности в продукции;
   - анализ рынка;
   - действия, направленные на достижение разумного уровня конкуренции среди потенциальных поставщиков там, где это возможно, а где невозможно – повышенный внутренний контроль;
   - честный и разумный выбор наиболее предпочтительных предложений при комплексном анализе выгод и издержек (прежде всего цены и качества продукции);
   - контроль за исполнением договора и использованием приобретенной продукции;
3. базируется на системном подходе, который означает для Общества наличие:
   - регламентирующей среды;
   - установленной организационной структуры управления закупками и их контроля;
   - подготовленных кадров для проведения закупок;
   - налаженной инфраструктуры закупок.
4. осуществляется путем соблюдения корпоративного единства правил закупок;
5. базируется на полномочиях и ответственности закупающих сотрудников.

Закупочная деятельность в Обществе в 2008 году регламентировалась следующими нормативными документами:

- Стандартом ЗД4_Г_2 ТП 2008 «Системы стандартов по организации закупочной деятельности. Проведение закупок»;
- Годовой комплексной программой закупок на 2008 год, утвержденной решением Совета директоров Общества от 04.10.2007, протокол № 5/214;
- Приказом ОАО «Самараэнерго» № 114 от 31.03.2008 о закупочной деятельности;
- Приказом ОАО «Самараэнерго» от 09 августа 2007 года № 246 «Об образовании постоянно действующей конкурсной комиссии» (с изменениями и дополнениями).

Оперативное управление закупочной деятельностью ОАО «Самараэнерго» осуществляется штатным структурным подразделением – «отдел организации закупок», которое является организатором закупок при проведении конкурсных процедур.

Кроме того, функциональные связи при осуществлении закупок товаров, работ, услуг регламентируются Положением об отделе организации закупок (ООЗ), а также должностными инструкциями сотрудников ООЗ.

Контроль за реализацией ГКПЗ осуществляется в форме ежеквартальных отчётов Генерального директора ОАО «Самараэнерго» перед Советом директоров.

10.2. Годовой отчет Генерального директора о закупочной деятельности по видам деятельности и по способам закупок.

По итогам реализации Годовой комплексной программы закупок ОАО «Самараэнерго» на 2008 год, скорректированной под производственные программы 2009 года объем регламентированных процедур составил:
В Энергоремонтном производстве – услуги 80,8 % от плана затрат;
ТПиР – 114,4 % от плана затрат, в том числе: МТР – 105,2%, услуги – 9,2%;
Капстрой – услуги 95,1 % от плана затрат;
Эксплуатационные расходы – 91,9% от плана затрат, в том числе МТР – 24,6%, услуги – 67,3%;
Прочие закупки – материалы и услуги - 121,4% от плана затрат.

В соответствии с Годовой комплексной программой закупок товаров, работ, услуг 2008 года проведена 131 торговая сессия на общую сумму 280 767 тыс. руб. (125,2 %), при плане 224 190 тыс. руб., в том числе:

• Открытых конкурентных процедур – 88 на сумму 150 903 тыс. руб., что составляет 67,3 % от общего плана закупок. Из них способом «открытый конкурс» – 64 на сумму 136 170 тыс. руб., «открытый запрос цен» - 23 на общую сумму 13 333 тыс. руб., «открытый запрос предложений» - 1 на общую сумму 1 400 тыс. руб.
• Закупок способом «Единственный источник» проведено 43 на общую сумму 119 344,0 тыс. руб., что составляет 53,2 % от общего плана закупок, из них по результатам конкурентных процедур 3 закупок на сумму 2 615,0 тыс. руб.

Основные закупки способом «Единственный источник» включают:
- Аренда административных зданий у ОАО «Волжская ТГК», прочих административных зданий на общую сумму 30 902 тыс. руб. Решение принято советом директоров ОАО «Самараэнерго» (Протокол заседания Совета директоров ОАО «Самараэнерго», проводимого в заочной форме 15 декабря 2006г.);
- Услуги агента по проведению аукциона по продаже акций «Волжская ТГК» - 9 000 тыс. руб. (Протокол ЦЗО 01/01 от 15.01.2008г.);
- услуги по сбору денежных средств – 15 639 тыс. руб. (Протокол ЦЗО № 08/01 от 18.01.2008г.);

• Нерегламентированные закупки продукции проведены на общую сумму 10 520 тыс. руб., или 4,7% от плана закупок.

10.3. Информация об основных показателях ГКПЗ, сформированной на 2009 год.

Годовая комплексная программа закупок на 2009 год сформирована в следующем объеме:
Энергоремонтное производство 6 закупок на сумму 3 570 тыс. руб., в том числе:
0 лотов по выбору поставщиков МТР;
6 лотов на сумму 3570 тыс. руб. по выбору исполнителя работ.
Техническое перевооружение и реконструкция 29 закупок на сумму 50 000 тыс. руб., в том числе:
22 лота на сумму 45 428 тыс. руб. по выбору поставщиков МТР;
7 лотов на сумму 4 572 тыс. руб. по выбору исполнителя работ.
Капитальное строительство 10 закупок на сумму 37 705 тыс. руб., в том числе:
1 лот на сумму 27 854 тыс. руб. по выбору поставщиков МТР;
9 лотов на сумму 9 851 тыс. руб. по выбору исполнителя работ.
Эксплуатационные расходы 76 закупок на сумму 116 326 тыс. руб., в том числе:
9 лотов на сумму 6 372 тыс. руб. по выбору поставщиков МТР;
67 лотов на сумму 109 954 тыс. руб. по выбору исполнителя работ.
Прочие расходы 60 закупок на сумму 85 421 тыс. руб., в том числе:
17 лотов на сумму 7 795 тыс. руб. по выбору поставщиков МТР;
43 лота на сумму 77 626 тыс. руб. по выбору исполнителя работ.
Итого планируется провести 181 закупочную сессию на общую сумму 293 022 тыс. руб., в том числе в процентном соотношении:
- Открытых конкурсов – 24,3 %
- Открытых запросов цен – 6,2 %
- Закупок у единственного источника – 64,1 %
- Нерегламентированных закупок – 5,4 %

Высокий процент закупки у единственного источника обусловлен тем, что большой объем открытых конкурсов был перенесен на 4 квартал 2008 года, под производственные программы 2009 года.
К основным закупкам у единственного источника относятся:
- Аренда зданий у ОАО «Волжская ТГК» – 25 926 тыс. руб.;
- Аренда прочих административных зданий – 12 772 тыс. руб.;
- Услуги по сбору денежных средств – 20 802 тыс. руб.;
- Модернизация программного комплекса для расчетов с потребителями – 7 700 тыс. руб.;
- Установка и обслуживание справочно-правовой системы Гарант-Сервис-Самара на сумму 4 540 тыс. руб.;
- Защита в арбитражном суде – 40 000 тыс. руб.
- Аренда транспорта у ОАО «Волжская ТГК» - 18 500 тыс. руб.



Охрана окружающей среды.

В результате деятельности ОАО «Самараэнерго» образуются 13 видов отходов производства и потребления 1 - 4 класса опасности на 23 площадках (здание управления, 18 отделений и 4 производственных участка).

Для предприятия ОАО «Самараэнерго» Научно-аналитическим центром промышленной экологии Самарского государственного технического университета разработан проект нормативов образования отходов и лимитов на их размещение, в котором представлена схема операционного движения отходов, даны характеристика мест временного хранения (накопления) отходов на территории предприятия, периодичность их вывоза, план мероприятий по снижению воздействия отходов производства и потребления на окружающую среду.

В 2008 году производственно-технической службой ОАО «Самараэнерго» выполнен технический отчет о неизменности производственного процесса, используемого сырья и об обращении с отходами. На основании выполненного отчета Управлением по технологическому и экологическому надзору Ростехнадзора по Самарской области утверждены нормативы образования отходов и лимиты на их размещение на 2009 год.

В соответствии с утвержденными лимитами ОАО «Самараэнерго» по каждой площадке заключило договоры на вывоз и размещение (обезвреживание, переработку, использование, захоронение) образовавшихся отходов и ежеквартально производит оплату за негативное воздействие на окружающую среду.

Два инженерно-технических работника производственно-технической службы ОАО «Самараэнерго» имеют свидетельства о повышении квалификации по программе профессиональной подготовки лиц по направлению «Обращение с опасными отходами», полученные в Негосударственном образовательном учреждении «Учебный центр «Самара».

Координация и контроль деятельности ОАО «Самараэнерго» по обращению с отходами производства и потребления возложены на заместителя генерального директора по техническим вопросам и информационным технологиям. Приказом по ОАО «Самараэнерго» назначены ответственные за деятельность по обращению с отходами производства и потребления в каждом отделении ОАО «Самараэнерго».

Основными задачами на 2009 год для ОАО «Самараэнерго» являются подтверждение нормативов образования отходов и лимитов на их размещение на 2010 год, контроль своевременного вывоза и размещения отходов производства и потребления в соответствие с заключенными договорами.



12

«Кто тут есть, чтобы продолжить моё дело?»
- спросило заходящее Солнце.
«Я сделаю все, повелитель», - ответила
глиняная лампада.

(Рабиндранат Тагор)

Кадровая и социальная политика. Социальное партнерство.

12.1. Структура работающих по категориям.

Численность работников ОАО «Самараэнерго» по состоянию на 31 декабря 2008 года составляет 997 человек, из них:

руководителей всех категорий	133 чел.
специалистов	412 чел.
служащих	28 чел.
рабочих	424 чел.

Анализ кадров за 2008 год в сравнении с 2007 годом показывает, что численный состав кадров не значительно увеличился (на 18 человек).

Количественный анализ кадров за последние 3 года:

Категория работников	на 31.12.2006.	на 31.12.2007.	на 31.12.2008.
- всего работающих (чел.)	970	979	997
в том числе:			
- руководителей (чел.)	120	134	133
- специалистов (чел.)	407	399	412
- служащих (чел.)	31	28	28
- рабочих (чел.)	412	418	424



2006г.
120
412
407
31
2007г.
134
418
399
28
2008г.
133
424
412
28
рабочие
служащие
руководители
специалисты

12.2. Возрастной состав работников (графическое и текстовое представление).

В 2008 году 15,7% работников ОАО «Самараэнерго» находилось в возрасте до 30 лет, 58,1 % - в возрасте от 30 до 50 лет и 26,2 % - в возрасте старше 50 лет.


возрастной состав руководителей
2006
5
55
60
2007
5
57
72
2008
4
55
74
возрастной состав специалистов
2006
84
71
252
2007
90
68
241
2008
89
77
246
возрастной состав рабочих
2006
54
98
260
2007
52
111
255
2008
57
123
244
возрастной состав всех работников
2006
147
231
592
2007
152
243
584
2008
157
261
579
до 30 лет
30-50 лет
старше 50 лет

12.3. Ротация кадров

2006 год	2007 год	2008 год
3,9 %	7,9 %	6,0 %


%
8
7
6
5
4
3
2
1
0
2006
2007
2008

Число уволенных в 2008 году по причинам текучести составило 40 человек. Текучесть кадров в целом по ОАО «Самараэнерго» в 2008 году составила 6,0 % , в 2007 году - 7,9 %.

12.4. Качественный состав работников (уровень образования). Система развития персонала.

Качественный состав кадров остается на достаточно высоком уровне, 97,6 % инженерно-технического состава имеет высшее или среднее специальное образование. В целом по ОАО «Самараэнерго» более 750 работающих - с высшим или средним специальным образованием, 5 человек - кандидаты наук.

Качественный состав персонала по категориям работающих:

Категория работников	Численность работников (чел)	Имеют высшее образование (чел)	Имеют среднее специальное образование (чел)	Кандидаты наук (чел)
Все работающие, в т.ч.	997	521	232	5
Руководители	133	112	23	4
Специалисты	412	329	68	1
Служащие	28	8	13	-
Рабочие	424	72	128	-


500
400
300
200
100
0
4
477
244
5
498
230
5
521
232
2006г.
2007г.
2008г.
кандидат наук
с высшим обр.
со средним специальным обр.

В соответствии с Правилами организации работы с персоналом в ОАО «Самараэнерго» проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок заключаются договоры на обучение с отрывом от производства руководителей и специалистов энергосистемы с институтами повышения квалификации (ПЭИПК, институт корпоративного управления, институт рыночных технологий, НП Корпоративный образовательный центр ЕЭС, «ОАО ГВЦ энергетики», Корпоративный энергетический университет).

Показатели	Обучено в 2008 году	Прогноз на 2009 год
Подготовка рабочих	2 чел.	
Переподготовка	54 чел.	58 чел.
Обучение вторым профессиям		
Повышение квалификации рабочих		
Повышение квалификации ИТР	20 чел.	24 чел.
Затраты на обучение (руб.)	1 453 639	1 759 100

В 2008 году повысили квалификацию 74 человека из категории руководителей и специалистов, в том числе в институтах повышения квалификации с отрывом от производства - 20 человек.

Динамика изменения заработной платы

Заработная плата работников по категориям с 2006-2008 гг. (руб.)

Категории работников	Годы		
	2006	2007	2008
Руководители	55 353	54 997	58 696
Специалисты и технические исполнители	19 596	21 553	23 355
Рабочие	11 863	13 010	13 752

Динамика заработной платы работников по категориям с 2006-2008 гг.



60000
50000
40000
30000
20000
10000
2006
2007
2008
руководители
специалисты и технические исполнители
рабочие

Рост средней заработной платы работников ОАО «Самараэнерго» объясняется увеличением тарифной части заработной платы:

1) на индекс потребительских цен Российской Федерации за 9 месяцев 2008 года, что гарантировано Коллективным договором ОАО «Самараэнерго»;

2) согласно Приказу №220 от 24.06.2008 года о «Повышении заработной платы персонала ОАО «Самараэнерго» с 1 по 9 уровень оплаты».

Программа пенсионного обеспечения ОАО «Самараэнерго».

Решением Совета директоров (Протокол №16/227 от 15 апреля 2008г) была утверждена Программа негосударственного пенсионного обеспечения (НПО) работников ОАО «Самараэнерго». Программа НПО основана на принципах, заложенных Стратегией негосударственного пенсионного обеспечения работников Холдинга РАО «ЕЭС России», утвержденной в мае 2004 г.

В соответствии со стратегией реализация пенсионного обеспечения работников осуществляется через Негосударственный пенсионный фонд электроэнергетики – НПФЭ.

Между «Самараэнерго» и НПФЭ заключены соответствующие договора НПО для реализации корпоративного пенсионного плана и паритетного пенсионного плана, идет текущее финансирование. Условия реализации корпоративного и паритетного пенсионных планов определяются Положением о НПО работников общества.

В соответствии с договором 01/95/ю открыто 95 счетов работникам Общества в Негосударственном пенсионном фонде электроэнергетики по Поддерживающей программе. Из них 32 уже в настоящий момент получают дополнительную пенсию, средний размер которой составляет 1 842 рубля. На 2008 год в паритетном пенсионном плане ОАО «Самараэнерго» работникам открыто 130 счетов.

12.5. Охрана труда.

Вопросы охраны труда находятся под постоянным контролем руководства ОАО «Самараэнерго».

Работа с персоналом ведется в соответствии с «Положением об организации работы с персоналом».

Работники предприятия обеспечены сертифицированными средствами защиты в соответствии с нормами.

Весь комплекс мероприятий, предусмотренных планом по охране труда, предупреждению дорожно-транспортных происшествий и травматизма на автотранспорте в 2008 году, выполнен.

Работники предприятия прошли обучение и проверку знаний норм и правил охраны труда.

В 2008 году проведен периодический обязательный медосмотр в соответствии с ТК РФ и приказом МЗ РФ от 16.08.2004 г. № 83 работникам ОАО «Самараэнерго». По результатам проведенных осмотров и обследований не выявлены работники с противопоказаниями к выполняемой работе.

Помимо обязательного социального страхования работников, на предприятии на протяжении нескольких лет действует система добровольного медицинского страхования работников от несчастных случаев на производстве и профессиональных заболеваний.

В целом по предприятию в 2008 году на мероприятия по охране труда израсходовано 1 255,3 тыс. руб., в том числе на мероприятия по предупреждению несчастных случаев на производстве и профессиональных заболеваний – 514,3 тыс. руб., на приобретение средств индивидуальной защиты – 444,6 тыс., на проведение санитарно-гигиенических мероприятий по предупреждению заболеваний на производстве – 241 тыс. руб.

В 2008 году проведена аттестация рабочих мест по условиям труда в количестве 200 рабочих мест. По результатам лабораторных исследований и выявленным отклонениям от допустимых параметров световой среды проведены мероприятия по доведению до второго допустимого класса условий труда на 21 рабочем месте.

За прошедший год проведены мероприятия по оздоровлению работников акционерного общества и членов их семей, так:

в санаториях - 35 человек;

в санаториях-профилакториях прошли лечение - 10 человек;

на базах отдыха оздоровлено – 30 человек;

в детских оздоровительных лагерях – 62 человек.

Финансовые затраты на оздоровительные мероприятия составили:

из прибыли общества – 1 022,9 тыс.руб.;

из фонда социального страхования – 504,5 тыс.руб.

из средств профкома - 68,5 тыс. руб.

Кроме того, по Постановлению фонда социального страхования от 15.10.2008 г. № 209 за счет частичного финансирования предупредительных мер по сокращению производственного травматизма в 2008 году в ОАО «Самараэнерго» прошли оздоровление 5 сотрудников ОАО «Самараэнерго» в санаториях на общую сумму 95,9 тыс. руб.

По итогам 2008 года в ОАО «Самараэнерго» пострадали 3 человека (травмы легкой степени тяжести), количество дней нетрудоспособности составило - 60 дней. Последствий по данным травмам на производстве не выявлено, пострадавшие продолжают выполнять свои должностные обязанности по прежнему месту работы.


13

Задачи и перспективы Общества на будущий год, решение стратегических задач.

13.1. Повышение эффективности энергосбытовой деятельности

Для укрепления конкурентоспособности, снижения вероятности возникновения рисков и минимизации их возможных последствий, а также сохранения положительной тенденции развития компании ОАО «Самараэнерго» осуществляет следующие мероприятия:

• сохранение и расширение существующей абонентской базы за счет формирования более гибкой политики взаимоотношений с потребителями электроэнергии: предложение потребителям более гибких условий договора на энергоснабжение, чем у конкурирующих энергосбытовых компаний; оказание потребителям дополнительных услуг в виде консультаций по выбору оптимального тарифа из утвержденного тарифного меню; предложение более удобных форм оплаты потребленной электроэнергии;

• оптимизация структуры закупок электроэнергии на нерегулируемых секторах с целью минимизации отпускных тарифов конечным потребителям;

• оптимизация условно-постоянных затрат и прочих расходов в целях постоянного развития материально-технической базы и сохранения кадрового потенциала компании;

• снижение активности потребителей, предпринимающих попытки выхода на НОРЭМ, за счет предоставления им объективных расчетов возможного экономического эффекта и потерь, которые они могут получить от самостоятельной работы на рынке электроэнергии, особо выделяя возникающие у них в связи с этим риски и организационно-технические проблемы. В случае если потребитель принимает принципиальное решение о выходе на рынок, предлагает ему услуги в качестве агента по его выводу на НОРЭМ, оформлению и заключению необходимых договоров и осуществлению от его имени всех регламентированных процедур по закупке электроэнергии;

• снижение потерь компании от неплатежей за отпущенную электроэнергию, преимущественно за счет активизации претензионно-исковой работы, вплоть до инициирования процедуры банкротства потребителей-должников, реструктуризации долгов, а также отключения злостных неплательщиков;

• совершенствование системы управления компанией для обеспечения динамичного реагирования на изменения на оптовом и розничном рынке электроэнергии;

• сохранение и повышение кадрового потенциала.

13.2. Повышение уровня корпоративного управления.

В 2008 году была продолжена работа по совершенствованию качества корпоративного управления, повышению корпоративной культуры и прозрачности деятельности Общества.

Важным событием в плане совершенствования корпоративного управления Общества стало утверждение Советом директоров Положения о дивидендной политике ОАО «Самараэнерго». Данное положение утверждено в целях обеспечения прозрачности механизма определения размера дивидендов и их выплат, а также информирования акционеров и иных заинтересованных лиц о дивидендной политике Общества.

Дивидендная политика Общества основывается на строгом соблюдении прав акционеров, предусмотренных действующим законодательством, и направлена на повышение инвестиционной привлекательности Общества, его капитализации и максимального удовлетворения прав и интересов своих акционеров через рост курсовой стоимости акций и повышение дивидендных выплат.

В 2008 году были выплачены дивиденды по акциям ОАО «Самараэнерго» по итогам 2007 года путем перечисления денежных средств агентам по выплате дивидендов. Размер денежных средств, направляемых на выплату дивидендов, составил 49 465 631 рублей.

В своей текущей деятельности в отчетном году Совет директоров Общества утвердил ряд внутренних документов, регламентирующих отдельные сферы деятельности компании:

- в финансовой сфере – новая редакция Положения о кредитной политике;
- в сфере закупок - новая редакция Положения о порядке проведения регламентированных закупок товаров, работ, услуг для нужд ОАО «Самараэнерго»;
- в социальной сфере – Программа негосударственного пенсионного обеспечения работников ОАО «Самараэнерго» на 2008 год, Положение о благотворительной и спонсорской деятельности.

Действие указанных документов позволяет акционерам через избранный ими Совет директоров осуществлять контроль за производственно-хозяйственной деятельностью Общества, что способствует совершенствованию корпоративного управления Общества.

В рамках повышения прозрачности компании и ее привлекательности в глазах потенциальных инвесторов в 2009 году в Обществе планируется внедрение передовых стандартов корпоративного управления Общества и формирование эффективной системы взаимодействия с акционерами и инвесторами.

13.3. Деловая репутация общества и PR-поддержка приоритетных направлений деятельности Общества.

В условиях современной рыночной экономики важнейшим преимуществом в конкурентной борьбе становится наличие благоприятного образа энергосбытовой компании. При создании образа честной, надежной компании и проведении разъяснительной работы в средствах массовой информации о составляющих текущего уровня тарифов, необходимости вовремя оплачивать потребленную электроэнергию, о возможных социальных последствиях неоплат, о преимуществах ОАО «Самараэнерго» перед другими поставщиками электроэнергии, о применении изменений в законодательстве, Общество будет добиваться осознания потребителем справедливости требований энергокомпании.

Посредством поддержания положительного имиджа, руководствуясь принципами доступности и достоверности раскрываемой информации, Общество в 2009 году планирует решить следующие задачи:

• снижение дебиторской задолженности;

• сохранение статуса гарантирующего поставщика;

• укрепление деловых связей с крупными потребителями и партнерами;

• повышение лояльности клиентов;

• продвижение новых услуг.

В 2009 году продолжится работа по PR-поддержке приоритетных направлений деятельности Общества:

• С целью повышения эффективности энергосбытовой деятельности и информирования потребителей об улучшении качества обслуживания клиентов планируется разработать и реализовать PR-акцию сопровождения работ по открытию Центров обслуживания клиентов в районах Самарской области.

• В целях сохранения и расширения существующей абонентской базы будет разработана PR-программа по популяризации предложений потребителям по оказанию дополнительных услуг в виде консультаций по выбору оптимального тарифа из утвержденного тарифного меню, предложения более удобных форм оплаты потребленной электроэнергии.

• В целях снижения потерь компании от неплатежей за отпущенную электроэнергию и поощрения добросовестных потребителей будет продолжена работа по распространению информации о должниках и ответственных потребителях электрической энергии.

Наряду с проведением PR-акций, направленных на формирование позитивного имиджа и конкурентных преимуществ Общества, в 2009 году планируется издание корпоративной газеты. Издание и распространение корпоративной газеты будет способствовать укреплению деловых связей с потребителями, повышению их дисциплины в части своевременной оплаты за потребленную электроэнергию. Тематика корпоративной газеты, разработанная в соответствии с Положением об информационной политике ОАО «Самараэнерго», будет учитывать интересы акционеров Общества, поддерживать корпоративный дух сотрудников ОАО «Самараэнерго» и будет являться эффективным инструментом для продвижения бизнеса компании.



Справочная информация для акционеров.

Адреса, телефоны, контакты, банковские реквизиты, адрес Общества в Internet, краткая информация об аудиторе, реестродержателе Общества.
Открытое акционерное общество энергетики и электрификации «Самараэнерго», находится по адресу: г. Самара, ул. Ленинградская, 27. Телефон приемной - (846) 279-66-00, факс - (846) 310-91-83. Телефон корпоративного сектора – (846) 279-69-40.

Банковские реквизиты: ИНН 6315222985, КПП 997450001, р/с 40702810600020000314 в ЗАО АКБ «Газбанк» г. Самары, БИК 043601863, к/с 30101810400000000863
Адрес Общества в Internet – www.samaraenergo.ru

Аудитор - ЗАО «ЭНПИ Консалт»
Место нахождения: Россия, 115191, Москва, Духовский пер., 14
Тел.: (495) 952-10-41, Факс: (495) 954-47-26
Адрес электронной почты: npg@npg.ru
Данные о лицензии аудитора: лицензия № Е004289 выдана 15 мая 2003 года Министерством финансов Российской Федерации, срок действия до 15 мая 2013 года.

Реестродержатель - ОАО «Центральный Московский Депозитарий»
Место нахождения: Москва, Орликов пер., 3, кор. В,
Почт. адрес - 105082, Москва, ул. Большая Почтовая, д.34, стр.8
Тел.: (495) 221-13-34, факс: (495) 221-13-83,
Адрес электронной почты: dr@mcd.ru
Данные о лицензии реестродержателя: Лицензия Федеральной комиссии по рынку ценных бумаг на осуществление деятельности по ведению реестра № 10-000-1-00255 от 13 сентября 2002 года, без ограничения срока действия.